2007 Annual Report

and Form 10-K

Systems Engineering & Integration



Information Technology



Intelligence Analysis and Mission Operations



Global Logistics and Supply Chain Management



ManTech
International Corporation®

Leading the Convergence of National Security and Technology SM

www.mantech.com

ManTech at a Glance

- Leading provider of innovative technologies and solutions focused on mission-critical national security programs for the U.S. Intelligence Community; the Departments of Defense, State, Homeland Security and Justice; the Space Community; and other federal government agencies
- 2007 revenues of $1.448 billion – up 27 percent from 2006; organic growth of 16 percent
- 93 percent of revenues from the Intelligence Community, Department of Defense and Homeland Security related customers
- Since 2002 initial public offering, ManTech's revenue, operating income and net income have each grown by a compound annual rate of 24 percent
- More than 7,300 highly skilled professionals; 65 percent with active security clearances; 41 percent cleared to top secret or above
- 296 locations worldwide with operations in more than 40 countries
- In 2007, ManTech received the following recognition:
  - *BusinessWeek.com*, one of their 75 Fastest Growing Technology Companies
  - *Business 2.0* magazine, one of their 100 Fastest Growing Technology Companies (second year in a row)
  - Deloitte & Touche, one of their Virginia 50 Fastest Growing Technology Companies
  - *G.I. Jobs* magazine Top Ten Military Friendly Employer (second year in a row)


24% CAGR
500
667
827
980
1,137
1,448
2002 2003 2004 2005 2006 2007

Annual Revenue *
(in millions)


24% CAGR
39
55
68
84
91
114
2002 2003 2004 2005 2006 2007

Annual Operating Income *
(in millions)


18% CAGR
0.88
0.98
1.29
1.60
1.64
1.95
2002 2003 2004 2005 2006 2007

Annual EPS *

OPERATING RESULTS (in thousands, except per share data amounts)	2003	2004	2005	2006	2007
Revenues	$667,234	$826,928	$980,289	$1,137,178	$1,448,098
Operating Income	$54,773	$68,467	$84,178	$90,650	$113,704
Income from continuing operations	$31,588	$41,918	$53,203	$55,596	$67,327
Diluted earnings per share from continuing operations	$0.98	$1.29	$1.60	$1.64	$1.95
BALANCE SHEET SUMMARY					
Cash and cash equivalents	$9,264	$22,963	$5,678	$41,510	$8,048
Accounts receivable	$176,857	$196,277	$239,685	$236,445	$337,467
Working capital	$135,574	$127,034	$103,576	$168,189	$68,409
Total assets	$436,134	$468,402	$555,985	$613,252	$937,503
Total debt	$25,261	$25,184	$42,523	$0	$165,000
Total stockholders' equity	$287,651	$320,396	$378,582	$459,016	$551,305

** Represents results from continuing operations*

To Our Shareholders



George J. Pedersen
Chairman of the Board of Directors and Chief Executive Officer

Robert A. Coleman
President and Chief Operating Officer

We are pleased to report that in 2007 ManTech International Corporation had its best year in our 40-year history. We delivered strong growth in revenue, income, earnings per share (EPS), operating cash flow and other key financial measurements. Our continued robust performance is driven by the persistent demand for our mission-critical national security services, new contract awards, the expansion of existing contracts, and strategic acquisitions.

2007 revenue up 27 percent; income increases 21 percent

Due to the dedication, commitment and advanced skills of our more than 7,300 professionals, we are solidly positioned at the center of the national security marketplace. This strategic focus has served us well. Since 2002 when we went public, our revenue, operating profit and net income have all grown by a compound annual rate of 24 percent. Our 2007 revenue was $1.448 billion, a 27 percent increase compared to 2006's revenue of $1.137 billion. Of last year's growth, 16 percent was organic (non-acquisition related). The last three years our organic growth rate has averaged 14 percent, demonstrating the strength of our core business and our positioning at the center of the national security mission.

Contract awards drive our revenue and in 2007 our wins totaled $1.24 billion, with 77 percent coming from new business awards. This produced a contract backlog (an estimate of remaining revenue from signed contracts) for the year of $3.24 billion, a 13 percent increase from 2006. Funded backlog was $758 million, up 22 percent from 2006.

Our growing business and well-managed operations has fueled our profit. Net income from continuing operations for 2007 was $67.3 million, up 21 percent compared to $55.6 million in 2006. Diluted earnings per share from continuing operations for 2007 was $1.95, up 19 percent from $1.64 in 2006.

Our steady focus on cash collections in 2007 helped to generate operating cash flow from continuing operations of $65 million and a reduction in days sales outstanding of accounts receivables to 72, down from 73 days in 2006. Thanks to this solid financial management, we finished 2007 with debt of $165 million, after borrowing approximately $250 million to fund the acquisitions of ManTech SRS Technologies in May 2007 and ManTech MBI Inc., in December 2007.

Strategic acquisitions extend our capabilities

The acquisition of SRS Technologies was the largest in ManTech's history. ManTech SRS has strong capabilities in C4ISR and an excellent track record of providing high-end, mission-critical systems engineering services. The integration has gone smoothly and ManTech SRS has contributed solid financial results and provides us with exposure to new customers such as the Defense Advanced Research Projects Agency (DARPA), Missile Defense Agency (MDA) and others. Our most recent acquisition, ManTech MBI Inc., also has great potential. They are highly regarded in the government marketplace for their expertise in Service Oriented Architecture and data interoperability and have a strong presence at one of our existing customers – the Defense Intelligence Agency (DIA). The addition of these two excellent organizations to the ManTech team will enhance our ability to support our existing customers and broaden our capabilities allowing us to provide new solutions to new prospects.

Successful and strategic acquisitions, along with contract awards have accelerated our growth. We won a number of contracts to support the Intelligence Community and homeland security such as a $90 million contract from the Department of Defense to support its interagency anti-terrorism missions. Knowledge management, information sharing and collaboration are important components of today's intelligence mission and we are providing the Director of National Intelligence with a tool called Analyst Space, or A-Space, a next generation intelligence analysis work environment. A-Space is a social networking and collaboration solution similar to MySpace and Facebook that will be a focal point for facilitating information sharing across all 16 intelligence agencies.

To Our Shareholders (cont'd)

One of our largest 2007 contract awards was a $90 million extension and expansion of our Countermine contract and new work to support the Mine-Resistant Ambush Protected vehicles. We are proud to support these efforts which protect our troops from improvised explosive devices (IEDs). ManTech provides logistic support and supply chain management; operations and maintenance; and training and support of the IED jamming equipment.

One of the government's biggest procurement's in 2007 was the General Services Administration (GSA) Alliant contract, a 10-year, multiple-award, indefinite-delivery, indefinite-quantity contract that has a $50 billion dollar ceiling and is open to all federal and Department of Defense agencies. ManTech was one of a number of companies to receive awards for the contract which will support national security in areas such as infrastructure protection, anti-terrorism and emerging technologies.

Praise from *BusinessWeek.com* and others

Our 2007 performance was applauded by Wall Street and lauded by others. *BusinessWeek.com* named ManTech to their 2007 list of the 75 fastest growing technology companies in the nation. Companies chosen represent the industry's biggest growth engines and are selected for their share price performance, sales and profit gains, and return on equity. We received accolades from others such as *Business 2.0* magazine which put ManTech on their 100 Fastest Growing Technology Company list for the second year in a row; Deloitte & Touche which placed us on their Virginia 50 Fastest Growing Technology Company roster; and *G.I. Jobs* magazine which rated ManTech a Top Ten Military Friendly Employer for the second year in a row.

Commitment to our employees and the community

The *G.I. Jobs* award helps us to attract veterans and other qualified professionals to come to work for ManTech. We are focused on being an employer of choice, offering engaging, mission-critical work and fulfilling careers. We recognize that our employees' passion, dedication to the mission, intellectual capital and integrity shapes our reputation and ensures the success of our company. The well-being of our employees, especially those operating in harm's way – many of them on the front lines of the Global War On Terrorism – is our highest concern. We salute them and thank them for their continued service in protection of our national security.

Our employees' commitment to our business success also extends to their concern for their communities. Nationwide in 2007, ManTech employees devoted time and resources to more than 27 non-profit organizations. We also announced in February 2008 that ManTech will make a $100,000 donation to CharityWorks, to support its campaign to build a Fisher House 'home-away-from-home' for veterans and their families in Washington, D.C.

Planning for the future

In 2001, just prior to going public, we developed a strategic plan to transform ManTech into a company focused on the mission critical high-end Intelligence and Department of Defense markets, to become a leader in applying advanced technology to support national security, to surpass $1 billion in revenue, to enhance our market position through strategic acquisitions and to increase shareholder value. We have achieved on all aspects of that plan and have begun in earnest to finalize our new direction. Our aim is to have a dominant mid-tier presence in the intelligence and defense industries, to be firmly established in the federal civilian markets, to selectively extend our business into the commercial and international markets, to generate more than $3 billion in revenue and to increase our value to shareholders. We are confident in our ability to succeed thanks to our experienced leadership team and our dedicated workforce.

George J. Pedersen
Chairman of the Board of Directors and Chief Executive Officer

Robert A. Coleman
President and Chief Operating Officer

Corporate Overview

ManTech International Corporation, commemorating its 40th anniversary in 2008, is a leading provider of innovative technologies and solutions for mission-critical national security programs for the Intelligence Community; the departments of Defense, State, Homeland Security, and Justice; the Space Community; and other U.S. federal government agencies. We have successfully supported our customer's national security missions since our founding and as a result we have built a deep reservoir of domain knowledge and highly skilled professionals, and earned a reputation in the marketplace as a trusted provider of high-priority professional services. Those services include supporting the Global War on Terrorism, protecting our homeland and providing technical services to our armed services in essential operations around the world. ManTech has more than 7,300 employees who embody our culture based on integrity and high ethical standards. They are dedicated to our customer's mission and steadfastly committed to providing the highest quality services and solutions.

Worldwide presence – broad spectrum of customers

Our global reach includes operations in more than 40 countries. More than 65 percent of our workforce have clearances and 41 percent are cleared to Top Secret or above, an important qualification for the vital activities we support.

In 2007, 93 percent of our revenue came from the Intelligence Community and Department of Defense customers including the Office of the Secretary of Defense, the Department of State, the Department of Homeland Security, various intelligence agencies, federal intelligence and terrorism task forces, the U.S. Army, Navy, Air Force and Marine Corps, Missile Defense Agency, Defense Advanced Research Projects Agency and joint military commands. We also provide solutions to federal government civilian agencies, including NASA, the Patent & Trademark Office, EPA, as well as to state and local governments and commercial customers.

Comprehensive, leading-edge, full life-cycle solutions and services

We deliver extensive information technology, technical and other services and solutions for mission-critical, enterprise information technology and communication systems, primarily in support of national security programs for the Intelligence Community and Department of Defense. They include:

- Systems engineering
- Systems integration
- Software development
- Enterprise architecture (design, review, implementation)
- Cyber security
- Information assurance (security architecture, computer forensics, intrusion detection, penetration testing, cyber threat analysis)
- Intelligence operations and analysis support
- Network and critical infrastructure protection
- Information operations and information warfare support
- Information technology (system development lifecycle management and system modernization)
- Communications integration
- Logistics and supply chain management
- Service oriented architectures

We group our offerings in four categories: Intelligence Analysis and Mission Operations; Information Technology Solutions; Systems Engineering and Integration Solutions; and Global Logistics and Supply Chain Management.

Intelligence Analysis and Mission Operations

We provide a broad range of solutions to enhance systems and network availability and mission-critical performance of our customers' hardware, software, computer network and telecommunication assets and operations, including the following:

Stock Price Performance Graph

The following stock price performance graph compares the price of ManTech common stock to the NASDAQ Stock Market (U.S.) Index, Standard and Poor's SmallCap 600 Index, the Russell 2000 Index and our Peer Group Index*. The period measured is February 7, 2002 (the date of ManTech's initial public offering) to December 31, 2007. The graph assumes an investment of $100 for each of the groups and also assumes reinvestment of all dividends. No cash dividend has been declared on ManTech common stock. The companies in our Peer Group are listed below.

Comparison of Five-Year Cumulative Total Return Assumes Initial Investment of $100 December 2007


300.00
250.00
200.00
150.00
100.00
50.00
0.00
2002
2003
2004
2005
2006
2007
ManTech INTL-A
NASDAQ Composite - Total Returns
Russell 2000 Index
S&P 600 Index - Total Return
Peer Group

	2002	2003	2004	2005	2006	2007
ManTech International Corporation	100.00	135.77	129.17	151.59	200.41	238.48
S&P 600 Index	100.00	138.80	170.24	183.32	211.02	210.40
NASDAQ Composite	100.00	150.79	164.60	168.08	185.55	211.29
Russell 2000 Index	100.00	147.25	174.25	182.20	215.62	212.29
Peer Group Only	100.00	139.56	192.25	169.61	158.56	164.48

* Our Peer Group consists of CACI International Inc.; Dynamics Research Corporation; MTC Technologies, Inc.; NCI, Inc.; Science Applications International Corporation; SI International, Inc.; SRA International Inc.; and Stanley, Inc.



Corporate Overview (cont'd)

Intelligence Operations and Analysis Support

We provide services for strategic and tactical intelligence systems, networks, and facilities in support of the Intelligence Community and Department of Defense in the U.S., on the battlefield and in more than 40 countries. To support classified systems and facilities designed to collect, analyze, process and report on various intelligence sources, we develop and integrate collection and analysis systems and techniques. We also provide support to the development and application of analytical techniques to counter-terrorist operations. Our offerings also include subject matter expert analysts who work directly with Intelligence Community and Department of Defense customers to produce long-term classified and unclassified research/analytic reporting.

Secrecy Management and Program Security Architecture

We provide secrecy management and security infrastructure services for highly classified programs, including intelligence operations and military programs. Due to the highly sensitive and classified nature of these programs, opportunities are often limited to a select number of providers that possess the requisite capabilities, qualifications and special access clearances. We provide secrecy and security services including vulnerability assessment, exposure analysis, secrecy architecture design and security policy development and implementation.

For example, we provide integrated security support for the Joint Strike Fighter (JSF) Program. With numerous highly classified technologies incorporated in its design and international content in both its development and its usage, the JSF Program presents the most complex security challenge of any weapons system in our nation's history.

Cyber Security

We provide comprehensive lifecycle information assurance/security support services to the Department of State, the Department of Justice and agencies in the Intelligence Community. Our services include around the clock intrusion detection and network monitoring; cyber security incident response; network security design; architecture and engineering; certification and accreditation; information assurance training and awareness support; and cyber threat and vulnerability analysis.

Information Technology Solutions

We provide a broad range of information technology solutions to our customers, including:

Secure Information Sharing and Collaboration

The ability to collaborate and share information across non-traditional boundaries, in a trusted fashion, is more important than ever. We apply extensive engineering experience and proven solutions to facilitate collaboration and information sharing to meet Department of Defense and Intelligence Community security requirements. We were selected as one of two companies to lead the development of a next generation analytic sharing and collaboration program for the Office of the Director of National Intelligence (ODNI). Additionally, we have engineered and deployed for the Army, Navy, and FBI among others, a highly secure, robust information system that provides information sharing tools and capabilities and a commercial off-the-shelf -based solution that includes Microsoft Office, email, Voice-Over-Internet-Protocol, video teleconferencing, instant messaging, document management and an information portal. The system is accredited to Director of Central Intelligence Directive (DCID) 6/3 Protection Level 3 (PL3), a rigorous standard that establishes the procedures required for the proper management of sensitive and classified information.

Information Operations

We provide customers in the Department of Defense and Intelligence Community a wide range of services in the areas of computer forensic analysis, cyber defense, intrusion operations, and network monitoring operations. We perform full-scope digital analysis including advanced data mining analysis, atypical data recovery techniques, and data extraction. We conduct advanced computer network operations analysis including the reverse engineering of network protocols, applications, and operating systems. We also provide custom internet enumeration and analysis services and full lifecycle support for internet access architectures.



Corporate Overview (cont'd)

For example, in support of a customer, we developed and staff a national level computer forensic laboratory and provide a broad spectrum of subject matter expertise, including advanced computer forensic analysis, reverse engineering and code analysis, and forensic signature creation, detection, and analysis.

Mission Enabling Solutions

We design, develop, implement, test, maintain and web-enable mission software applications for our customers' information systems and network infrastructures. We provide comprehensive e-commerce services, including web development efforts that focus on designing and maintaining scalable, interoperable, reliable and portable end-to-end information management solutions. We apply these capabilities to critical customer missions requiring multi-layered security within the application in order to improve information sharing and collaboration.



For example, we developed a state-of-the-art analytic environment that provides access to regional, national and international information with appropriate security level access controls.

Enterprise Systems Engineering

We provide network architecture planning and implementation services and systems engineering services in support of enterprise-wide network infrastructures and components that include LAN/WAN architectures, messaging architectures, network management solutions, directory services architecture, and Web hosting. These services are provided within secure environments requiring the application of multi-level security policies across the enterprise. For example, we developed and implemented a scalable enterprise-wide network and messaging infrastructure accredited to meet DCID 6/3 PL3 in support of an Intelligence Community customer.

Service Oriented Architectures

The increasing tempo of e-government and net-centric information sharing requires systems and services that are simple and reliable. Service oriented architecture (SOA) is an approach to system and application development that maximizes flexibility and reduces redundancy – by making commonly used functions dynamically available as shared, reusable services. ManTech's professionals developed the first operational SOA in DoD and have written 12 books on related topics.

For example, the Defense Intelligence Agency needed to enhance access and sharing of intelligence data among analysts, peer organizations and end-user customers. ManTech provided DIA with a secure, standards-based SOA-enabled environment for intelligence analysis, information discovery, knowledge object management, and seamless data sharing.

Systems Engineering and Integration Solutions

We offer our customers a broad range of systems engineering solutions, including the following.

Systems Engineering Services

We perform comprehensive systems engineering services to analyze and develop solutions for customer hardware and software requirements. Since 1968, our engineers and scientists have been providing critical acoustic systems engineering support to the Navy that includes data acquisition and analysis, model instrumentation and maintenance, and program and logistics support. Our personnel have performed acoustic testing for every operational Navy combatant—both surface and submarine. We also support combat identification systems development, and provide systems engineering and technical services that support the design and installation of communication, intelligence, electronic warfare and information systems aboard Navy and Coast Guard ships and at shore-based facilities.

Modeling and Simulation, Testing and Evaluation

For the U.S. Department of Homeland Security's Domestic Nuclear Detection Office we provide system analysis, modeling, and testing of technologies and systems which are being deployed to identify and detect nuclear and radiological sources which are attempting to enter the U.S. Our services

Corporate Overview (cont'd)

include technology assessments, sensor modeling, situational awareness and test preparation and planning. We test complex and mission-critical hardware and software systems used by the Army, Navy and NASA, with many of these customer relationships spanning more than three decades. We have played key roles in improving the performance, reliability, maintainability, supportability and weapons effectiveness of all Navy in-service rotary and fixed wing platforms, including the F/A-18E/F Super Hornet, and their associated ordnance.

ManTech has supported the NASA Goddard Space Flight Center for more than 30 years as the principal contractor responsible for providing comprehensive integration, environmental test engineering and operations support for systems such as the Hubble Space Telescope.

Independent Validation and Verification

We perform tests to certify that new systems or upgraded systems operate in accordance with their design requirements. For example, we have performed certification services for aircraft weapon systems in support of U.S. Naval Air Systems Command programs.

Global Logistics and Supply Chain Management

Communication Systems and Infrastructure Support

We design, develop, modify and maintain secure communication systems and network infrastructures. This process involves evaluating industry standards, systems architectures and applications in order to recommend and develop technology solutions and integrate them into a customer's secure communication systems.


ManTech

For example, we operate regional support centers in the United States, Iraq, Afghanistan, Germany, Korea and elsewhere for intelligence, electronic warfare and related critical missions. We perform systems and network troubleshooting, maintenance, repair and installation, as well as integration and testing of electronic, electrical and mechanical equipment designed for vehicular, airborne and portable platforms. Our personnel stationed at these regional support centers have supported every major military deployment since 1990 and we were one of the first contractors to be on the battle field with our armed forces. ManTech personnel have provided Command, Control, Communications, Computers and Intelligence (C4I) systems operations and maintenance support to deployed units in hostile environments beginning with Desert Storm and currently for Iraqi Freedom.

Global and Domestic Mission-Critical Logistics Support

For the U.S. Army, we are responsible for procuring equipment from manufacturers and delivering systems and parts in theater. We sustain and maintain several types of counter-Improvised Explosive Device (IED) vehicles and systems. We provide deployed sustainment management; deployed logistics and repairs management; unique system training and curriculum support; and resource management, acquisition and administrative support for unique and specialized systems related to the Army's Countermine program. These services are provided in Southwest Asia - including Iraq and Afghanistan.

Global Property Management

We provide property program management and readiness tracking, automated records maintenance, property accountability, and property book visibility, evaluation, validation and analysis for the U.S. Army's Global Property Management Services supporting operations in the western U.S. and the Pacific. This program combines our expertise in logistics, supply support operations and services, operations and maintenance, and systems integration.

Global Information Technology Modernization

We provide secure information technology systems lifecycle management to over 100,000 government customers' worldwide. We currently have the responsibility to modernize over 852 classified and unclassified networks in over 300 locations around the globe. We execute this using a comprehensive, information technology infrastructure library based approach designed to provide best value for the customer throughout the system's lifecycle. We developed and use a customer-tailored service delivery model that is ISO 9001:2000-certified for modernization, from hardware upgrades through complete operating and messaging system upgrades.

Board of Directors



Left to Right:

George J. Pedersen
Chairman of the Board and Chief Executive Officer

Ambassador Richard L. Armitage
Former Deputy Secretary of State
Former Assistant Secretary of Defense
Former Presidential Special Envoy during the Gulf War

Mary K. Bush
Founder and President, Bush International
Former Managing Director, Federal Housing Finance Board

Barry G. Campbell
Former Chairman and Chief Executive Officer, Tracor Systems Technology, Inc.

Robert A. Coleman
President and Chief Operating Officer

Walter R. Fatzinger, Jr.
Vice Chairman and Director, ASB Capital Management, Inc.

Admiral David E. Jeremiah
U.S. Navy (Ret.), Former Vice Chairman of the Joint Chiefs of Staff

Richard J. Kerr
Former Deputy Director, Central Intelligence Agency, CIA Officer

Lieutenant General Kenneth Minihan, USAF (Ret.)
Managing Director of the Homeland Security Fund for Paladin Capital Group
Former Director, National Security Agency
Former Director, Defense Intelligence Agency

Stephen W. Porter
Senior Counsel, Arnold and Porter

Management Team



Top Row Left to Right:

James N. Allburn, President, SRS Technologies; **Jay W. Kelley**, President, Space Systems; **Kenneth J. Farquhar**, President, Systems Engineering Corporation; **Joseph R. Fox**, President, Information Systems & Technology Corporation; **Thomas E. Mitchell**, President, Security & Mission Assurance; **James D. Bryan**, President, Defense Systems Group.

Front Row Left to Right:

Kevin M. Phillips, Executive Vice President and Chief Financial Officer; **George J. Pedersen**, Chairman of the Board and Chief Executive Officer; **Robert A. Coleman**, President and Chief Operating Officer.



In Memoriam - Maj. Gen. Eugene C. Renzi, U.S. Army (Ret.), ManTech Sr. Executive Vice President

Major General Eugene (Gene) Carmen Renzi United States Army (Ret.) and for many years President of ManTech's Defense Systems Group and a ManTech Senior Executive Vice President, passed away on Feb. 9, 2008, at home surrounded by his beloved family. To Gene - his five children, their spouses, and 23 grandchildren - were by far his greatest achievement and joy.

Gen. Renzi served his country, our company and the community with the highest distinction. He will be remembered for his outstanding military career, his significant contribution to ManTech's growth and success, and his service to the community. His integrity and leadership was paramount to his devotion to the mission and to our country. He touched the lives of many people and he inspired us all. Mr. Renzi will be greatly missed; but never forgotten.

Gen. Renzi was born and raised in East Boston and in Watertown, Massachusetts where he was an outstanding athlete. He attended Northeastern University, where he received a Bachelor of Science degree in Business Administration in 1957, and a Master of Science degree in Education in 1966. He was captain of the undefeated Northeastern University Huskies football team in 1956. Gene was drafted by the NFL's Chicago Cardinals and played for the Winnipeg Blue Bombers of the Canadian Football League.

He married Faye Marie Barker in 1957 and she predeceased Gene in 1986. He served two tours of duty in Vietnam as a Captain in 1970 and a Major in 1972, where he received multiple honors including the Bronze Star Medal with oak leaf cluster, the Meritorious Service Medal with four oak leaf clusters, the Distinguished Service Medal, the Defense Superior Service Medal with oak leaf clusters, the Legion of Merit with oak leaf clusters, the Joint Service Commendation Medal, and the Army Commendation Medal with two oak leaf clusters.

Gen. Renzi's tours included duty as a Communications Staff Officer, Republic of Vietnam; Commander 40th Signal Battalion, Fort Huachuca, Arizona; and Special Assistant to the Project Manager, USA Communication Systems Command, Fort Belvoir, Virginia.

He attended the U.S. Army Command and General Staff College in 1970 and the National War College in 1979. In 1984, Gen. Renzi became Chief, Contingency Support Division, Organization of the Joint Chiefs of Staff, Washington D.C. He was promoted to Brigadier General and became Director, Defense Communications Systems, Washington, D.C. in 1986.

In 1987, Gen. Renzi was named the Commanding General, 7th Signal Command at Fort Ritchie, Maryland. He was promoted to Major General in 1988 and became the Director for Command and Control and Communication Systems, United States Pacific Command, Camp H. M. Smith, Hawaii. Major General Renzi retired from the United States Army in 1990.

From 2003 to 2006 Mr. Renzi served as Chairman of the Board of the Armed Forces Communications and Electronics Association (AFCEA) and was highly regarded for his leadership of that organization which represents the top government, industry and military professionals in the IT, communications, and intelligence fields.

Mr. Renzi joined ManTech International Corporation in August 1993 as Vice President of Corporate Development and Senior Vice President of the ManTech Field Engineering Company. He was named President of ManTech Telecommunications and Information Systems Corporation (MTISC) in 1996 and built that organization into a leading provider of advanced telecommunications systems testing, integration, information security, and secure data processing. Under his leadership MTISC became recognized for its ability to provide worldwide engineering and technical support during contingency situations, such as Operations Just Cause, Desert Shield, Desert Storm, Restore Hope, Enduring Freedom, Iraqi Freedom, and counter-narcotics missions in North, Central, and South America.

Mr. Renzi was named the President of ManTech's Defense Systems Group in February 2004, ManTech's largest business unit and a preeminent provider of Command, Control, Communications, Computers and Intelligence solutions and other mission-critical technology services to the Department of Defense. In September 2004 he was named Senior Executive Vice President, ManTech International Corporation.

In 2006 he received a Distinguished Member of the Signal Regiment Award at a U.S. Army/AFCEA conference. General William S. Wallace, Commanding General, U.S. Army Training and Doctrine Command, presented the award to Mr. Renzi which is for "prestigious or notable military or civilian persons who have made a special contribution or who have distinguished themselves in service to the regiment."

A Corporate Commitment to Community Support

Our tradition of philanthropic giving and volunteerism is driven by a desire to make a difference in the communities where we live and have operations. The sense of personal responsibility and initiative that marks our corporate culture also shapes our approach to community involvement. Our employees assume leadership and support roles in charitable activities they care deeply about.

These activities do more than promote goodwill in the community, they reflect our shared values and build a sense of purpose among our people. Our community service also reminds us that we're about more than just profits – we're committed to making our communities and the world a better place.

In February 2008, ManTech pledged $100,000 for CharityWorks, a philanthropic organization in McLean, Virginia that is seeking to raise $2 million for the Fisher House Foundation's Fisher House program. The contribution will be used to build four Fisher Houses in the Washington, D.C. area, including one on the grounds of the U.S. Veterans Affairs Medical Center. There are 49 Fisher Houses located across the United States that offer 'a home-away-from-home' to America's military families and the families of defense contractors injured in a war zone. The families stay free and are able to provide support to family members during extended treatment for a serious illness or lengthy physical and occupational therapy. Here are some of the organizations that ManTech and its employees supported in 2007:

- American Cancer Society
- American Diabetes Association
- American Heart Association
- Army Emergency Relief
- Azalea Charities – Aid to Wounded Soldiers
- Boy Scouts of America
- Celebrate Fairfax
- Center for the Intrepid – Brooke Army Medical Center
- CharityWorks
- Committee for Citizen Awareness
- Easter Seals
- Fairfax County Park Authority
- Fisher House Foundation
- George Mason University
- Habitat for Humanity – Hurricane Katrina
- Help-the-Homeless Walkathon
- Ivymount School Transition-to-Work Program for Special Students
- Komen Race for the Cure
- March of Dimes
- Naval Historical Foundation
- Pentagon Memorial Fund
- POW-MIA
- Saint Mary's Hospital
- Salvation Army
- Toys for Tots
- Verizon Hopeline for Domestic Violence Victims
- Virginia Tech




America's WALK for Diabetes
MANTECH
America's WALK for Diabetes
MANTECH

ManTech's Commitment to Corporate Governance

Investor confidence in ManTech is of paramount importance to us. Our corporate governance policies provide a framework for the efficient operation of our company, consistent with the best interests of our stockholders and applicable legal and regulatory requirements.

ManTech has a system of controls and procedures designed to ensure the integrity and accuracy of our financial results. At ManTech, we have always been diligent in complying with our established financial accounting policies (consistent with GAAP), and we strive to report our results with objectivity and the highest degree of integrity. We are committed to providing financial information that is transparent, timely, complete, relevant and accurate.

We are also committed to rigorously and diligently exercising our oversight responsibilities throughout the company, managing our affairs with the highest principles of business ethics, and meeting or exceeding the corporate governance requirements of the Sarbanes-Oxley Act and other SEC and NASDAQ regulations. Some of the steps we have taken to fulfill this commitment include:

- A majority of our Board members are independent of ManTech and its management;
- Our key Board committees – the Audit Committee, the Compensation Committee and the Nominations Committee – are comprised solely of independent directors;
- Our independent directors meet regularly in executive session, without management present;
- The charters of our key Board committees clearly establish their respective roles and responsibilities and are made publicly available;
- We have adopted Corporate Governance Guidelines to assist the Board in the exercise of its responsibilities;
- We have established a process by which our stockholders can communicate with our Board of Directors on matters important to them;
- We have reformed our Nominating and Corporate Governance Committee for the purpose of identifying individuals qualified to become members of the Board and to oversee the Company's Corporate Governance Policies and Procedures;
- Our Nominating and Corporate Governance Committee has established a formal policy regarding the recommendation of director candidates by our stockholders, a copy of which is available on our Web site;
- We have a code of business conduct and ethics that is monitored by our Corporate Compliance department, a copy of which is available on our Web site; and
- We have an ethics office with a hotline available to all of our employees, and our Audit Committee has procedures in place for the anonymous submission of employee complaints about accounting, internal control or auditing matters.

We are devoted to ensuring that the high standards that we have established are consistently maintained. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. We have the highest confidence in our financial reporting, our underlying system of internal controls and our people. We thank you for the confidence you have placed in us.

George J. Pedersen
Chairman of the Board of Directors and
Chief Executive Officer

Robert A. Coleman
President and Chief Operating Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10–K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 000-49604

ManTech International Corporation

(Exact name of registrant as specified in its charter)

Delaware	22-1852179
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12015 Lee Jackson Highway, Fairfax, VA 22033

(Address of principal executive offices)

(703) 218-6000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, Par Value $0.01 Per Share	Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 29, 2007 was $605,792,200 (based on the closing price of $30.83 per share on June 29, 2007, as reported by the Nasdaq National Market).

There were the following numbers of shares outstanding of each of the registrant's classes of common stock as of February 29, 2008: ManTech International Corp. Class A Common Stock, $.01 par value per share, 20,267,807 shares; ManTech International Corp. Class B Common Stock, $.01 par value per share, 14,278,813 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement to be filed with the Securities Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2008 Annual Meeting of Stockholders, to be filed subsequent to the date hereof, are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K. Such definitive Proxy Statement will be filed with the Commission not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART I

Item 1. *Business*

This Annual Report on Form 10-K contains forward-looking statements that involve substantial risks and uncertainties, many of which are outside of our control. We believe that these statements are within the definition of the Private Securities Litigation Reform Act of 1995. You can often identify these statements by the use of words such as "may," "will," "expect," "intend," "anticipate," "believe," "plan," "seek," "estimate," "continue" and other similar words or variations on such words. You should read our forward-looking statements carefully because they discuss our future expectations, make projections of our future results of operations or financial condition, or state other "forward-looking" information. Although forward-looking statements in this Annual Report reflect our good faith judgment, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. The factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A. "Risk Factors" below, as well as those discussed elsewhere in this Annual Report.

In this document, unless the context indicates otherwise, the terms "Company" and "ManTech," as well as the words "we," "our," "ours" and "us," refer to both ManTech International Corporation and its consolidated subsidiaries. The term "registrant" refers only to ManTech International Corporation, a Delaware corporation that is the successor by merger to ManTech International Corporation, a New Jersey corporation. As a result of the merger, in January 2002, we reincorporated from New Jersey to Delaware.

Business Overview

ManTech is a leading provider of innovative technologies and solutions for mission-critical national security programs for the Intelligence Community, the Departments of Defense, State, Homeland Security, and Justice, and other U.S. federal government agencies. Our expertise includes engineering, systems integration, software services, enterprise architecture, information assurance and security architecture, intelligence operations and analysis support, network and critical infrastructure protection, information operations and computer forensics, information technology, communications integration and engineering support and global logistics and supply chain management. With approximately 7,300 highly qualified employees, we operate in the United States and over 40 countries worldwide. As of December 31, 2007, over 65% of our workforce possessed clearances and approximately 41% had Top Secret or above level clearances, which are necessary to work on classified contracts.

In 2007, we had revenues of $1,448.1 million, a 27.3% increase over our 2006 revenue of $1,137.2 million. We have grown substantially in the last six years, from revenues of $431.4 million at the end of 2001, just prior to our initial public offering (IPO) in February 2002, to our current levels today. We derive a substantial majority of our revenues from our customers in the Intelligence Community and the Department of Defense:

Fiscal Year	Percentage of Revenues from Intelligence Community and the Department of Defense
2007	93.3%
2006	95.2%
2005	94.9%

Our Intelligence Community and Department of Defense customers include the Office of the Secretary of Defense, the Department of State, the Department of Homeland Security, various intelligence agencies, federal intelligence and terrorism task forces, the U.S. Army, Navy, Air Force and Marine Corps and joint military commands. We also provide solutions to federal government civilian agencies, including the National Aeronautics and Space Administration (NASA), and the Patent & Trademark Office (PTO), as well as to state and local governments and commercial customers.

Industry Background

The federal government is the largest consumer of information technology services and solutions in the United States. We believe that the federal government's spending on information technology will continue to increase in the next several years, driven by the expansion of national defense and homeland security programs, the continued need for sophisticated intelligence gathering and information sharing, increased reliance on technology service providers due to shrinking ranks of government technical professionals, and the continuing impact of federal procurement reform and Office of Management and Budget mandates regarding information technology spending. Federal government spending on information technology has consistently increased in each year since 1980. INPUT, an independent federal government market research firm, expects this trend to continue, with federal government spending on information technology forecast to increase from $79 billion in federal fiscal year 2007 to $102 billion in federal fiscal year 2012, a 5% compound annual growth rate over the next five years. Moreover, this data may not fully reflect government spending on classified intelligence programs, operational support services to our armed forces and complementary technical services, which include sophisticated systems engineering.

Across the National Security community, we see the following trends that will continue to drive increased spending and dependence on technology support contractors.

➢ *Increased Spending on Defense to Combat the Global War on Terror*

The Department of Defense is the largest purchaser of information technology in the federal government. For government fiscal year 2008, the President has signed a bill that authorizes $479 billion in defense spending. This same appropriations bill includes supplemental funding of $87 billion to the Department of Defense, with the President preparing an additional request of over $100 billion to provide funding for the Global War on Terror and operations in Iraq and Afghanistan. More specifically, the Operations & Maintenance portion of the Department of Defense appropriations bill of $164 billion represents a 12% increase from government fiscal year 2007, and is the primary area of the budget from which ManTech's revenue is generated. For government fiscal year 2009, the President has requested a budget of $515 billion, over a 7% increase from government fiscal year 2008. This budget has an initial request for supplemental funding of $70 billion to support current ongoing operational efforts and the Global War on Terror. We expect an additional request to come after more specific needs of our troops are better known which will bring the total fiscal year 2009 supplemental funding to levels similar to previous fiscal years.

➢ *Increased Spending on Intelligence Gathering and Information Sharing*

The emphasis on policy issues that affect irregular warfare, homeland defense, and combating the spread of weapons of mass destruction outlined in the Department of Defense's Quadrennial Defense Review (QDR) remain overarching guiding principles for current and out-year Department of Defense funding priorities. We believe intelligence agencies will increase their demand for data and text mining solutions to enable them to extract, analyze, and present data gathered from the massive volumes of information available through open sources such as the Internet. This increased focus on national security, homeland security, and intelligence has also reinforced the need for interoperability among the many disparate information technology systems throughout the federal government. We believe the Department of Homeland Security and the intelligence agencies will continue to be interested in enterprise systems that enable better coordination and communication within and among agencies and departments.

➢ *Reliance on Technology Service Providers*

The demand for technology service providers is expected to increase due to the need for federal agencies to maintain core operational functions while maintaining and updating information technology across their enterprises. A 2007 industry forecast from INPUT estimates that Federal IT outsourcing will grow from over $13 billion in federal fiscal year 2006 to approximately $18 billion in federal fiscal year 2011, a 6% compound annual growth rate due to several factors including impending federal IT workforce shortage, the war in Iraq and federal contract spending slowdowns due to the uncertain timing of appropriation passage. Given the difficulty the federal government has experienced in hiring and retaining skilled technology personnel in recent years, we believe the federal government will need to rely heavily on technology service providers that have experience with government legacy systems, can sustain mission-critical operations and have the required government security clearances to deploy qualified personnel in classified environments.

➢ *Continuing Impact of Federal Procurement Reform*

In recent years, federal agencies have had increased access to alternative choices of contract acquisition vehicles—such as indefinite delivery/indefinite quantity (ID/IQ) contracts, Government Wide Acquisition Contracts (GWACs), the General Services Administration (GSA) schedule and agency specific Blanket Purchase Agreements (BPAs). These choices have created a market-based environment in government procurement. The environment has increased contracting flexibility and provides government entities access to multiple channels to contractor services. Contractors' successful past performance, as well as technical capabilities and management skills, remain critical elements of the award process. We believe the increased flexibility associated with the multiple channel access, such as ID/IQ contracts, GWACs, GSA schedule contracts and BPAs, will result in the continued utilization of these contracting vehicles in the future, and will facilitate access to service providers to meet the increased demand for, and delivery of, required services and solutions.

Our Solutions and Services

We deliver comprehensive information technology, technical and other services and solutions for mission-critical, enterprise information technology and communication systems, primarily in support of national security programs for the Intelligence Community and Department of Defense. Our solutions include the following services offerings, often delivered in combination over an extended period of time in support of long-term programs:

- systems engineering
- systems integration
- software development
- enterprise architecture (design, review, implementation)
- cyber security
- information assurance (security architecture, computer forensics, intrusion detection, penetration testing, cyber threat analysis)
- intelligence operations and analysis support
- network and critical infrastructure protection
- information operations and information warfare support
- information technology (system development lifecycle management and system modernization)
- communications integration
- logistics & supply chain management

Our offerings fall into one or more of four basic categories: Information Technology Solutions; Intelligence Analysis & Mission Operations; Systems Engineering & Integration Solutions; and Global Logistics & Supply Chain Management.

Information Technology Solutions

We provide a broad range of information technology solutions to our customers, including the following.

➢ *Secure Information Sharing and Collaboration*

The ability to collaborate and share information across non-traditional boundaries, in a trusted fashion, has become critically important post 9/11. We apply extensive engineering experience and proven solutions to facilitate collaboration and information sharing to meet Department of Defense and Intelligence Community security requirements. We were selected as one of two companies to lead the development of a next generation Analytic Sharing and Collaboration program for the Office of the Director of National Intelligence (ODNI). Additionally we have engineered and deployed for the Army, Navy, and FBI among others a highly secure (Director of Central Intelligence Director (DCID) 6/3 Protection Level (PL) 3 accredited) robust information system that provides trusted information sharing tools and capabilities and a COTS-based solution that includes Microsoft Office, email, Voice Over Internet Protocol (VOIP), Video Teleconferencing (VTC), instant messaging, document management and an information portal.

➢ *Information Operations*

We provide customers in the Department of Defense, Intelligence Community, and Commercial market a wide range of services in the areas of IT Security Services, Incident Response, Computer Forensic Support, Digital Vulnerability Assessments, Specialized Network Architecture Support, and Intrusion Operations. We perform advance services in the areas of data mining analysis, atypical data recovery techniques, and data extraction. We conduct advanced computer network operations analysis including the reverse engineering of network protocols, applications, and operating systems. We also provide custom internet enumeration and analysis services and full lifecycle support for internet access architectures.

For example, in support of a customer, we developed and staff a national level computer forensic laboratory and provide a broad spectrum of subject matter expertise, including the following:

- advanced computer forensic analysis
- reverse engineering and code analysis
- forensic signature creation, detection, and analysis
- damaged media recovery
- hidden data processing
- protected data processing
- forensic software development
- custom training development and implementation

We played a crucial role in the successful establishment of the mission and helped our government mission partner create a strong foundation for providing advanced forensics support.

➢ *Mission Enabling Solutions*

We design, develop, implement, test, maintain and web-enabled mission software applications for our customers' information systems and network infrastructures. We provide comprehensive e-commerce services, including web development efforts that focus on designing and maintaining scalable, interoperable, reliable and portable end-to-end information management solutions. We apply these capabilities to critical customer missions requiring multi-layered security within applications in order to improve information sharing and collaboration.

For example, we developed a state-of-the-art analytic environment that provides access to regional, national and international information with appropriate security level access controls, providing direct operational support to time-sensitive counterterrorism activities in support of an Intelligence Community customer.

➢ *Enterprise Systems Engineering*

We provide network architecture planning and implementation services and systems engineering services in support of enterprise-wide network infrastructures and components that include LAN/WAN architectures, messaging architectures, network management solutions, directory services architecture, and web hosting. These services are provided within secure environments requiring the application of multi-level security policies across the enterprise. For example, we developed and implemented a scalable enterprise-wide network and messaging infrastructure accredited to meet DCID 6/3 PL3 in support of an Intelligence Community customer. Additionally, we provide enterprise systems engineering services to include LAN /WAN, messaging, and e-mail infrastructure architecture and implementation to an Intelligence Community customer.

Intelligence Analysis & Mission Operations

We provide a broad range of solutions to enhance systems and network availability and mission-critical performance of our customers' hardware, software, computer network and telecommunication assets and operations, including the following.

➢ *Intelligence Operations and Analysis Support*

We provide services for strategic and tactical intelligence systems, networks and facilities in support of the Intelligence Community and Department of Defense. To support classified systems and facilities designed to collect, analyze, process and report on various intelligence sources, we develop and integrate collection and analysis systems and techniques. Our intelligence-related services also include the design, rapid development and prototyping, integration and management of real-time signal processing systems. We also provide support to the development and application of analytical techniques to counterintelligence, Human-Intelligence (HUMINT) operations/training, and counter-terrorist operations. Our offerings also include the provision of subject matter expert analysts who work directly with the Intelligence Community and Department of Defense customers to produce long-term classified and unclassified research/analytic reporting, as well as provide real-time analytic support for ongoing intelligence operations.

➢ *Secrecy Management and Program Security Architecture*

We provide secrecy management and security infrastructure services for highly-classified programs, including intelligence operations and military programs. Due to the highly sensitive and classified nature of these programs, opportunities are often limited to a select number of providers that possess the requisite capabilities, qualifications and special access clearances. We provide secrecy and security services including vulnerability assessment, exposure analysis, secrecy architecture design, security policy development and implementation, lifecycle acquisition program security, Operations Security (OPSEC), information assurance, Anti-Tamper, Export Compliance support, foreign disclosure, system security engineering, security awareness and training, comprehensive security support services, and technical certification and accreditation services.

For example, we provide integrated security support for the Joint Strike Fighter (JSF) Program. With numerous highly classified technologies incorporated in its design and international content in both its development and its usage, the JSF Program presents the most complex security problem set of any weapon system in our nation's history. We provide a complete range of integrated security services to the JSF Program Office, including physical, personnel, and cyber security disciplines, as well as in-depth support to international disclosure controls. Our established performance in security architecture development and critical information protection, and our security and risk management methodologies, establish a framework for lifecycle JSF program protection that encompasses all security disciplines.

➢ *Cyber Security*

We provide comprehensive cyber warfare and cyber defense solutions and services to the Department of Defense, agencies in the Intelligence Community, Department of State and the Department of Justice. We accomplish this through our expertise in policy, planning and development; detection, analysis, prevention and deterrence; penetration and exploitation; security architecture design, development and implementation; certification and accreditation; and information assurance training and awareness support. Our services include specific competencies such as cyber security incident response, threat and malcode analysis and cyber threat analysis and vulnerability analysis.

Systems Engineering & Integration Solutions

We offer our customers a broad range of systems engineering and systems integration solutions, including the following.

➢ *Systems Engineering Services*

We perform comprehensive Systems Engineering services to analyze, develop, and integrate solutions for U.S. Navy hardware and software requirements. Systems Engineering is an interdisciplinary approach and means for enabling the realization and deployment of successful systems. We provide Systems Engineering services with scientists and engineers that consider both technical and business requirements to deliver quality products that have been meeting the warfighter's needs since 1968. We support the entire systems lifecycle from requirements definition and analysis, through design and development and on to test and evaluation, and operational deployment. As part of systems engineering support we address a full 360 degree perspective of a program, including disciplines of system, software, hardware, acoustics, communications, reliability, safety and test engineering as well as modeling, simulation and analysis. These services are provided across an entire spectrum of Navy and Marine Corp systems and platforms that encompass subsurface, surface, ground, air, space, and cyber requirements.

➢ *Modeling & Simulation, Testing and Evaluation*

We provide system analysis, modeling and testing of technologies and systems, which are being deployed to identify and detect nuclear and radiological sources that are attempting entry into the U.S. for the Department of Homeland Security's Domestic Nuclear Detection Office. Our services include technology assessments, sensor modeling, situational awareness and test preparation and planning.

We test complex and mission-critical hardware and software systems used by the Army, Navy and NASA, with many of these customer relationships spanning more than three decades. We have played key roles in improving the performance, reliability, maintainability, supportability and weapons effectiveness of all Navy in-service rotary and fixed wing platforms, including the F/A-18E/F Super Hornet, and their associated ordnance. We are participating in the development of plans for testing and evaluating the Joint Strike Fighter and the Multi-Mission Maritime Aircraft.

➢ *Independent Validation and Verification*

We perform tests to certify that new systems or upgraded systems operate in accordance with their design requirements. For example, we have performed certification services for aircraft weapon systems in support of U.S. Naval Air Systems Command programs. We are a Prime contractor on the Department of Homeland Security's Enterprise Acquisition Gateway for Leading Edge Solutions (EAGLE) in the functional category for Independent Test, Evaluation, Validation and Verification. We were awarded the first task order issued under this category to provide the DHS' Science & Technology Directorate with IT security compliance services, IT security architecture services, and IT security independent verification and validation (IV&V) of the Directorate's applications and systems at headquarters and throughout its numerous research laboratories.

Global Logistics & Supply Chain Management

We offer our customers a global logistics and supply chain management solution set which includes the following offerings:

➢ *Communication Systems and Infrastructure Support*

We design, procure, install, operate, sustain, test, repair and maintain secure communication systems and network infrastructures. This requires specialized knowledge of industry standards, state-of-the-art system architectures and applications in order to recommend and design technology solutions for integration into our customer's secure communication systems to include voice, data and video communication systems.

For example, we manage and operate premier infrastructure and facility operations in regional support centers throughout the United States, Iraq, Afghanistan, Germany, Korea and elsewhere for intelligence, electronic warfare and related critical missions. We perform systems and network troubleshooting, maintenance, repair and installation, as well as integration and testing of electronic, electrical and mechanical equipment designed for vehicular, airborne and portable platforms. Personnel located at these regional support centers have supported every major military deployment since 1990. Beginning with Desert Storm and currently for Operation Iraqi Freedom and Operation Enduring Freedom (OIF/OEF), our personnel have provided Command, Control, Communications, Computers and Intelligence (C4I) systems operations and maintenance support to deployed units in hostile environments.

➢ *Global and Domestic Mission-Critical Logistics Support*

We are responsible for providing logistics, repair and maintenance services, unique system training and curriculum support, resource management, and inventory tracking technologies for complex, critical and specialized customer systems in deployed, isolated and remote locations worldwide. Specifically, related to the Route Clearance program on behalf of the U.S. Army in Southwest Asia (predominantly Iraq and Afghanistan), we are responsible for maintaining critical and life-sustaining operational readiness levels for counter-improvised explosive device (IED) vehicles and systems. To that end, we are responsible for the development and management of supply levels as well as the streamlined operation of supply-chain channels to include vendor partnerships with original equipment manufacturers (OEM's) to ensure the expedient, unencumbered delivery of systems and parts to forward operating theatre locations.

➢ *Global Property Management*

We provide property program management and readiness tracking, automated records maintenance, property accountability, and property book visibility, evaluation, validation and analysis for the U.S. Army's Global Property Management Services and Property Accountability and Readiness Programs in multiple locations throughout the western United States. This program combines our expertise in logistics, supply support operations and services, operations and maintenance and systems integration.

➢ *Global Information Technology Modernization*

We provide secure Information Technology (IT) Systems Lifecycle Management to over 100,000 government customers' worldwide. We currently have the responsibility to modernize over 850 classified and unclassified networks and systems in over 300 locations around the world. The backbone of our global capabilities is a comprehensive ISO 9001:2000-certified management and control system designed to provide best value for the customers and to lower the total cost of ownership across the systems' lifecycles. All operations are executed within our Top Secret-cleared systems storage and integration facilities. These secure facilities are connected to our customers' classified communications and networks and are designed to operate within a variety of operational and physical security parameters. Our seamless interface with extensive secure multi-modal distribution services is responsible for the successful, secure shipment of over 3.5 million pounds of equipment using the entire spectrum of Defense, State and commercial distribution services.

Our Growth Strategy

Our objective is to grow our business profitably as a premier provider of comprehensive information technology and technical services solutions to the federal government market. Our strategies for achieving this objective include the following.

➢ *Expand Our Customer Base*

We intend to capitalize on our long-term relationships with our customers and our reputation within the Intelligence Community, Department of Defense and other government agencies to attract new customers and to cross-sell our broad array of solutions to our existing customers. Under the "best value" contracting process that has resulted from reforms in the government procurement process, past performance and technical approach are key factors that the government may consider when evaluating competitive bids. Based on our long-term support to numerous customers, we believe we have a successful past performance track record and have demonstrated technical expertise that gives us credibility with these customers and enhances our ability to be successful in bidding on follow-on contracts and in competing for new programs of both existing and new customers. As customers seek a "single integrator solution" approach, we believe that we have sufficient experience and expertise to support such programs for current and new customers. Because our personnel are on-site with our customers or work in close proximity to our customers, we develop close relationships with them and are often able to enhance our customers' operations by rapidly identifying and developing solutions for customer-specific requirements.

➢ *Target High Growth Segments of the Market*

We believe the projected growth in government information technology and technical services spending will offer opportunities for development and delivery of advanced technology solutions for enterprise applications and information systems. We intend to expand our service offerings in high growth program areas. In particular, we intend to focus on providing new or improved solutions in information assurance, including cyber security and homeland defense programs, and other secure systems and infrastructure solutions in support of National Security programs that support the Global War on Terror and ongoing operations in active theaters of military and intelligence operations, such as Iraq and Afghanistan. We also plan to continue to target customers seeking to improve their information technology infrastructures and systems, especially those charged with building and operating enhanced web-based collaboration/sharing platforms. We have also identified information assurance and homeland defense programs as targeted growth areas.

➢ *Attract, Train and Retain Highly Skilled and Highly Cleared Personnel*

We continue to attract, train and retain skilled professionals, including engineers, scientists, analysts, technicians and support specialists, to ensure that we have the capabilities to fulfill our customers' requirements. We target candidates who have served in the military or as civilian experts in the Intelligence Community and Department of Defense, as well as those who are leading specialists in their technology disciplines. In 2007, we were ranked ninth in the nation and first in Virginia on the G.I. Jobs Magazine Military-Friendly Employers list. We believe we can continue to retain our employees by offering competitive compensation and incentive plans, opportunities for career growth through company-supported education programs and diverse, challenging assignments at approximately 300 locations domestically and abroad. As of December 31, 2007, over 65% of our workforce possess clearances and approximately 41% possess Top Secret or above level clearances.

➢ *Pursue Strategic Acquisitions*

We plan to enhance our internal growth by selectively pursuing strategic acquisitions of businesses that can cost-effectively broaden our domain expertise and service offerings and allow us to establish relationships with new customers. We have successfully acquired nine companies since our IPO in February 2002, accelerating our overall revenue growth. We are focused primarily on acquiring businesses that provide value-added solutions for the Intelligence Community and Department of Defense, but we will also consider opportunities to acquire other businesses where we can leverage our reputation, core competencies and experienced management team. During 2007, we acquired two businesses, McDonald Bradley, Inc. and SRS Technologies, Inc.

2007 Acquisitions

McDonald Bradley—On December 18, 2007, we completed the acquisition of all outstanding shares of McDonald Bradley, Inc. ("MBI"). MBI was a privately-held company with specialized knowledge in the areas of information sharing and collaboration, information assurance, data interoperability and Service Oriented Architectures ("SOA"). Their largest customer is the Defense Intelligence Agency (DIA) and over 60 percent of MBI's revenue has historically been derived from the Department of Defense, Intelligence Community, Department of Homeland Security and federal law enforcement agencies. MBI had 264 employees, including highly-cleared personnel, at December 31, 2007.

Management believes the acquisition of MBI expands our capabilities in information sharing and data interoperability, adds more depth to our SOA skill set and increases our presence in the Defense Intelligence Agency and other high-end national security agencies. Additionally, MBI has a prime contract on the Department of Homeland Security's EAGLE contract, which provides us with increased access to support the Department of Homeland Security's information technology programs.

SRS Technologies—On May 7, 2007, we completed the acquisition of all outstanding equity interests in SRS Technologies ("SRS"). SRS was a privately-held company with specialized domain knowledge in the areas of space-based radar and communications; chemical, biological, conventional and nuclear weapons detection and defeat programs; imagery intelligence; and aeronautic, space and information systems development. More than

85 percent of SRS's revenue has historically been derived from the U.S. government including Department of Defense, Intelligence Community and the Department of Homeland Security. SRS had over 800 employees, including highly-cleared and educated personnel, at May 7, 2007.

Management believes the acquisition of SRS has extended our presence in the high-end national security marketplace and enhances our presence in the U.S. Defense Advance Research Projects Agency (DARPA), Department of Homeland Security, Missile Defense Agency, National Reconnaissance Office, National Geospatial-Intelligence Agency, and other Department of Defense agencies.

2006 Acquisition

GRS Solutions—On October 5, 2006, we completed the acquisition of all outstanding shares of GRS Solutions, Inc. (GRS). GRS was a privately held company headquartered in Falls Church, VA providing specialized technical, operational and analytical services to the Intelligence Community.

2005 Acquisition

Gray Hawk Systems—On May 31, 2005, we completed the acquisition of 100 percent of the outstanding shares of Gray Hawk Systems, Inc. (Gray Hawk). Gray Hawk provides a broad range of intelligence-related services to the homeland security, law enforcement, Intelligence Community and the Department of Defense markets.

Our Customers

Our customers include U.S. federal government intelligence, military and civilian agencies, state and local governments and commercial customers. We have successful, long-standing relationships with our customers, having supported many of them for 20 to 40 years. Some of our representative customers include:

- Intelligence and Department of Defense customers, such as the Office of the Secretary of Defense, the U.S. Army, Navy, Air Force and Marine Corps, the Department of State, the Department of Homeland Security, federal Intelligence and Terrorism Task Forces and multiple intelligence and classified agencies.
- Civilian agencies or departments, such as NASA and PTO.
- We derive the vast majority of our revenues from our federal government customers, consisting primarily of customers in the Intelligence Community and Department of Defense.

Fiscal Year	Percentage of Revenues from Federal Government Customers
2007	97.7%
2006	97.8%
2005	98.0%

Our federal government customers typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use our services as a separate customer so long as that customer has independent decision-making and contracting authority within its organization. For example, under a contract with one of the Army's contracting agencies, program managers throughout the Army and from other services and defense agencies are able to purchase a wide range of our solutions. Another contract, the U.S. Army Countermine program accounted for 14.4%, 9.0%, and 0.0% of our revenues for the year ended December 31, 2007, 2006 and 2005, respectively. In addition, there were no sales to any customers within a single country (except for the United States) where such sales accounted for 10% or more of our total revenue.

For 2007 and 2006, we derived 46.4% and 32.3%, respectively, of our revenues through relationships with prime contractors, who contract directly with the customer and subcontract to us.

Foreign Operations

We treat sales to U.S. government customers as sales within the United States, regardless of where services are performed. NATO is the Company's largest international customer. The percentages of total revenues by geographic customer for the last three years were as follows:

	Year ended December 31,		
	2007	2006	2005
United States	98.7%	98.9%	99.3%
International	1.3%	1.1%	0.7%
	100.0%	100.0%	100.0%

Other information relating to our foreign operations is provided in Note 13 to our consolidated financial statements.

Backlog

At December 31, 2007, our backlog was $3.2 billion, of which $758 million was funded backlog. At December 31, 2006, our backlog was $2.9 billion, of which $622 million was funded backlog. Backlog represents estimates that we calculate on the basis described below. We expect that approximately 35% to 45% of our total backlog will be recognized as revenues prior to December 31, 2008.

We define backlog as our estimate of the remaining future revenues from existing signed contracts, assuming the exercise of all options relating to such contracts and including executed task orders issued under ID/IQ or GWAC contracts. This includes an estimate of revenues for solutions that we believe we will be asked to provide in the future under the terms of executed multiple-award contracts for which we are not the sole provider, meaning that the customer could turn to other companies to fulfill the contract. It also includes an estimate of revenues from indefinite delivery, indefinite quantity contracts, which specify a maximum, but only a token minimum, amount of goods or services that may be provided under the contract.

We define funded backlog to be the portion of backlog for which funding currently is appropriated and allocated to the contract by the purchasing agency or otherwise authorized for payment by the customer upon completion of a specified portion of work. Our funded backlog does not include the full value of our contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.

Changes in the amount of our backlog and funded backlog result from potential future revenues from the execution of new contracts or the extension of existing contracts, reductions from contracts that end or are not renewed, reductions from the early termination of contracts, and adjustments to estimates for previously included contracts. Changes in the amount of our funded backlog also are affected by the funding cycles of the government. Our estimates of future revenues are inexact and the receipt and timing of any of these revenues is subject to various contingencies, many of which are beyond our control. The actual accrual of revenues on programs included in backlog and funded backlog may never occur or may change because a program schedule could change, a program could be canceled, a contract could be modified or canceled, an option that we have assumed would be exercised is not exercised, or initial estimates regarding the level of solutions that we may provide could prove to be wrong. For the same reason, we believe that period-to-period comparisons of backlog and funded backlog are not necessarily indicative of future revenues that we may receive.

Employees

As of December 31, 2007, we had approximately 7,300 employees, including over 700 employees located outside of the United States.

Of our employees, 211 are represented by the International Brotherhood of Electrical Workers union under a collective bargaining agreement, all of whom are located at NASA's Goddard Space Flight Center. We have not experienced any work stoppage or strike by these employees and believe our relations with the union and our employees to be good.

Patents, Trademarks, Trade Secrets and Licenses

We own two patents in the United States and two patents in Canada. While we believe these patents are valid, we do not consider our business to be dependent on the protection of these patents in any material way.

We maintain a number of trade secrets that contribute to our success and competitive distinction and endeavor to accord such trade secrets protection adequate to ensure their continuing availability to us. While retaining protection of our trade secrets and vital confidential information is important, we are not materially dependent on maintenance of any specific trade secret or group of trade secrets.

We also enter into confidentiality and intellectual property agreements with our employees, which contain provisions that require them to disclose any inventions created during employment, convey all rights to inventions to us, and restrict the distribution of proprietary or confidential information.

Cyclicality

Expenditures by our customers tend to vary in cycles that reflect overall economic conditions and customer mission requirements, as well as budgeting and buying patterns. Our revenue has in the past been, and may in the future be, materially affected by a decline in the defense or other intelligence budgets or in the economy in general. Such future declines could alter our current or prospective customers' spending priorities and budget cycles, or extend our sales cycle.

Competition

Our key competitors currently include divisions of large defense contractors such as Computer Sciences Corporation, General Dynamics, Lockheed Martin Corporation, Northrop Grumman Corporation, and Science Applications International Corporation, as well as a number of mid-size U.S. government contractors with specialized capabilities, such as CACI, Booz Allen & Hamilton, Stanley, Inc. and SRA International. Because of the diverse requirements of U.S. government customers and the highly competitive nature of large procurements, corporations frequently form teams to pursue contract opportunities. The same companies listed as competitors will, at times, team with us or subcontract to us in the pursuit of new business. We believe that the major competitive factors in our market are distinctive technical competencies, successful past contract performance, intelligence and military work experience, price of services, reputation for quality and key management with domain expertise.

Company Information Available on the Internet

Our internet address is www.mantech.com. Through a link to the Investor Relations section of our website, we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

You may request a copy of the materials identified in the preceding paragraph, at no cost, by writing or telephoning us at the following address or telephone number:

ManTech International Corporation
Attention: Investor Relations
12015 Lee Jackson Highway
Fairfax, Virginia 22033-3300
Phone: (703) 218-6000

Item 1A. *Risk Factors*

Forward-Looking and Cautionary Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, press releases, and other written and oral statements. These "forward-looking statements" are based on currently available financial, economic and competitive data and our operating plans. They are inherently uncertain. Investors must recognize that events could turn out to be significantly different from our current expectations. We undertake no obligation to update any forward-looking statement. The following discussion of risks is not all inclusive, but is designed to highlight what we believe are important factors for you to consider when evaluating our trends and future results.

Risks Related to Our Business

We depend on contracts with the U.S. federal government for substantially all of our revenues. If our relationships with the federal government were harmed, our business, future revenues and growth prospects could be adversely affected.

We expect that federal government contracts will continue to be the primary source of our revenues for the foreseeable future. We derived approximately 98% of our revenues from our federal government customers (consisting primarily of customers in the Intelligence Community, the Departments of Defense, State, Homeland Security and Justice, and other U.S. federal government agencies) in each of the last three years. Our business, prospects, financial condition or operating results could be materially harmed if

- We are suspended or debarred from contracting with the federal government or a significant government agency,
- Our reputation or relationship with government agencies is impaired, or
- The government ceases to do business with us, or significantly decreases the amount of business it does with us.

Among the key factors in maintaining our relationships with federal government agencies are our performance on individual contracts and task orders, the strength of our professional reputation and the relationships of our senior management with our customers.

Federal government spending and mission priorities may change in a manner that adversely affects our future revenues and limits our growth prospects.

Our business depends upon continued federal government expenditures on intelligence, defense and other programs that we support. These expenditures have not remained constant over time. For example, the overall U.S. defense budget declined for periods of time in the late 1980s and the early 1990s, resulting in a slowing of new program starts, program delays and program cancellations. These reductions caused many defense-related government contractors to experience declining revenues, increased pressure on operating margins and, in some cases, net losses. While spending authorizations for intelligence and defense-related programs by the government have increased in recent years, and in particular after the 2001 terrorist attacks and more recently in support of U.S. war efforts in Southwest Asia, future levels of expenditures, mission priorities and authorizations for these programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. Our business, prospects, financial condition or operating results could be materially harmed by the following

- Budgetary constraints affecting federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding,
- Changes in federal government programs or requirements,

- Federal government shutdowns (such as that which occurred during the federal government's 1996 fiscal year) and other potential delays in the government appropriations process,
- Realignment of funds with changed federal government priorities, which may impact the U.S. war efforts, including reductions in funds for in-theater missions,
- Curtailment of the federal government's outsourcing of mission critical support and IT services,
- Competition and consolidation in the information technology industry,
- The adoption of new laws or regulations,
- Delays in the payment of our invoices by federal government offices due to problems with, or upgrades to, federal government information systems, or for other reasons, and
- General economic conditions.

These or other factors could cause federal government agencies and departments to reduce their purchases under contracts, exercise their right to terminate contracts, or not exercise options to renew contracts, any of which could cause us to lose revenue. A significant decline in overall U.S. government spending, or a shift in expenditures away from agencies or programs that we support, could cause a material decline to our revenue.

The failure by Congress to approve budgets on a timely basis for the federal agencies we support could delay procurement of our services and solutions and cause us to lose future revenues.

On an annual basis, Congress must approve budgets that govern spending by the federal agencies that we support. In years when Congress is not able to complete its budget process before the end of the federal government's fiscal year on September 30, Congress typically funds government operations pursuant to a "continuing resolution." A continuing resolution allows federal government agencies to operate at spending levels approved in the previous budget cycle. When the U.S. government operates under a continuing resolution, it may delay funding we expect to receive from clients on work we are already performing and will likely result in new initiatives being delayed or in some cases cancelled.

Federal government contracts contain provisions giving government customers a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

Federal government contracts contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts. These provisions may allow the government to

- Terminate existing contracts for convenience, as well as for default,
- Reduce orders under, or otherwise modify contracts or subcontracts,
- Cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable,
- Decline to exercise an option to renew a multi-year contract,
- Claim rights in products and systems produced by us,
- Prohibit future procurement awards with a particular agency as a result of a finding of an organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors,
- Subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest,

- Suspend or debar us from doing business with the federal government or with a governmental agency, and
- Control or prohibit the export of our products and services.

If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. If one of our government customers were to unexpectedly terminate or cancel, or decline to exercise an option to renew, one or more of our significant contracts or programs, our revenues and operating results would be materially harmed.

We derive significant revenues from contracts awarded through a competitive bidding process. This process can impose substantial costs upon us and we may lose revenue if we fail to compete effectively.

We derive significant revenue from federal government contracts that are awarded through a competitive bidding process. We expect that a significant portion of our future business will also be awarded through competitive bidding. Competitive bidding presents a number of risks, including

- Bidding on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns,
- Spending substantial cost and managerial time and effort to prepare bids and proposals for contracts that may not be awarded to us, which may result in reduced profitability,
- Failing to accurately estimate the resources and cost structure that will be required to service any contract we are awarded,
- Incurring expense and delay due to a competitor's protest or challenge of contract awards made to us, including the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract, which may result in reduced profitability,
- Changes to client bidding practices or government reform of its procurement practices, which may alter the prescribed contract relating to contract vehicles, contract types, consolidations, and
- Changes in policy and goals by the government providing set aside funds to small businesses, disadvantaged businesses, and other socio-economic requirements in the allocation of contracts.

If we are unable to win particular contracts that are awarded through the competitive bidding process, in addition to the risk that our operating results may be adversely affected, we may be unable to operate in the market for services that are provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed as a result of the costs incurred through the bidding process.

Unfavorable federal government audit results could subject us to penalties or sanctions, adversely affect our profitability, harm our reputation and relationships with our customers or impair our ability to win new contracts.

The Defense Contract Audit Agency (DCAA) and other government agencies routinely audit and investigate government contracts and systems. These agencies review a contractor's performance on its contract, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's accounting, purchasing, estimating, compensation and management information systems. Allegations of impropriety or deficient controls could harm our reputation or influence the award of new contracts. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Therefore, a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenues. DCAA audits for costs incurred on work performed after 2004 have not yet been completed. In addition, government agency audits on a special segment of the company have not been completed for the years 2002 through 2004 and one of our foreign operations has not yet been audited for 2003 and 2004. While we believe that such costs will be approved upon final audit, we do not know the outcome of any future audits and adjustments and, if any future audit adjustments exceed out estimates, our profitability could be adversely affected. Additionally, if a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies.

If we fail to comply with complex procurement laws and regulations, we could lose business and be liable for various penalties or sanctions.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts. These laws and regulations affect how we conduct business with our federal government contracts. In complying with these laws and regulations, we may incur additional costs, and non-compliance may also allow for the assignment of additional fines and penalties, including contractual damages. Among the more significant laws and regulations affecting our business are the following:

- The Federal Acquisition Regulation, which comprehensively regulates the formation, administration and performance of federal government contracts
- The Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations
- The Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based federal government contracts
- Laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products, services and technical data. We engage in international work falling under the jurisdiction of U.S. export control laws. Failure to comply with these control regimes can lead to severe penalties, both civil and criminal, and can include debarment from contracting with the U.S. government.

Our contracting agency customers periodically review our performance under and compliance with the terms of our federal government contracts. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including

- Termination of contracts
- Forfeiture of profits
- Cost associated with triggering of price reduction clauses
- Suspension of payments
- Fines, and
- Suspension or debarment from doing business with federal government agencies.

Additionally, the civil False Claims Act provides for potentially substantial civil penalties where, for example, a contractor presents a false or fraudulent claim to the government for payment or approval. Actions under the civil False Claims Act may be brought by the government or by other persons on behalf of the government (who may then share a portion of any recovery).

If we fail to comply with these laws and regulations, we may also suffer harm to our reputation, which could impair our ability to win awards of contracts in the future or receive renewals of existing contracts. If we are subject to civil and criminal penalties and administrative sanctions or suffer harm to our reputation, our current business, future prospects, financial condition, or operating results could be materially harmed.

The government may also revise its procurement practices or adopt new contracting rules and regulations, including cost accounting standards, at any time. Any new contracting methods could be costly to satisfy, be administratively difficult for us to implement and could impair our ability to obtain new contracts.

We may lose money on some contracts if we do not accurately estimate the expenses, time and resources necessary to satisfy our contractual obligations.

We enter into three types of federal government contracts for our services: cost-plus, time-and-materials and fixed-price. For our last two fiscal years, we derived revenue from such contracts as follows:

Contract Type	2007	2006
Cost-Plus	23.4%	24.7%
Time-and-Materials	62.9%	64.5%
Fixed-Price	13.7%	10.8%

Each of these types of contracts, to varying degrees, involves some risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract.

- Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs.
- Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-material contracts because we assume the risk of performing those contracts at negotiated hourly rates.
- Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns and bear the risk of underestimating the level of effort required to perform the contractual obligations, which could result in increased costs and expenses.

Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. Over time, and particularly if we acquire other businesses, our contract mix may change, thereby potentially increasing our exposure to these risks.

We may not receive the full amount authorized under our contracts and we may not accurately estimate our backlog, which could adversely affect our future revenues and growth prospects.

As of December 31, 2007, our estimated contract backlog totaled approximately $3.2 billion, of which approximately $758 million was funded. Backlog is our estimate of the remaining future revenues from existing signed contracts, and assumed exercises of all options relating to such contracts. Backlog also includes estimates of revenues for solutions that we believe we will be asked to provide in the future under the terms of executed multiple-award contracts, and estimates of revenues from ID/IQ contracts. Our estimates are based on our experience using such vehicles and similar contracts; however, we cannot assure that all, or any, of such estimated contract revenue will be recognized as revenue. The U.S. government's ability to modify, curtail or terminate our major programs or contracts makes the calculation of backlog subject to numerous uncertainties. There can be no assurance that our backlog projections will result in actual revenue in any particular period, or at all, or that any contract included in backlog will be profitable. There is a higher degree of risk in this regard with respect to unfunded backlog, since it contains management's estimate of amounts expected to be realized on unfunded contract work that may never be realized as revenues. If we fail to realize as revenues those amounts included in our backlog, our future revenue and growth prospects may be adversely affected.

Federal customers may be consolidating requirements to larger procurements for procurement efficiency.

Federal agencies with whom we conduct business may on occasion find it efficient or desirable to combine requirements for services with the normal work we typically perform along with other requirements for services or products which we do not provide. This technique of bundling of requirements reduces and/or eliminates our ability to compete as a prime contractor for such work. This approach requires that we take a subcontract role versus a prime and as such may reduce our revenue opportunities and potentially impact our profit margins. This approach may also affect contracts which we currently perform as the prime contractor, when completed or scheduled for recompetition, since those may be combined with other procurement requirements, creating consolidated procurements for which we either cannot compete due to the inclusion of products or services we do not provide, or our probability of winning may be substantially reduced by the inclusion of such requirements outside of our normal business services.

If we fail to recruit and retain skilled employees or employees with the necessary security clearances, we might not be able to perform under our contracts or win new business and our growth may be limited.

To be competitive, we must have employees who have advanced information technology and technical services skills and who work well with our customers in a government or defense-related environment. Often, these employees must have some of the highest security clearances in the United States. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. Recruiting, training and retention costs can place significant demands on our resources. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted. If we are required to engage larger numbers of contracted personnel, our profit margins could be adversely affected. In addition, some of our contracts contain provisions requiring us to commit to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract, and we may not be able to recover certain incurred costs.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

In 2007 and 2006, we derived 46.4% and 32.3% of our revenues, respectively, from contracts in which we acted as a subcontractor to other contractors or to joint ventures that we and other contractors formed to bid on and execute particular contracts or programs. We expect to continue to depend on relationships with other contractors for a portion of our revenues for the foreseeable future. Our business, prospects, financial condition or operating results could be harmed if other contractors eliminate or reduce their subcontracts or joint venture relationships with us, either because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces these other contractors' programs or does not award them new contracts.

Our overall profit margins on our contracts may decrease and our results of operations could be adversely affected if materials and subcontract revenue grow at a faster rate than labor-related revenues.

Our revenues are generated both from the efforts of our technical staff (labor-related revenue) and from the receipt of payments for the costs of materials and subcontracts we use in connection with performing our services (materials and subcontract revenue). Generally, our materials and subcontract revenue have lower profit-margins than our labor-related revenues. If our materials and subcontract revenue grow at faster rate than labor-related revenues, our overall profit margins may decrease and our profitability could be adversely affected.

We face risks associated with our international business.

Approximately 1.3% and 1.1% of our total consolidated revenues in 2007 and 2006, respectively, was generated by our entities outside of the United States. These international business operations are subject to a variety of risks associated with conducting business internationally, including

- Changes in or interpretations of foreign laws or policies that may adversely affect the performance of our services;
- Political instability in foreign countries;
- Imposition of inconsistent laws or regulations;
- Conducting business in places where laws, business practices and customs are unfamiliar or unknown;
- Imposition of limitations on or increase of withholding and other taxes on payments by foreign subsidiaries or joint ventures;
- Compliance with a variety of U.S. laws, including the Foreign Corrupt Practices Act, by us or subcontractors; and
- Compliance with U.S. export control regulations.

Although revenue generated from our international operations have not been significant to date, we do not know the impact that these regulatory, geopolitical and other factors could have on our business in the future.

Acquisitions or other joint ventures could result in operating difficulties, dilution or other adverse consequences to our business.

One of our key operating strategies is to selectively pursue acquisitions. We have made a number of acquisitions in the past, and we expect that a significant portion of our future growth will continue to come from these transactions. We evaluate potential acquisitions, joint ventures and other investments on an ongoing basis. Our acquisitions pose many risks, including

- We may not be able to identify suitable acquisition candidates at prices we consider attractive;
- We may not be able to compete successfully for identified acquisition candidates, complete future acquisitions or accurately estimate the financial effect of acquisitions on our business;
- Future acquisitions may require us to issue common stock or spend significant cash, resulting in dilution of ownership or additional leverage;
- We may have difficulty retaining an acquired company's key employees or customers;
- We may have difficulty integrating acquired businesses, resulting in unforeseen difficulties, such as incompatible accounting, information management, or other control systems;
- Acquisitions may disrupt our business or distract our management from other responsibilities; and
- As a result of an acquisition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings.

In connection with any acquisition that we make, there may be liabilities that we fail to discover or that we inadequately assess. Acquired entities may not operate profitably or result in improved operating performance. Additionally, we may not realize anticipated synergies. If our acquisitions perform poorly, our business and financial results could be adversely affected.

Many of our federal government customers execute their procurement budgets through multiple award contracts under which we are required to compete for post-award orders, or for which we may not be eligible to compete, potentially limiting our ability to win new contracts and increase revenue.

Budgetary pressures and reforms in the procurement process have caused many U.S. federal government customers to increasingly purchase goods and services through multiple award ID/IQ contracts and other multiple award and/or GWAC vehicles. These contract vehicles require that we make sustained post-award efforts to obtain task orders under the relevant contract. There can be no assurance that we will obtain revenues or otherwise sell successfully under these contract vehicles. Our failure to compete effectively in this procurement environment could harm our operating results.

Covenants in our credit facility may restrict our financial and operating flexibility.

We maintain a credit agreement with Bank of America N.A. The agreement provides for up to $300 million, with an option to increase an additional $100 million, in available borrowings through April 2012. Under the agreement, we are required to maintain specific financial covenants related to a leverage ratio and fixed charge coverage. The agreement also places limitations on additional borrowings, mergers, and related-party transactions, payment of dividends, and contains limitations with respect to capital expenditures. Borrowings under the agreement are collateralized by our assets and bear interest at the Eurodollar Rate, or the lender's base rate, plus market-rate spreads that are determined based on a company leverage ratio calculation. Our ability to satisfy these financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet these ratios. Default under our credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable. We have pledged substantially all of our assets to secure the debt under our credit facility. If the lenders declare amounts outstanding under the credit facility to be due, the lenders could proceed against those assets. Any event of default, therefore, could have a material adverse effect on our business if the creditors determine to exercise their rights. We also may incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility, restrict our ability to pay dividends on our common stock or subject us to other events of default.

From time to time we may require consents or waivers from our lenders to permit actions that are prohibited by our credit facility. If our lenders refuse to provide waivers of our credit facility's restrictive covenants and/or financial ratios, then we may be in default under our credit facility, and we may be prohibited from undertaking actions that are necessary or desirable to maintain and expand our business.

Our employees or subcontractors may engage in misconduct or other improper activities, which could cause us to lose customers or affect our ability to contract with the federal government.

Because we are a government contractor, employee or subcontractor fraud or other misconduct can occur, and such occurrences could have an adverse impact on our business and reputation. Misconduct by employees, subcontractors or joint venture partners could include intentional failures to comply with federal laws including: federal government procurement regulations; proper handling of sensitive or classified information; compliance with the terms of our contracts that we receive; falsifying time records or failures to disclose unauthorized or unsuccessful activities to us. These actions could lead to civil, criminal, and/or administrative penalties (including fines, imprisonment, suspension and/or debarment from performing federal government contracts) and harm our reputation. The precautions we take to prevent and detect such activity may not be effective in controlling unknown or unmanaged risks or losses, and such misconduct by employees, subcontractors or joint venture partners could result in serious civil or criminal penalties or sanctions or harm to our reputation, which could cause us to lose contracts or cause a reduction in revenue.

We may be liable for systems and service failures.

We create, implement and maintain information technology and technical services solutions that are often critical to our customers' operations, including those of federal, state and local governments. We have experienced and may in the future experience some systems and service failures, schedule or delivery delays and other problems in connection with our work. If our solutions, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet our customers' expectations, we may

- Lose revenues due to adverse customer reaction,
- Be required to provide additional services to a customer at no charge,
- Receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers, and
- Suffer claims for substantial damages against us.

In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.

While many of our contracts with the federal government limit our liability for damages that may arise from negligence in rendering services to our customers, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs and may be a distraction to our management and may harm our reputation.

Security breaches in classified government systems could adversely affect our business.

Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. While we have programs designed to comply with relevant security laws, regulations and restrictions, a security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for federal government customers. Losses that we could incur from such a security breach could exceed the policy limits that we have for errors and omissions or product liability insurance. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of the systems we develop, install and maintain could materially reduce our revenue.

Our business depends upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with Department of Defense and the Intelligence Community requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-bid on expiring contracts.

We face competition from other firms, many of which have greater resources.

We operate in highly competitive markets and generally encounter intense competition to win contracts. We compete with many other firms, ranging from small, specialized firms to large, diversified firms, many of which have substantially greater financial, management and marketing resources than we do. Our competitors may be able to provide our customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of qualified professional personnel. Our failure to compete effectively with respect to any of these or other factors could cause our revenue and operating profits to decline. In addition, our competitors also have established or may establish relationships among themselves or with third parties to increase their ability to address our customers' needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge.

Risks Related to Our Stock

Our quarterly operating results may fluctuate.

Our quarterly revenues and operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may be of limited significance in some cases, and you should not rely on our past results as an indication of our future performance. While our financial results may be negatively affected by any of the risk factors identified in this section of our Form 10-K, a number of factors could cause our revenues, cash flow and operating results to vary from quarter to quarter, including

- Fluctuations in revenues earned on fixed-price contracts and contracts with a performance-based fee structure,
- Commencement, completion or termination of contracts during any particular quarter,
- Reallocation of funds to customers due to priority,
- Timing of award or performance incentive fee notices,
- Timing of significant bid and proposal costs,
- Variable purchasing patterns under government contracts, BPAs and ID/IQ contracts,
- Strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs and joint ventures,
- Seasonal or quarterly fluctuations in our workdays and staff utilization rates,
- Changes in Presidential administrations and senior federal government officials that affect the timing of technology procurement,
- Changes in federal government policy or budgetary measures that adversely affect government contracts in general, and
- Increased purchase requests from customers for equipment and materials in connection with the federal government's fiscal year end, which may affect our quarter operating results.

Because a relatively large amount of our expenses are fixed, cash flows from our operations may vary significantly as a result of changes in the volume of services provided under existing contracts and the number of contracts that are commenced, completed or terminated during any quarter. We incur significant operating expenses during the start-up and early stages of large contracts, and typically we do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when a contract expires, terminates or is not renewed.

Mr. Pedersen, our Chairman and Chief Executive Officer, effectively controls our company, and his interests may not be aligned with those of other stockholders.

As of December 31, 2007, Mr. Pedersen owned approximately 41.4% of our total outstanding shares of common stock. Because holders of our Class B common stock are entitled to ten (10) votes per share, and

Mr. Pedersen beneficially owned 14,279,813 shares of Class B Common Stock as of December 31, 2007, Mr. Pedersen thus owned or controlled approximately 87.6% of the combined voting power of our stock as of December 31, 2007. Accordingly, Mr. Pedersen controls the vote on all matters submitted to a vote of our stockholders. As long as Mr. Pedersen beneficially owns a majority of the combined voting power of our common stock, he will have the ability, without the consent of our public stockholders, to elect all members of our board of directors and to control our management and affairs.

Mr. Pedersen's voting control may have the effect of preventing or discouraging transactions involving an actual or a potential change of control of the Company, regardless of whether a premium is offered over then-current market prices. Mr. Pedersen will be able to cause a change of control of the Company. Mr. Pedersen could also cause a registration statement to be filed and to become effective under the Securities Act of 1933, thereby permitting him to freely sell or transfer the shares of common stock that he owns. In addition, the interests of Mr. Pedersen may conflict with the interests of other holders of our common stock.

Provisions in our charter documents and Delaware law may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our Class A common stock my be lower as a result.

There are provisions in our certificate of incorporation and bylaws that make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorable by you and other stockholders. Among the provisions that could have an anti-takeover effect, are provisions relating to the following

- The high vote nature of our Class B common stock;
- The ability of the Board to issue preferred stock;
- Stockholders cannot take action by written consent;
- Advance notice requirements for director nominations or other proposals by our stockholders.

Item 1B. *Unresolved SEC Staff Comments*

We have not received any written comments from the SEC staff regarding our periodic or current reports under the Exchange Act that remain unresolved.

Item 2. *Properties*

Our facilities are leased in close proximity to our customers. Since 1992, we have leased our corporate headquarters office building in Fairfax, Virginia. The lease on this facility expires in March 2010. As of December 31, 2007, we leased 32 additional operating facilities throughout the metropolitan Washington, D.C. area and 49 facilities in other parts of the United States. We also have employees working at customer sites throughout the United States and in other countries. During 2005, we acquired two office buildings and another smaller building (total of 12,720 square feet) on approximately 4.4 acres of land in King George, VA for $2 million. In 2007, we sold the land and office buildings in King George, VA to a third party. We are currently leasing space in one of the office buildings we sold.

The following table provides information concerning certain of our leased properties. No individual lease is material to our business.

Lease Properties as of December 31, 2007	Approximate Square Footage	General Usage
Chantilly, VA	185,000	General Office
Vienna , VA	99,000	General Office
Arlington, VA	84,000	General Office
Fairfax, VA	81,000	General Office
Herndon, VA	69,000	General Office
Springfield, VA	55,000	General Office
Hanover, MD	51,000	General Office and Warehouse
Lorton, VA	51,000	General Office
Lexington Park, MD	43,000	General Office
Bethesda, MD	35,000	General Office
Hunstville, AL	33,000	General Office and Warehouse
Glen Bernie, MD	25,000	General Office
Fairmont, WV	22,000	General Office
Sarasota, FL	20,000	General Office
Miami, FL	19,000	General Office
Other Locations	280,000	General Office and Warehouse
Foreign Locations	4,000	General Office

We do not anticipate any significant difficulty in renewing our leases or finding alternative space to lease upon the expiration of our leases. Lease expiration dates range from years 2008 through 2017.

Item 3. *Legal Proceedings*

We are subject to certain legal proceedings, government audits, investigations, claims and disputes that arise in the ordinary course of our business. Like most large government defense contractors, our contract costs are audited and reviewed on a continual basis by an in-house staff of auditors from the Defense Contract Audit Agency. In addition to these routine audits, we are subject from time to time to audits and investigations by other agencies of the federal government. These audits and investigations are conducted to determine if our performance and administration of our government contracts are compliant with contractual requirements and applicable federal statutes and regulations. An audit or investigation may result in a finding that our performance, systems and administration is compliant or, alternatively, may result in the government initiating proceedings against us or our employees, including administrative proceedings seeking repayment of monies, suspension and/or debarment from doing business with the federal government or a particular agency, or civil or criminal proceedings seeking penalties and/or fines. Audits and investigations conducted by the federal government frequently span several years.

Although we cannot predict the outcome of these and other legal proceedings, investigations, claims and disputes, based on the information now available to us, we do not believe the ultimate resolution of these matters, either individually or in the aggregate, will have a material adverse effect on our business, prospects, financial condition or operating results.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2007.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our Class A common stock has been quoted on the Nasdaq Stock Market under the symbol "MANT" since our initial public offering on February 7, 2002. The following table sets forth, for the periods indicated, the high and low prices of our shares of common stock, as reported on the Nasdaq Stock Market.

2007	High	Low
First Quarter	$38.04	$32.42
Second Quarter	34.49	30.37
Third Quarter	37.80	29.71
Fourth Quarter	48.45	34.87

2006	High	Low
First Quarter	$33.97	$25.86
Second Quarter	38.75	28.07
Third Quarter	33.32	25.75
Fourth Quarter	37.97	30.14

There is no established public market for our Class B common stock.

As of February 29, 2008, there were 30 holders of record of our Class A common stock and three holders of record of our Class B common stock. The number of holders of record of our Class A common stock is not representative of the number of beneficial holders because many of the shares are held by depositories, brokers or nominees.

Dividend Policy

Currently, we intend to retain any earnings for the future operation and growth of our business. In addition, our credit facility restricts us from paying cash dividends to holders of our common stock. As a result, we do not anticipate paying any cash dividends in the foreseeable future. No dividends have been declared on any class of our common stock since our initial public offering in 2002. Any future dividends declared would be at the discretion of our board of directors and would depend, among other factors, upon our results of operations, financial condition and cash requirements, and the terms of our credit facility and other financing agreements at the time such payment is considered.

Item 6. ***Selected Financial Data***

The selected financial data presented below for each of the five years ended December 31, 2007 is derived from our audited consolidated financial statements. The selected financial data presented below should be read in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2007 (a)	2006 (b)	2005 (c)	2004 (d)	2003 (e)
	(In thousands, except per share amounts)				
Statement of Income Data:					
Revenues	$1,448,098	$1,137,178	$ 980,289	$826,928	$667,234
Cost of services	1,214,150	944,150	805,853	677,223	545,481
General and administrative expenses	120,244	102,378	90,258	81,238	66,980
Operating income	113,704	90,650	84,178	68,467	54,773
Interest expense	(5,103)	(2,375)	(3,165)	(2,422)	(2,295)
Interest income	1,261	809	894	495	339
Other items, net	263	1,337	3,372	554	1,034
Income from continuing operations before income taxes and equity earnings	110,125	90,421	85,279	67,094	53,851
Provision for income taxes	(42,798)	(34,825)	(34,137)	(25,743)	(21,594)
Earnings (losses) in equity of unconsolidated subsidiaries	—	—	471	567	(669)
Gain on disposal of equity method investment	—	—	1,590	—	—
Income from continuing operations	67,327	55,596	53,203	41,918	31,588
(Loss) gain from discontinued operations, net of taxes	(458)	(4,895)	(9,010)	(17,211)	3,572
Gain on disposal of discontinued operation, net of taxes (sold to CEO)	338	—	—	—	
Net income	$ 67,207	$ 50,701	$ 44,193	$ 24,707	$ 35,160
Basic earnings per share from continuing operations—Class A and B (f)	$ 1.97	$ 1.66	$ 1.62	$ 1.30	$ 0.99
Diluted earnings per share from continuing operations—Class A and B (f)	$ 1.95	$ 1.64	$ 1.60	$ 1.29	$ 0.98
Balance Sheet Data:					
Cash and cash equivalents	$ 8,048	$ 41,510	$ 5,678	$ 22,963	$ 9,264
Working capital	$ 68,409	$ 168,189	$ 103,576	$127,034	$135,574
Total assets	$ 937,503	$ 613,252	$ 555,985	$468,402	$436,134
Long-term debt	$ 39,000	$ —	$ 21	$ 104	$ 25,184
Total stockholders' equity	$ 551,305	$ 459,016	$ 378,582	$320,396	$287,651
Statement of Cash Flows Data:					
Cash flow from operating activities	$ 63,324	$ 84,356	$ 61,486	$ 27,285	$ 391
Cash flow from investing activities	$ (275,286)	$ (25,709)	$(105,617)	$(17,440)	$(74,241)
Cash flow from financing activities	$ 178,500	$ (22,815)	$ 26,846	$ 3,854	$ 1,121

In 2007, we reclassified insignificant amounts relating to unresolved issues of prior disposals from held for sale to held and used for all periods presented.

a) On December 18, 2007, we acquired McDonald Bradley, Inc. (MBI) for $78.7 million, which includes $0.3 million in transaction fees. The purchase price included a working capital adjustment which is subject to a closing balance sheet review. MBI added $1.2 million in revenue to our 2007 results. For further information on acquisitions see Note 3 to the Consolidated Financial Statements in Item 8.

On May 7, 2007 we acquired SRS Technologies, Inc. (SRS) for $199.0 million, which includes $1.0 million in transaction fees. The purchase price included a working capital adjustment which is subject to further negotiations with the seller pursuant to the results of the closing balance sheet audit. SRS added $139.1 million in revenue to our 2007 results. For further information on acquisitions see Note 3 to the Consolidated Financial Statements in Item 8.

On February 23, 2007 we sold our MSM Security Services subsidiary business (MSM) to MSM Security Services Holdings, LLC for $3.0 million in cash. The sale resulted in a pre-tax gain of $0.6 million. MSM Security Services Holdings, LLC is solely owned by George J. Pedersen, ManTech's Chairman and Chief Executive Officer. For further information on the sale of MSM see Note 15 to the Consolidated Financial Statements in Item 8.

In January 2007, Mr. Pedersen received a distribution of 609,296 shares of Class B Common Stock, which had been held by the ManTech International Corporation Supplemental Executive Retirement Plan for the benefit of George J. Pedersen (GJP SERP). We recognized an $8.6 million tax benefit on the distribution from the trust. The tax benefit was recorded to additional paid-in-capital.

b) On October 5, 2006, we acquired GRS Solutions, Inc (GRS) for $17.8 million in cash. Subsequent to the acquisition, contingent consideration of $2.2 million was paid to the shareholders of GRS. GRS added $2.7 million in revenue to our 2006 results. For further information on acquisitions see Note 3 to the Consolidated Financial Statements in Item 8.

On October 31, 2006, we sold assets related to our NetWitness® operation to the NetWitness Acquisition Corporation for $2.0 million in cash and an equity stake of less than 5% in the new company. We recorded approximately a $1.0 million pre-tax gain on the sale.

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), "*Share-Based Payment*". As a result, we recorded $5.7 million of expense in general and administrative expenses. For further information, see Note 10 to the Consolidated Financial Statements in Item 8.

c) On February 11, 2005, we sold our ManTech Environmental Technology, Inc. (METI) subsidiary to another company for $7.0 million, which resulted in a pre-tax gain of approximately $3.7 million. METI had revenues of $1.4 million and $13.2 million in 2005 and 2004, respectively.

During the first quarter of 2005, we decided to exit the personnel security investigation business and sell MSM. We classified our MSM subsidiary as held for sale in our consolidated balance sheets and in discontinued operations for our consolidated statement of income. For the fourth quarter of 2005, we recorded a loss of $3.6 million on the valuation of these assets based on offers received from potential buyers. For further information see Note 15 to the Consolidated Financial Statements in Item 8.

On May 31, 2005, we acquired Gray Hawk Systems, Inc. for $101.8 million, including acquisition-related cost. As a result of this acquisition, revenue increased $52.9 million in 2005. For further information on acquisitions see Note 3 to the Consolidated Financial Statements in Item 8.

During December 2005, we sold our 40 percent interest in Vosper-ManTech joint venture in the United Kingdom for approximately $4.3 million including accrued dividends. The sale resulted in an approximate $1.6 million pre tax gain recorded in gain on disposal of equity method investment.

d) On February 27, 2004, we acquired certain operations from Affiliated Computer Services, Inc. (ACS) for $6.5 million, and on June 1, 2004, acquired additional operations from ACS for $1.5 million. As a result of these acquisitions, revenue increased $27.5 million in 2004.

During 2004, we experienced a significant decline in our MSM business primarily related to losses recorded on a Defense Security Services (DSS) contract which ended in the fourth quarter of 2004. For 2004, MSM's revenues were down $18.9 million from 2003, which contributed to the loss from discontinued operations.

e) On February 28, 2003, we acquired Integrated Data Systems (IDS) for approximately $63.7 million, including acquisition-related costs. IDS added $53.5 million in revenues in 2003.

On March 5, 2003, we acquired MSM for approximately $4.9 million.

f) The holders of each share of Class A common stock are entitled to one vote per share, and the holders of each share of Class B common stock are entitled to ten votes per share. For more information on earnings per share including the two class method see Note 4 to the Consolidated Financial Statements in Item 8.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the notes to those statements included in Item 8 of this document. This discussion contains forward-looking statements that involve risks and uncertainties. This discussion addresses primarily our continuing operations, except in the discussion under the heading, "Discontinued Operations." For more information on our discontinued operations, please see Note 15 to our consolidated financial statements.

Overview

We are a provider of innovative technologies and solutions for mission-critical national security programs for the Intelligence Community, the Departments of Defense, State, Homeland Security, and Justice, and other U.S. federal government agencies. Our expertise includes engineering, systems integration, software services, enterprise architecture, information assurance and security architecture, intelligence operations and analysis support, network and critical infrastructure protection, information operations and computer forensics, information technology, communications integration and engineering support. With approximately 7,300 highly qualified employees, we operate in the United States and over 40 countries worldwide.

We derive revenue primarily from contracts with U.S. government agencies that are focused on national security and as a result, funding for our programs is generally linked to trends in U.S. government spending in the areas of defense, intelligence and homeland security. Related to the evolving terrorist threats and world events, the U.S. government has substantially increased its overall defense, intelligence and homeland security budgets. In 2007, our revenue increased mainly as a result of the expansion of our sustainment and countermine support provided in military deployed environments with U.S. and allied forces in support of peace-keeping efforts worldwide; efforts involving telecommunications, infrastructure, maintenance, repair, from our work with intelligence agencies in U.S; and the acquisitions that occurred in the past two years.

For the three years ended December 31, 2007, over 93% of our revenues were derived from our customers in the Intelligence Community and the Department of Defense. These customers include the Office of the Secretary of Defense, the Department of State, the Department of Homeland Security, various intelligence agencies, federal intelligence and terrorism task forces, the U.S. Army, Navy, Air Force and Marine Corps and joint military commands. We also provide solutions to federal government civilian agencies, including NASA and PTO as well as to state and local governments and commercial customers. The following table shows our revenue from each type of customer as a percentage of our total revenue for the period shown.

	Years Ended December 31,		
	2007	2006	2005
Department of Defense and intelligence agencies	93.3%	95.2%	94.9%
Federal civilian agencies	4.5%	2.6%	3.1%
State agencies, international agencies, and commercial entities	2.2%	2.2%	2.0%
Total Revenue	100.0%	100.0%	100.0%

We provide our services and solutions under three types of contracts: time and materials; cost reimbursable; and fixed price. Our contract mix varies from year to year due to numerous factors, including our business strategies and federal government procurement objectives. The following table shows our revenue from each of these types of contracts as a percentage of our total revenue for the periods shown.

	Years Ended December 31,		
	2007	2006	2005
Cost reimbursable	23.4%	24.7%	26.8%
Time and materials	62.9%	64.5%	63.0%
Fixed price	13.7%	10.8%	10.2%
Total revenue	100.0%	100.0%	100.0%

Time and materials contracts. Under time and materials contracts, we are reimbursed for labor at fixed hourly rates and generally reimbursed separately for allowable materials, costs and expenses. To the extent that our actual labor costs under a time and materials contract are higher or lower than the billing rates under the contract, our profit under the contract may be either greater or less than we anticipated or we may suffer a loss under the contract. We recognize revenues under time and materials contracts by multiplying the number of direct labor hours expended by the contract billing rates and adding the effect of other billable direct costs. In general, we realize a higher profit margin on work performed under time and materials contracts than cost reimbursable contracts.

Cost reimbursable contracts. Under cost reimbursable contracts, we are reimbursed for costs that are determined to be reasonable, allowable and allocable to the contract, and paid a fee representing the profit margin negotiated between us and the contracting agency, which may be fixed or performance based. Under cost reimbursable contracts we recognize revenues and an estimate of applicable fees earned as costs are incurred. We consider fixed fees under cost reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For performance based fees under cost reimbursable contracts, we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the client regarding performance. For cost reimbursable contracts with performance-based fee incentives that are subject to the provisions of U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue *Recognition (SAB104)*, we recognize the relevant portion of the fee upon customer approval. In general, cost reimbursable contracts are the least profitable of our government contracts.

Fixed price contracts. Under fixed price contracts, we perform specific tasks for a fixed price. Compared to cost reimbursable and time and materials contracts, fixed price contracts generally offer higher profit margin opportunities but involve greater financial risk because we bear the impact of cost overruns in return for the full benefit of any cost savings. We generally do not undertake complex, high-risk work, such as long-term software development, under fixed price terms. Fixed price contracts may include either a product delivery or specific service performance over a defined period. Revenue on fixed price contracts that provide for the Company to render services throughout a period is recognized as earned according to contract terms as the service is provided on a proportionate performance basis. These contracts are generally less than six months in duration. For fixed price contracts that provide for the delivery of a specific product with related customer acceptance provisions, revenues are recognized as those products are delivered and accepted.

We derive a majority of our revenues from governmental contracts under which we act as a prime contractor. We also provide services to the government as a subcontractor. The following table shows our revenues as prime contractor and as subcontractor as a percentage of our total revenue for the following periods:

	Years Ended December 31,		
	2007	2006	2005
Prime contract revenue	53.6%	67.7%	81.3%
Subcontract revenue	46.4%	32.3%	18.7%
Total revenue	100.0%	100.0%	100.0%

We expect this trend to reverse and the prime contract revenue percentage to increase in future periods due to new contract awards expected in 2008.

Revenue

Substantially all of our revenue is derived from services and solutions provided to the federal government or to prime contractors supporting the federal government, including services provided by our employees, our subcontractors and through solutions that includes third-party hardware and software that we purchase and integrate as a part of our overall solutions. The level of hardware and software purchases we made in support of solutions we provide to our clients increased significantly during 2007. These requirements may vary from period to period depending on specific contract and client requirements. Since we earn higher profits from labor services that our employees provide compared with subcontracted efforts and other reimbursable items such as hardware and software purchases for clients, we seek to optimize our labor services on all of our engagements.

Cost of Services

Cost of services primarily includes direct costs incurred to provide our services and solutions to customers. The most significant portion of these costs are direct labor costs, including salaries and wages, plus associated fringe benefits, of our employees directly serving customers, in addition to the related management, facilities and infrastructure costs. Cost of services also includes other direct costs, such as the costs of subcontractors and outside consultants, and third-party materials, such as hardware or software that we purchase and provide to the customer as part of an integrated solution. Since we earn higher profits on our own labor services, we expect the ratio of cost of services as a percent of revenue to decline when our labor services mix increases relative to subcontracted labor or third-party material. Conversely, as subcontracted labor or third-party material purchases for customers increase relative to our own labor services, we expect the ratio of cost of services as a percent of revenue to increase. Changes in the mix of services and equipment provided under our contracts can result in variability in our contract margins.

General and Administrative Expenses

General and administrative expenses include the salaries and wages, plus associated fringe benefits of our employees not performing work directly for clients. Among the functions covered by these costs are facilities, corporate business development, bid and proposal, contracts administration, finance and accounting, legal, corporate governance, and executive and senior management. In addition, we include stock-based compensation, as computed under SFAS No. 123R, as well as depreciation and amortization. Depreciation and amortization includes the depreciation of computers, furniture and other equipment, the amortization of third party software we use internally, leasehold improvements and intangible assets. Identifiable intangible assets includes customer relationships and contract backlogs acquired in business combinations are amortized over their estimated useful lives.

Interest Expense and Interest Income

Interest expense is primarily related to interest expense incurred or accrued under our outstanding borrowings and notes payable, deferred financing charges and interest on capital leases. Interest income is primarily from cash on hand and notes receivable.

Provision for Income Taxes

Our effective income tax rates are approximately 38.9%, 38.5% and 39.1% for the years ended 2007, 2006 and 2005, respectively.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Consolidated Statements of Income

The following table sets forth certain items from our consolidated statements of income and the relative percentages that certain items of expense and earnings bear to revenue as well as the year over year change from December 31, 2006 to December 31, 2007.

	Years Ended December 31,				Year to Year Change	
	2007	2006	2007	2006	2006 to 2007	
	Dollars		Percentages		Dollars	Percent
			(in thousands)			
REVENUE	$1,448,098	$1,137,178	100.0%	100.0%	$310,920	27.3%
Cost of services	1,214,150	944,150	83.8%	83.0%	270,000	28.6%
General and administrative expenses	120,244	102,378	08.3%	09.0%	17,866	17.5%
OPERATING INCOME	113,704	90,650	07.9%	08.0%	23,054	25.4%
Gain on disposal of operations	—	955	00.0%	00.1%	(955)	-100.0%
Interest expense	(5,103)	(2,375)	00.4%	00.2%	(2,728)	114.9%
Interest income	1,261	809	00.1%	00.1%	452	55.9%
Other income (expense), net	263	382	00.0%	00.0%	(119)	-31.2%
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	110,125	90,421	07.6%	08.0%	19,704	21.8%
Provision for income taxes	(42,798)	(34,825)	03.0%	03.1%	(7,973)	22.9%
INCOME FROM CONTINUING OPERATIONS	67,327	55,596	04.6%	04.9%	11,731	21.1%
Loss from discontinued operations, net of taxes	(458)	(4,895)	00.0%	00.4%	4,437	-90.6%
Gain on sale of discontinued operation, net of taxes (sold to CEO)	338	—	00.0%	00.0%	338	100.0%
NET INCOME	$ 67,207	$ 50,701	04.6%	04.5%	$ 16,506	32.6%

Revenues

Revenues increased 27.3% to $1,448.1 million for the year ended December 31, 2007, compared to $1,137.2 million for the same period in 2006. The acquisition of SRS in May 2007 added $139.1 million to our revenues for the year ended December 31, 2007. Additionally, the increase is attributable to countermine/counter improvised explosive devices (IED) support in Iraq and Afghanistan. One contract for the installation and repair of systems designed for countermine programs and counter IED's accounted for $209.2 million and $102.4 million of revenues for the years ended December 31, 2007 and 2006, respectively. There were increases on other programs related to the global war on terrorism. We also experienced growth on U.S. based support contracts. GRS, acquired during the fourth quarter of 2006, contributed $13.9 million to our revenues for the year ended December 31, 2007. The MBI acquisition on December 18, 2007 had an insignificant impact to our 2007 revenue.

We are expecting the growth to continue in 2008 as a result of our two recent acquisitions, SRS and MBI, and our continued support of the Global War on Terror, including wars in Iraq and Afghanistan. Possible future changes in U.S. policy and tactics related to the wars may impact our future performance trend; however, we are not able to predict the impact of such changes at this time.

Cost of services

Cost of services increased 28.6% to $1,214.2 million for the year ended December 31, 2007, compared to $944.2 million for the same period in 2006. The increase is related to the increase in revenues for the period. As a percentage of revenues, cost of services increased 0.8%, to 83.8% for the year ended December 31, 2007 compared to 83.0% for the same period in 2006. This increase was due to larger purchases of equipment and materials directly for contracts and increased use of subcontractors in support of our contracts. The increase in other direct costs resulted in lower income from continuing operations primarily due to generally lower profit margins on purchases of equipment and materials. Direct labor costs, which include applicable fringe benefits and overhead, increased by 17.1% due to the acquisition of SRS and the growth of our work force. As a percentage of revenues, direct labor costs decreased 3.6% to 41.0% for the year ended December 31, 2007 compared to 44.6% for the same period in 2006 due to the significant growth in other direct cost. Other direct costs increased by 41.9% over the same period in 2006, from $437.4 million to $620.7 million. The increase in other direct costs is due to the increase in purchases of equipment and materials, and increased use of subcontractors as noted above. As a percentage of revenues, other direct costs increased from 38.5% for the year ended December 31, 2006 to 42.8% for the same period in 2007.

General and administrative

General and administrative expenses increased 17.5% to $120.2 million for the year ended December 31, 2007, compared to $102.4 million for the same period in 2006. The increase in expense during the year resulted primarily from the acquisition and integration of SRS, increased bid and proposal spending, a net realizable value adjustment related to an intangible asset of a previous acquisition, and share-based compensation. In addition, amortization of intangibles increased due to our acquisition of SRS in May 2007 as well as our acquisition of GRS Solutions in October 2006. As a percentage of revenues, general and administrative expenses decreased to 8.3% from 9.0% for the years ended December 31, 2007 and 2006, respectively. The reduction as a percentage of revenues was due largely to a management cost cutting initiative in 2007 and leveraging our administrative expenses over a larger revenue base. For the years ended December 31, 2007 and 2006, we recognized $6.7 million and $5.7 million in share-based compensation expense under SFAS No. 123R, respectively.

Gain on disposal of operations

There were no gains on disposal of operations in 2007. In October 31, 2006, we sold assets related to our NetWitness® business to the NetWitness Acquisition Corporation, an unrelated third party. We recorded a $1.0 million pre-tax gain in 2006 on the transaction. For additional information see "Gain on Disposal of Operations and Equity Method Investment," below.

Interest expense

Interest expense increased to $5.1 million for the year ended December 31, 2007, compared with $2.4 million for the same period in 2006. For the year ended December 31, 2007, we had an average debt balance of $84.7 million compared to $28.4 million for the same period in 2006. The increase in our average debt balance in 2007 was primarily driven by increased borrowings to fund the acquisitions of SRS and MBI. In 2006, we had paid off all borrowings under a previous credit facility which had been used to finance the acquisition of Gray Hawk Systems in 2005. As we intend to use our new credit facility to finance our acquisition strategy, our interest expense could increase in the future.

Starting in September 2007, the Federal Reserve reduced the federal funds rate three times. In January 2008, the federal funds rate was reduced an additional three-fourths of a percentage point to 3.5%. The federal funds rate is the interest rate at which banks lend each other money. Changes to the federal funds rate can impact the rate at which we borrow money under our credit facility (for additional information see "New Credit Agreement", below). Additional changes to the federal funds rate could cause our interest expense to fluctuate in the future.

Interest income

Interest income increased to $1.3 million for the year ended December 31, 2007, compared to $0.8 million for the same period in 2006. The fluctuation is due to increased cash on hand for almost half of the year ended December 31, 2007, collection of interest on an old receivable, and an income tax refund. As we used a combination of cash on hand and our new credit facility to finance the acquisition of SRS in May 2007 and McDonald Bradley in December 2007, our cash balance was reduced significantly during the second half of 2007.

Loss from discontinued operations

On February 23, 2007, we sold our MSM subsidiary. Prior to that date, MSM was classified as held for sale in the consolidated balance sheets and discontinued operations, net of applicable income taxes in the consolidated statements of income. Loss from discontinued operations decreased to $0.5 million for the year ended December 31, 2007, compared with $4.9 million for the same period in 2006. The sale of MSM resulted in the reflection of only two months of MSM operations in 2007 versus a full year of MSM operations for the same period in 2006. For additional information see "Discontinued Operations," below.

Gain on sale of discontinued operation

On February 23, 2007, we sold MSM to MSM Security Services Holdings, LLC (an entity that is solely owned by George J. Pedersen, our Chairman and Chief Executive Officer) for $3.0 million in cash. We recorded a $0.3 million net gain on the transaction. For additional information see "Discontinued Operations," below.

Net income

Net income increased 32.6% to $67.2 million for the year ended December 31, 2007, compared to $50.7 million for the same period in 2006. The increase is a result of higher revenue, increased income from continuing operations, and a reduced net loss on discontinued operations of $0.5 million in 2007 versus a loss of $4.9 million for the same period in 2006. Our effective tax rates for the years ended December, 2007 and 2006 were 38.9% and 38.5%, respectively.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Consolidated Statements of Income

The following table sets forth certain items from our consolidated statements of income and the relative percentages that certain items of expense and earnings bear to revenue as well as the year over year change from December 31, 2005 to December 31, 2006.

	Years Ended December 31,				Year to Year Change	
	2006	2005	2006	2005	2005 to 2006	
	Dollars		Percentages		Dollars	Percent
REVENUE	$1,137,178	$980,289	100.0%	100.0%	$156,889	16.0%
Cost of services	944,150	805,853	83.0%	82.2%	138,297	17.2%
General and administrative expenses	102,378	90,258	09.0%	09.2%	12,120	13.4%
OPERATING INCOME	90,650	84,178	08.0%	08.6%	6,472	7.7%
Gain on disposal of operations	955	3,698	00.1%	00.4%	(2,743)	-74.2%
Interest expense	(2,375)	(3,165)	00.2%	00.3%	790	-25.0%
Interest income	809	894	00.1%	00.1%	(85)	-9.5%
Other income (expense), net	382	(326)	00.0%	00.0%	708	217.2%
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY EARNINGS	90,421	85,279	08.0%	08.7%	5,142	6.0%
Provision for income taxes	(34,825)	(34,137)	03.1%	03.5%	(688)	2.0%
Equity in earnings of unconsolidated subsidiary	—	471	00.0%	00.0%	(471)	-100.0%
Gain on disposal of equity method investment	—	1,590	00.0%	00.2%	(1,590)	-100.0%
INCOME FROM CONTINUING OPERATIONS	55,596	53,203	04.9%	05.4%	2,393	4.5%
Loss from discontinued operations, net of taxes	(4,895)	(9,010)	00.4%	00.9%	4,115	-45.7%
NET INCOME	$ 50,701	$ 44,193	04.5%	04.5%	$ 6,508	14.7%

Revenues

Revenues increased 16.0% to $1,137.2 million for the year ended December 31, 2006, compared to $980.3 million for the same period in 2005. This increase is primarily attributable to forward deployment and countermine/counter IED support in Iraq and Afghanistan and increased work in the Intelligence Community. One contract in support of the installation and repair of systems designed to counter mines and improvised explosive devices (IED's) accounted for $102.4 million of revenues in 2006. Also contributing to the increase was a full year of revenue from our acquisition of Gray Hawk Systems, Inc. ("Gray Hawk") on May 31, 2005. Gray Hawk accounted for $35.3 million of our increase in revenue year over year.

Cost of services

Cost of services increased 17.2% to $944.2 million for the year ended December 31, 2006, compared to $805.9 million for the same period in 2005. As a percentage of revenues, cost of services increased 0.8%, to 83.0% for the year ended December 31, 2006 compared to 82.2% for the same period in 2005. This increase was due to larger purchases of equipment and materials directly for contracts and increased use of subcontractors in support of our contracts. The increase in other direct costs resulted in lower income from continuing operations primarily due to generally lower profit margins on purchases of equipment and materials. Direct labor costs, which include applicable fringe benefits and overhead, increased by 8.3% primarily due to the addition of Gray Hawk and the growth of our business. As a percentage of revenues, direct labor costs decreased 3.1% to 44.6% for the year ended December 31, 2006 compared to 47.7% for the same period in 2005. Other direct costs increased by 28.9% over the same period in 2005, from $338.1 million to $437.4 million, which reflects the increase in purchases of equipment and materials, and increased use of subcontractors as noted above. As a percentage of revenues, other direct costs increased from 34.5% for the year ended December, 2005 to 38.4% for the same period in 2006.

General and administrative

General and administrative expenses increased 13.4% to $102.4 million for the year ended December 31, 2006, compared to $90.3 million for the same period in 2005. As a percentage of revenues, general and administrative expenses decreased to 9.0% from 9.2% for the year ended December 31, 2006 and 2005, respectively. The increase in expense during the year resulted primarily from stock-based compensation expense related to the adoption of SFAS No. 123R, increased business development expenses, and increased expenses for our internal information technology systems due to our growth and improvements. This increase was partially offset by a decrease in bid and proposal spending due to several large recompetitions on our contracts in 2005. Under SFAS No. 123R, share-based payments not fully vested as of January 1, 2006 and those granted during the year ended December 31, 2006 are measured at estimated fair value and included as compensation expense over the periods services are provided. For the year ended December 31, 2006, we recognized $5.7 million in compensation expense as a result of adopting SFAS No. 123R. Excluding the impact of SFAS No. 123R, general and administrative expense as a percentage of revenue was 8.5% for the year ended December 31, 2006. The lower percentage reflects management's efforts to improve operating efficiency even though revenues increased by 16.0%.

Gain on disposal of operations

On October 31, 2006, we sold assets related to our NetWitness® business to the NetWitness Acquisition Corporation, an unrelated third party. We recorded a $1.0 million pre-tax gain in 2006 on the transaction. On February 11, 2005, we sold our ManTech Environmental Technology, Inc. (METI) subsidiary to Alion Science and Technology Corporation. The sale generated a pre-tax gain of $3.7 million in 2005. For additional information see "Gain on Disposal of Operations and Equity Method Investment," below.

Interest expense

Interest expense decreased to $2.4 million for the year ended December 31, 2006, compared with $3.2 million for the same period in 2005. The decrease in interest expense is a result of decreased borrowing under our credit facility in 2006. The relatively higher level of indebtedness in 2005 was due to our acquisition of Gray Hawk in May 2005. For the year ended December 31, 2006, we had an average debt balance of $28.4 million compared to $54.7 million for the same period in 2005. As of December 31, 2006, we had no borrowings under our credit facility.

Interest Income

Interest income decreased slightly to $809 thousand for the year ended December 31, 2006, compared with $894 thousand for the same period in 2005.

Gain on disposal of equity method investment

In December 2005, we sold our 40 percent interest in Vosper-ManTech joint venture in the United Kingdom, which resulted in a $1.6 million pre-tax gain. For additional information see "Gain on Disposal of Operations and Equity Method Investment," below.

Loss from discontinued operations

In February 2005, we reached the determination to sell our MSM subsidiary after we concluded that the MSM business no longer furthered our long-term strategic objectives. Loss from discontinued operations decreased to $4.9 million for the year ended December 31, 2006, compared with $9.0 million for the same period in 2005. The loss in 2005 contained a loss accrual on intangible assets, including goodwill, of $3.6 million, net of tax. The reduced loss in 2006 reflected increased revenues during 2006 with a lesser increase in associated direct costs. On February 23, 2007, we sold MSM to MSM Security Services Holdings, LLC (an entity that is solely owned by George J. Pedersen, our Chairman and Chief Executive Officer) for $3.0 million in cash. For additional information see "Discontinued Operations," below.

Net income

Net income increased 14.7% to $50.7 million for the year ended December 31, 2006, compared to $44.2 million for the same period in 2005. The increase is a result of higher revenue, increased income from continuing operations, and a reduced loss on discontinued operations of $4.9 million in 2006 versus a loss of $9.0 million for the same period in 2005. Our effective tax rates for years ended December 31, 2006 and 2005 were 38.5% and 39.1%, respectively.

Backlog

For the years ended 2007, 2006 and 2005 our backlog was $3.2 billion, $2.9 billion, and $2.3 billion, respectively, of which $758 million, $622 million, and $467 million, respectively, was funded backlog. Backlog represents estimates that we calculate on a consistent basis. At December 31, 2007, SRS and MBI contributed approximately $670 million in backlog combined. We estimate that approximately 35% to 45% of our total backlog will be recognized as revenues prior to December 31, 2008.

Effects of Inflation

Inflation and uncertainties in the macroeconomic environment, such as increases in fuel and other energy costs, and conditions in the mortgage backed securities market could also impact our labor rates beyond the predetermined escalation factors. However, we generally have been able to price our contracts in a manner to accommodate the rates of inflation experienced in recent years. Under our time and materials contracts, labor rates are usually adjusted annually by predetermined escalation factors. Our cost reimbursable contracts automatically adjust for changes in cost. Under our fixed-price contracts, we include a predetermined escalation factor, but generally, we have not been adversely affected by inflation. Purchases of equipments and materials directly for contracts are usually cost reimbursable.

Liquidity and Capital Resources

Our primary liquidity needs are the financing of working capital, capital expenditures and acquisitions. Our primary source of liquidity is cash provided by operations and our revolving credit facility. On April 30, 2007, we executed a New Credit Agreement with a syndicate of lenders led by Bank of America N.A., as administrative agent. The New Credit Agreement initially provides for up to $300.0 million in available borrowings. See "New Credit Agreement" below for additional information. At December 31, 2007, we had $165.0 million outstanding under our credit facility and we were contingently liable under letters of credit totaling $0.7 million, which reduces our ability to borrow under our credit facility. The maximum available borrowing under our credit facility at December 31, 2007 was $134.3 million. Generally, cash provided by operating activities is adequate to fund our operations. Due to fluctuations in our cash flows and the growth in our operations, it is necessary from time to time to increase borrowings under our credit facility to meet cash demands. In the future, we may borrow greater amounts in order to finance acquisitions or new contract start ups.

Cash flows from operating activities

	Year Ended December 31,		
(in thousands)	**2007**	**2006**	**2005**
Net cash flow from operating activities of continuing operations:	$64,886	$90,873	$47,335
Net cash flow from discontinued operations:	(1,562)	(6,517)	14,151
Net cash flow from operating activities:	$63,324	$84,356	$61,486

Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner, and our ability to manage our vendor payments. We bill most of our clients and prime contractors monthly after services are rendered. The reduced cash inflow from operations in 2007 as compared to 2006 was the result of a significant collection of receivables in 2006 under a management collection initiative. The improved cash inflow from continuing operations in 2007 when compared to 2005 was primarily from the increased income from continuing operations from the continued growth of our business. In addition, net cash flows from operating activities was impacted by the adoption of SFAS No. 123R in 2006, which required the reclassification of excess tax benefits from the exercise of stock options from operating cash flows to financing cash flows. The reduced cash outflow from discontinued operations in 2007 compared to 2006, is due to the sale of MSM on February 23, 2007. The positive cash flow in discontinued operations for 2005 was due to the collection of all outstanding receivables on our Defense Security Services contract within our MSM subsidiary.

Cash flows from investing activities

	Year Ended December 31,		
(in thousands)	**2007**	**2006**	**2005**
Net investing cash flow from continuing operations:	$(278,286)	$(25,244)	$(105,257)
Net investing cash flow from discontinued operations:	3,000	(465)	(360)
Net cash flow from investing activities:	$(275,286)	$(25,709)	$(105,617)

Our cash flow used in investing activities consists primarily of capital expenditures and business acquisitions offset by disposals of operations. Cash outflows in 2007 were primarily from our acquisition of SRS on May 7, 2007 for $197.0 million, net of cash acquired, our acquisition of MBI on December 18, 2007 for $78.7 million, net of cash acquired, and purchases of equipment and software for internal use. These were partially offset by the sale of office buildings and land for $1.8 million that we acquired in 2005. We had a cash inflow from discontinued operations of $3.0 million due to the sale of our MSM subsidiary. For more information see "Discontinued Operations," below. Investing activities in 2006 include the acquisition of GRS Solutions, Inc for $19.8 million, net of cash acquired, purchases of equipment and software of $7.4 million offset by the sale of our NetWitness® operation for $2.0 million. Investing activities in 2005 included the acquisition of Gray Hawk for $101.2 million, net of cash acquired, and a $5.6 million final earn out payment related to the IDS acquisition offset by the disposal of METI for $7.0 million and sale of our 40% interest in the Vosper-ManTech joint venture for $1.7 million. Purchases of property, equipment and software totaled $7.1 million which included $2.0 million purchase of office buildings and land. Cash flow from investing activities could fluctuate significantly in the future with the execution of our acquisition strategy.

Cash flows from financing activities

	Year Ended December 31,		
(in thousands)	**2007**	**2006**	**2005**
Net cash flow from financing activities:	$178,500	$(22,815)	$26,846

Cash provided by financing activities in 2007 resulted primarily from the use of our credit facility to support the acquisitions of SRS and MBI, and proceeds from the exercise of stock options. In addition, we acquired treasury stock with a cost of $9.1 million related to the distribution of a supplemental executive retirement plan (GJP SERP) for our Chairman and Chief Executive Officer (for additional information see Note 10 Stockholders' Equity and Stock Options in our consolidated financial statements). The cash outflow for the acquisition of treasury stock was offset by the excess tax benefits generated by stock option exercises and the GJP SERP transaction. The net cash used in 2006 resulted primarily from paying down our line of credit with cash provided from operations, $42.4 million, offset by cash inflows from the exercise of stock options of $16.8 million and the impact of SFAS No. 123R. SFAS 123R requires that excess tax benefits be shown as a cash inflow from financing activities. Cash provided from financing in 2005 was the result of stock option exercises of $9.5 million and a net increase in borrowings on our credit facility to finance our acquisition of Gray Hawk in May 2005.

Cash from financing activities is driven primarily from the proceeds on the exercise of stock options and their associated excess tax benefits as well as our use of our credit facility to fund operations and/or acquisitions. In the second quarter of 2007, we refinanced our credit facility to support the acquisition of SRS and future liquidity requirements.

New Credit Agreement

On April 30, 2007, we terminated our $125.0 million credit facility with a syndicate of lenders led by Citizens Bank of Pennsylvania, as administrative agent, and executed the New Credit Agreement with a syndicate of lenders led by Bank of America, N.A, as administrative agent. The New Credit Agreement provides for a $300.0 million revolving credit facility, with a $25.0 million letter of credit sublimit and a $30.0 million swing line loan sublimit. The New Credit Agreement also contains an accordion feature that permits the Company to arrange with the lenders for them to provide up to $100.0 million in additional commitments.

Borrowings under the New Credit Agreement are collateralized by our assets and bear interest at one of the following rates as selected by the Company: a LIBOR-based rate plus market-rate spreads that are determined based on a company leverage ratio calculation (0.875% to 1.5%), or the lender's base rate, which is the lower of the Federal Funds Rate plus 0.5% or Bank of America's prime lending rate. The maturity date for the New Credit Agreement is April 30, 2012.

The terms of the Credit Agreement permit prepayment and termination of the loan commitments at any time, subject to certain conditions. The New Credit Agreement requires the Company to comply with specified financial covenants, including the maintenance of a certain leverage ratio and fixed charge coverage ratio. The New Credit Agreement also contains various covenants, including affirmative covenants with respect to certain reporting requirements and maintaining certain business activities, and negative covenants that, among other things, may limit our ability to incur liens, incur additional indebtedness, make investments, make acquisitions, and undertake certain additional actions.

We believe the capital resources available to us under our credit agreements and cash from our operations are adequate to fund our ongoing operations and to support the internal growth we expect to achieve for at least the next 12 months. We anticipate financing our external growth from acquisitions and our longer-term internal growth through one or more of the following sources: cash from operations; additional borrowing; issuance of equity; use of the existing revolving facility; or a refinancing of our credit facilities. At December 31, 2007, we had $165.0 million outstanding under our credit facility.

Off-Balance Sheet Arrangements

Effective June 20, 2003, our lenders issued two letters of credit to Fianzas Guardiana Inbursa, S.A. (FGI) on behalf of GSE Systems, Inc. (GSE). As discussed in Note 14 to our consolidated financial statements in Item 8, prior to the sale of these investments on October 21, 2003, we held common and preferred stock in GSE and accounted for this investment using the equity method.

The first letter of credit, which was cancelled in March 2005, was in support of an advance payment bond of approximately $1.8 million, issued by FGI to a customer of GSE's power business and had a term of 30 months. The second letter of credit, which was cancelled in August 2006, was in support of a performance bond of approximately $1.3 million issued by FGI to the same customer.

In exchange for issuing the letters of credit, we received 100,000 warrants to purchase GSE's common stock at the market price of GSE's common stock as of the close of business on July 8, 2003, as well as a 7% annual fee, paid on a quarterly basis, calculated on the total amount of the then-existing value of the letters of credit. In 2006, an unrealized gain on the increase in fair value of the warrants of $0.5 million was recorded in our consolidated statement of income. During 2007, we exercised all 100,000 warrants held in GSE at a price $1.33 per share. Additionally, we sold the converted shares at $6.00 per share. The transactions resulted in an insignificant loss in the period due to the change in fair value of the warrants and subsequent sale of the converted securities.

During 2007, George J. Pedersen, our Chairman of the Board and Chief Executive Officer, beneficially owned shares and options of GSE stock representing less than 5% of GSE. In 2007, Mr. Pedersen served on GSE's board of directors and compensation committee.

Contractual Obligations

The following table is in thousands:

	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Debt obligations (1)	$165,000	$126,000	$39,000	$ —	$ —
Operating lease obligations (2)	96,931	22,305	36,058	25,918	12,650
Other long-term liabilities (3)	7,848	—	4,851	1,734	1,263
Accrued defined benefit obligations (4)	1,859	186	347	306	1,020
Total	$271,638	$148,491	$80,256	$27,958	$14,933

(1) See Note 8 to our consolidated financial statements in Item 8 for additional information regarding debt and related matters. The amounts in the table above represents the periods in which we estimate the debt obligation to be repaid. However, the borrowings are due on the maturity date of the credit agreement, April 30, 2012.

(2) Operating lease obligations have been reduced for the related amount disclosed in Other Long-term Liabilities as deferred rent (see below). See Note 9 to our consolidated financial statements in Item 8 for additional information regarding operating leases.

(3) Other Long-term Liabilities at December 31, 2007 included approximately $5.5 million of deferred rent liabilities resulting from recording rent expenses on a straight-line basis over the life of the respective lease in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, Accounting for Leases, and FASB Technical Bulletin No. 85-3, *Accounting for Operating Leases with Scheduled Rent Increases*. Also included in other long-term liabilities is a gross unrecognized tax benefit liability of $1.8 million resulting from the adoption of Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*-An Interpretation of FASB Statement No. 109 in January 2007.

(4) Accrued defined benefit obligation includes approximately $1.9 million of unfunded pension obligations related to nonqualified supplemental defined benefit pension plans for certain retired employees of an acquired company. The amounts above are subject to change based on actuarial as well as the vital status of participants. This obligation is included in the Accrued Retirement amount on our consolidated balance sheet. In addition, the Accrued Retirement amount on our consolidated balance sheet includes amounts for

two non-qualified deferred compensation plans for certain key employees. The funds deferred by the employees are invested and these investment assets are maintained in rabbi trusts. The rabbi trusts' assets are reflected in the Employee Supplemental Savings Plan Assets on our consolidated balance sheet. Because these liabilities will be satisfied by assets held in rabbi trusts, the amounts have been excluded from the above table.

Gain on Disposal of Operations and Equity Method Investment

On October 31, 2006, we sold assets related to our NetWitness® operation to NetWitness Acquisition Corporation, an unrelated third party, for $2.0 million in cash and an equity stake in the new company of less than 5%. The sale of NetWitness® included $1.0 million in goodwill and a fully amortized intangible asset with a cost basis of $0.4 million. We recorded a pre-tax gain of approximately $1.0 million on the transaction. We continue to provide NetWitness® product and services to various federal government agencies through subcontracts with NetWitness Acquisition Corporation.

On February 11, 2005, we sold our METI subsidiary to another company, Alion Science and Technology Corporation. METI performs research and development in the fields of environmental and life sciences for the Environmental Protection Agency, the National Cancer Institute, the U.S. Air Force, and other federal government agencies. The financial terms of the arrangement included an all cash payment of $7.0 million, which resulted in a pre-tax gain of approximately $3.7 million net of selling cost in 2005. Although we have sold METI, we continue to provide professional services in the environmental area for various federal government agencies.

In December 2005, we sold our 40 percent interest in our Vosper-ManTech joint venture in the United Kingdom to Vosper Thornycroft Limited for approximately $4.3 million including accrued dividends. The sale resulted in a $1.6 million pre-tax gain recorded in gain on disposal of equity method investment.

Discontinued Operations

In February 2005, we reached a final corporate determination to exit the personnel security investigation services business and discontinue operations at our MSM subsidiary. We reached the determination to sell our MSM subsidiary after we concluded that the MSM business no longer furthered our long-term strategic objectives. At December 31, 2005, we recorded a loss accrual of $3.6 million on the valuation of these assets based on offers received from potential buyers in early 2006. The loss accrual reflects the write-off of intangible assets including goodwill, net of taxes. The loss also reflects a valuation allowance of $1.3 million for deferred state income tax assets related to net operating losses carried forward, which are not expected to be realized.

On February 23, 2007, we sold MSM to MSM Security Services Holdings, LLC for $3.0 million in cash. The sale resulted in a pre-tax gain of $0.6 million in the first quarter of 2007. MSM Security Services Holdings, LLC is solely owned by George J. Pedersen, ManTech's Chairman and Chief Executive Officer. Mr. Pedersen presented an offer to the ManTech Board of Directors to purchase our MSM subsidiary. Mr. Pedersen's offer exceeded the value of any other definitive offers extended to the Company.

After Mr. Pedersen presented a formal offer to the Company to purchase our MSM subsidiary, the Board formed a special committee comprised solely of independent directors to review, evaluate and determine the advisability of the transaction. The special committee retained the services of independent legal counsel and independent financial advisor to advise the special committee and assist it in connection with its duties. The special committee received a fairness opinion from the independent financial advisor. The special committee of the Board considered the opinions received from its advisors and unanimously recommended approval of the transaction to the independent members of the board, and the transaction was approved by ManTech's independent directors.

Our Consolidated Financial Statements and related note disclosures reflect our ManTech MSM Security Services, Inc. subsidiary as "Long-Lived Assets to Be Disposed of by Sale" for all periods presented in accordance with Statement of Financial Accounting Standards No. 144—"*Accounting for the Impairment or Disposal of Long-Lived Assets*". As such, MSM was classified as held for sale in the consolidated balance sheets and discontinued operations, net of applicable income taxes in the consolidated statements of income.

Critical Accounting Estimates and Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies, including the critical policies listed below, are more fully described in the notes to the consolidated financial statements included in this report.

Revenue Recognition and Cost Estimation

We recognize revenue when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectability is reasonably assured. We have a standard internal process that we use to determine whether all required criteria for revenue recognition have been met.

Our revenues consist primarily of services provided by our employees and the pass through of costs for materials and subcontract efforts under contracts with our customers. Cost of services consists primarily of compensation expenses for program personnel, the fringe benefits associated with this compensation, and other direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

We derive the majority of our revenue from cost-plus-fixed-fee, cost-plus-award-fee, firm-fixed-price, or time-and-materials contracts. Revenues for cost-reimbursement contracts are recorded as reimbursable costs are incurred, including an estimated share of the applicable contractual fees earned. For performance-based fees under cost reimbursable contracts, that are subject to the provisions of American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (SOP 81-1), we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the client regarding performance. For cost reimbursable contracts with performance-based fee incentives that are subject to the provisions of U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104, *Revenue Recognition* (SAB 104), we recognize the relevant portion of the fee upon customer approval. For time-and-material contracts, revenue is recognized to the extent of billable rates times hours delivered plus material and other reimbursable costs incurred. For long-term fixed-price production contracts, revenue is recognized at a rate per unit as the units are delivered, or by other methods to measure services provided. Revenue from other long-term fixed-price contracts is recognized ratably over the contract period or by other appropriate methods to measure services provided. Contract costs are expensed as incurred except for certain limited long-term contracts noted below. For long-term contracts which are specifically described in the scope section of SOP 81-1, "Accounting for Performance of Construction Type and Certain Production-Type Contracts," or other appropriate accounting literature we apply the percentage of completion method. Under the percentage of completion method, income is recognized at a consistent profit margin over the period of performance based on estimated profit margins at completion of the contract. This method of accounting requires estimating the total revenues and total contract cost at completion of the contract. During the performance of long-term contracts, these estimates are periodically reviewed and revisions are made as required. The impact on revenue and contract profit as a result of these revisions is included in the periods in which the revisions are made. This method can result in the deferral of costs or the deferral of profit on these contracts. Because we assume the risk of performing a fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts. Estimated losses on contracts at completion are recognized when identified. In certain circumstances, revenues are recognized when contract amendments have not been finalized.

Accounting for Business Combinations and Goodwill

The purchase price of an acquired business is allocated to the tangible assets, financial assets and separately recognized intangible assets acquired less liabilities assumed based upon their respective fair values, with the excess recorded as goodwill. Such fair value assessments require judgments and estimates that can be affected by contract performance and other factors over time, which may cause final amounts to differ materially from original estimates.

Effective January 1, 2002, we adopted SFAS No. 142, and no longer amortize goodwill; rather, we review goodwill at least annually for impairment. We have elected to perform this review annually during the second quarter of each calendar year and no adjustments were necessary for our continuing operations.

Due to the many variables inherent in the estimation of a reporting unit's fair value and the relative size of the company's recorded goodwill, differences in assumptions may have a material effect on the results of the company's impairment analysis.

As noted above in our discussion of "Discontinued Operations" we recorded a loss accrual for the impairment of goodwill related to MSM at December 31, 2005.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).*" SFAS 158, which represents the completion of the first phase in the FASB's postretirement benefits accounting project, applies to all plan sponsors who offer defined postretirement benefit plans and requires an entity to:

- Recognize in its balance sheet an asset for a defined benefit postretirement plan's over-funded status or a liability for a plan's under-funded status.
- Measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year.
- Recognize changes in the funded status of a defined benefit postretirement plan in comprehensive earnings in the year in which the changes occur.

SFAS 158 does not change the amount of net periodic benefit cost included in net earnings. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006 for public entities. Accordingly, we made adjustments to initially adopt SFAS 158 in the fourth quarter of 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end balance sheet is effective for fiscal years ending after December 15, 2008. Our defined benefit pension plans have a fiscal year end of December 31st and therefore the measurement date provisions of the standard were not applicable.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "*Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109,*" which clarifies the accounting for uncertainty in tax positions. FIN 48 seeks to reduce the diversity in accounting practices used in regards to uncertain tax positions by prescribing a recognition threshold and measurement criteria for benefits related to income taxes. The provisions of FIN 48 are effective for all reporting periods beginning after December 15, 2006. Effective January 1, 2007, we adopted FIN 48 to all tax positions and recorded a $125 thousand cumulative effect adjustment to retained earnings. See Item 8 footnote 12 for further discussion on the adoption of FIN 48.

In September 2006, the FASB issued Statement No. 157 (SFAS 157), "*Fair Value Measurements,*" which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. A fair value hierarchy was established to classify the inputs used in measuring fair value. Disclosure requirements require disclosure of the level in the fair value hierarchy in which the fair value measurements in their entirety fall. On October 17, 2007, the FASB deferred the effective date for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. For fiscal years beginning after November 15, 2007, the Company will be required to implement SFAS 157 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements. The Company does not expect the adoption of SFAS 157 for financial assets and liabilities will have a material impact on its consolidated financial statements. At this time we are assessing the impact the adoption of SFAS 157 for nonfinancial assets and liabilities will have on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159 (SFAS 159), "*The Fair Value Option for Financial Assets and Liabilities—Including an amendment of FASB Statement No. 115,*" which permits entities to measure eligible items at fair value. For items where the fair value election is made, the company will be required to report unrealized gains or losses in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations,*" ("SFAS 141R"). The new standard moves closer to a fair value model by requiring the acquirer to measure all assets acquired and all liabilities assumed at their respective fair values at the date of acquisition, including the measurement of noncontrolling interests at fair value. The Statement also establishes principles and requirements as to how the acquirer recognizes and measures goodwill acquired in a business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In addition, SFAS 141R significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, in-process research and development, restructuring costs, and requires the expensing of acquisition-related costs as incurred.

The effective date of SFAS 141R is for fiscal years beginning after December 15, 2008. For transactions consummated after the effective date of SFAS 141R, prospective application of the new standard is applied. For business combinations consummated prior to the effective date of SFAS 141R, the guidance in SFAS 141 is applied.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements,*" which amends Accounting Research Bulletin No. 51 and provides accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest, and for the deconsolidation of a subsidiary. The new standard requires noncontrolling interests to be presented separately within equity in the consolidated statement of financial position. Consolidated net income attributable to the parent and noncontrolling interests will be clearly identified and presented on the face of the statement of operations. When a change in control of a subsidiary occurs it will either be accounted for as an equity transaction, when control is maintained, or a gain or loss will be recognized when control is not maintained. The remaining noncontrolling interest will be remeasured to fair value when control is lost. SFAS 160 requires that the noncontrolling interest continue to be attributed its share of losses and thus is no longer limited to the original carrying amount of the noncontrolling interest. This may result in a negative carrying balance.

The effective date of SFAS 160 is for fiscal years beginning after December 15, 2008. The Statement will be applied prospectively as of the beginning of the year in which the Statement is adopted except for presentation and disclosure requirements which will be applied retrospectively for all periods presented. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial statements.

In March 2007, the FASB Emerging Issues Task Force ratified Issue 06-10 (EITF 06-10), "*Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements*," which clarifies the treatment of split dollar life insurance arrangements in regards to SFAS 106 and APB 12. An employer should recognize a liability for future benefits in accordance with SFAS 106 (if, in substance, a postretirement benefit plan exists) or Opinion 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee.

EITF 06-10 is effective for fiscal years beginning after December 15, 2007. We do not expect the adoption of EITF 06-10 to have a significant impact on our consolidated financial statements or effective tax rate.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

Our exposure to market risk relates to changes in interest rates for borrowings under our revolving credit facility. At December 31, 2007, we had $165.0 million outstanding on our revolving credit facility. Borrowings under our revolving credit facility bear interest at variable rates. A hypothetical 10% increase in interest rates would have increased our annual interest expense for the year ended December 31, 2007 by less than $0.4 million.

We do not use derivative financial instruments for speculative or trading purposes. We invest our excess cash in short-term, investment grade, interest-bearing securities. Our investments are made in accordance with an investment policy. Under this policy, no investment securities can have maturities exceeding six months and the weighted average maturity of the portfolio cannot exceed 60 days.

Item 8. *Financial Statements and Supplementary Data*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of ManTech International Corporation
Fairfax, Virginia

We have audited the accompanying consolidated balance sheets of ManTech International Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ManTech International Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, the Company adopted, effective January 1, 2007, a new accounting standard for accounting for uncertain tax positions. As discussed in Note 10 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation to conform to FASB Statement No. 123(R), *Share-Based Payment*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
March 17, 2008

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Per Share Amounts)

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS :		
Cash and cash equivalents	$ 8,048	$ 41,510
Receivables—net	337,467	236,445
Prepaid expenses and other	19,104	13,581
Assets of operations held for sale	—	3,373
Total Current Assets	364,619	294,909
Property and equipment—net	14,170	13,881
Goodwill	451,832	238,322
Other intangibles—net	82,976	40,180
Employee supplemental savings plan assets	17,999	15,427
Other assets	5,907	10,533
TOTAL ASSETS	$937,503	$613,252
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES :		
Current portion of debt	$126,000	$ —
Accounts payable and accrued expenses	100,447	72,125
Accrued salaries and related expenses	61,429	47,356
Deferred income taxes—current	—	140
Billings in excess of revenue earned	8,334	5,284
Liabilities of operations held for sale	—	1,815
Total Current Liabilities	296,210	126,720
Debt—net of current portion	39,000	—
Accrued retirement	18,973	16,750
Other long-term liabilities	7,848	3,302
Deferred income taxes—non-current	24,167	7,464
TOTAL LIABILITIES	386,198	154,236
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS' EQUITY:		
Common stock, Class A—$0.01 par value; 150,000,000 shares authorized; 20,474,379 and 19,020,181 shares issued at December 31, 2007 and 2006; 20,231,339 and 19,020,181 shares outstanding at December 31, 2007 and 2006	205	190
Common stock, Class B—$0.01 par value; 50,000,000 shares authorized; 14,279,813 and 15,032,293 shares issued and outstanding at December 31, 2007 and 2006	143	150
Additional paid-in capital	297,827	263,409
Treasury stock, 243,040 shares at cost at December 31, 2007	(9,114)	—
Retained earnings	262,686	195,604
Accumulated other comprehensive loss	(147)	(120)
Unearned ESOP shares	(295)	(217)
Deferred compensation	—	640
Shares held in grantor trust	—	(640)
TOTAL STOCKHOLDERS' EQUITY	551,305	459,016
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$937,503	$613,252

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Year Ended December 31, 2007	2006	2005
REVENUES	$1,448,098	$1,137,178	$980,289
Cost of services	1,214,150	944,150	805,853
General and administrative expenses	120,244	102,378	90,258
OPERATING INCOME	113,704	90,650	84,178
Gain on disposal of operations	—	955	3,698
Interest expense	(5,103)	(2,375)	(3,165)
Interest income	1,261	809	894
Other income (expense), net	263	382	(326)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY EARNINGS	110,125	90,421	85,279
Provision for income taxes	(42,798)	(34,825)	(34,137)
Equity in earnings of unconsolidated subsidiaries	—	—	471
Gain on disposal of equity method investment	—	—	1,590
INCOME FROM CONTINUING OPERATIONS	67,327	55,596	53,203
(Loss) from operations of discontinued component, net of taxes	(458)	(4,895)	(9,010)
Gain on sale of discontinued operation, net of taxes (sold to CEO)	338	—	—
(Loss) from discontinued operations, net of taxes	(120)	(4,895)	(9,010)
NET INCOME	$ 67,207	$ 50,701	$ 44,193
BASIC EARNINGS (LOSS) PER SHARE:			
Class A common stock			
Income from continuing operations	$ 1.97	$ 1.66	$ 1.62
(Loss) from discontinued operations, net of taxes	—	(0.15)	(0.27)
Class A basic earnings per share	$ 1.97	$ 1.51	$ 1.35
Weighted average common shares outstanding	19,683	18,450	17,767
Class B common stock			
Income from continuing operations	$ 1.97	$ 1.66	$ 1.62
(Loss) from discontinued operations, net of taxes	—	(0.15)	(0.27)
Class B basic earnings per share	$ 1.97	$ 1.51	$ 1.35
Weighted average common shares outstanding	14,431	15,062	15,065
DILUTED EARNINGS (LOSS) PER SHARE:			
Class A common stock			
Income from continuing operations	$ 1.95	$ 1.64	$ 1.60
(Loss) from discontinued operations, net of taxes	—	(0.15)	(0.27)
Class A diluted earnings per share	$ 1.95	$ 1.49	$ 1.33
Weighted average common shares outstanding	20,102	18,893	18,208
Class B common stock			
Income from continuing operations	$ 1.95	$ 1.64	$ 1.60
(Loss) from discontinued operations, net of taxes	—	(0.15)	(0.27)
Class B diluted earnings per share	$ 1.95	$ 1.49	$ 1.33
Weighted average common shares outstanding	14,431	15,062	15,065

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Year Ended December 31,		
	2007	2006	2005
NET INCOME	$67,207	$50,701	$44,193
OTHER COMPREHENSIVE (LOSS) INCOME:			
Cash flow hedge, net of tax	—	—	152
Translation adjustments, net of tax	6	(15)	(242)
Actuarial loss on defined benefit pension plans, net of tax	(33)	—	—
Adoption of SFAS No. 158, net of tax	—	(93)	—
Total other comprehensive (loss) income	(27)	(108)	(90)
COMPREHENSIVE INCOME	$67,180	$50,593	$44,103

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in Thousands)

	December 31, 2007	2006	2005
Common Stock, Class A			
At beginning of year	$ 190	$ 180	$ 174
Stock option exercises	7	8	5
Conversion Class B to Class A common stock	7	1	—
Contribution of Class A common stock to Employee Stock Ownership Plan (ESOP)	1	1	1
At end of year	205	190	180
Common Stock, Class B			
At beginning of year	150	$ 151	$ 151
Conversion Class B to Class A common stock	(7)	(1)	—
At end of year	143	150	151
Additional Paid-In Capital			
At beginning of year	263,409	233,360	219,664
Stock option exercises	13,068	16,781	9,502
Tax benefit from the exercise of stock options	2,696	4,362	1,895
Stock option expense	6,706	5,830	18
Tax benefit from distribution of shares held in grantor trust	8,581	—	—
Contribution of Class A common stock to ESOP	3,367	3,076	2,281
At end of year	297,827	263,409	233,360
Treasury Stock, at cost			
At beginning of year	—	—	—
Treasury stock acquired	(9,114)	—	—
At end of year	(9,114)	—	—
Retained Earnings			
At beginning of year	195,604	144,903	100,710
Net income	67,207	50,701	44,193
Adoption of FIN 48	(125)	—	—
At end of year	262,686	195,604	144,903
Accumulated Other Comprehensive (Loss) Income			
At beginning of year	(120)	(12)	78
Cash flow hedge, net of tax	—	—	152
Translation adjustments, net of tax	6	(15)	(242)
Actuarial loss on defined benefit pension plans, net of tax	(33)	—	—
Adoption of SFAS No. 158, net of tax	—	(93)	—
At end of year	(147)	(120)	(12)
Unearned ESOP Shares			
At beginning of year	(217)	—	(381)
Unearned ESOP shares in excess of obligation	(78)	(217)	381
At end of year	(295)	(217)	—
Deferred Compensation			
At beginning of year	640	640	640
Distribution of shares held in grantor trust	(640)	—	—
At end of year	—	640	640
Shares Held in Grantor's Trust			
At beginning of year	(640)	(640)	(640)
Distribution of shares held in grantor trust	640	—	—
At end of year	—	(640)	(640)
Total Stockholders' Equity	$551,305	$459,016	$378,582

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 67,207	$ 50,701	$ 44,193
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings of unconsolidated subsidiaries	—	—	(503)
Loss from discontinued operations, net of tax	458	4,895	9,010
Gain on disposal of operations	—	(955)	(3,698)
Gain on sale of discontinued operation, net of tax	(338)	—	—
Gain on disposal of equity method investment	—	—	(1,590)
Unrealized loss (gain) on warrants	76	(543)	—
Stock-based compensation	6,706	5,830	18
Excess tax benefits from the exercise of stock options	(2,374)	(2,918)	—
Deferred income taxes	284	(1,271)	(1,625)
Depreciation and amortization	14,244	10,177	8,796
Change in assets and liabilities—net of effects from acquired and disposed businesses:			
Receivables-net	(45,275)	5,180	(27,070)
Prepaid expenses and other	5,498	(4,271)	2,345
Accounts payable and accrued expenses	16,350	17,950	7,633
Accrued salaries and related expenses	(143)	4,777	3,538
Billings in excess of revenue earned	(158)	(1,328)	1,074
Accrued retirement	2,120	3,546	(381)
Dividends from Vosper—ManTech Limited	—	—	2,962
Other	231	(897)	2,633
Net cash flow from operating activities of continuing operations	64,886	90,873	47,335
Net cash flow from discontinued operations	(1,562)	(6,517)	14,151
Net cash flow from operating activities	63,324	84,356	61,486
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(2,721)	(5,160)	(5,614)
Proceeds from the sale of property and equipment	1,828	6	—
Investment in capitalized software for internal use	(2,113)	(2,245)	(1,489)
Exercise of GSE warrants	(133)	—	—
Proceeds from sale of GSE shares	600	—	—
Purchase of minority interest in MASI UK	—	—	(86)
Acquisition of businesses, net of cash acquired	(275,747)	(19,845)	(106,798)
Proceeds from disposal of operations and equity method investment	—	2,000	8,730
Net investing cash flow from continuing operations	(278,286)	(25,244)	(105,257)
Net investing cash flow from discontinued operations	3,000	(465)	(360)
Net cash flow from investing activities	(275,286)	(25,709)	(105,617)

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in Thousands)

	Year Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	13,075	16,790	9,507
Excess tax benefits from the exercise of stock options	2,374	2,918	—
Excess tax benefit from distribution of shares held in grantor trust	8,581	—	—
Treasury stock acquired	(9,114)	—	—
Borrowing under line of credit, non-current	39,000	—	—
Net increase (decrease) in borrowing under lines of credit, net of associated origination fees	124,584	(42,402)	17,402
Repayment of notes payable	—	(121)	(63)
Net cash flow from financing activities	178,500	(22,815)	26,846
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(33,462)	35,832	(17,285)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41,510	5,678	22,963
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 8,048	$ 41,510	$ 5,678
SUPPLEMENTAL CASH FLOW INFORMATION			
Noncash financing activities:			
ESOP Contributions	$ 3,290	$ 2,859	$ 2,663

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2007, 2006 and 2005

1. Description of the Business

ManTech is a provider of innovative technologies and solutions for mission-critical national security programs for the Intelligence Community, the Departments of Defense, State, Homeland Security, and Justice, and other U.S. federal government agencies. Our expertise includes engineering, systems integration, software services, enterprise architecture, information assurance and security architecture, intelligence operations and analysis support, network and critical infrastructure protection, information operations and computer forensics, information technology, communications integration, and engineering support. With approximately 7,300 highly-qualified employees, we operate in the United States and over 40 countries worldwide.

2. Summary of Significant Accounting Policies

Principles of Consolidation—Our consolidated financial statements include the accounts of ManTech International Corporation, wholly-owned subsidiaries and other entities, which we control. Minority interest represents minority stockholders' proportionate share of the equity in one of our consolidated subsidiaries. Our share of affiliates' earnings (losses) that we do not control is included in the consolidated statements of income using the equity method. All inter-company accounts and transactions have been eliminated.

We determine whether we have a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (VIE) or not in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46, "*Consolidation of Variable Interest Entities*" as revised (FIN 46(R)). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. We consolidate VIEs where ManTech is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both.

ManTech has one entity which has been consolidated under FIN 46(R). The purpose of the entity is to perform on certain U.S. Navy contracts. The maximum amount of loss ManTech is exposed to as of December 31, 2007 is not material to the financial statements.

Use of Accounting Estimates—We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors that are difficult to predict and are beyond the control of the company. Therefore, actual amounts could differ from these estimates.

Revenue Recognition—The majority of our revenues are derived from cost-plus-fixed-fee, cost-plus-award fee, firm-fixed-price, or time-and-materials contracts. Under cost-plus-fixed or award-fee contracts, revenues are recognized as costs are incurred and include an estimate of applicable fees earned. For performance-based fees under cost reimbursable contracts, that are subject to the provisions of American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (SOP 81-1), we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the client regarding performance. For cost reimbursable contracts with performance-based fee incentives that are subject to the provisions of U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104, *Revenue Recognition* (SAB 104), we recognize the relevant portion of the fee upon customer approval. For time-and-material contracts, revenues are computed by multiplying the number of direct labor-hours expended in the performance of the contract by the contract billing rates and adding other billable direct costs. For long-term fixed-price production contracts, revenue is recognized at a rate per unit as the units are delivered, or by other methods to measure services provided. Revenue from other long-term fixed-price contracts is recognized ratably over the contract period or by other appropriate methods to measure services provided. Contract costs are expensed as incurred except for certain limited long-term contracts noted below. For long-term contracts which are specifically described in the scope section of SOP 81-1, "Accounting for Performance of Construction Type and Certain Production-Type Contracts," or other appropriate accounting literature, we apply the percentage of completion method. Under the percentage of completion method, income is recognized at a consistent profit margin over the period of performance based on estimated profit margins at completion of the contract. This method of accounting requires estimating the total revenues and total contract cost at completion of the contract. During the performance of long-term contracts, these estimates are periodically reviewed and revisions are made as required. The impact on revenue and contract profit as a result of these revisions is included in the periods in which the revisions are made. This method can result in the deferral of costs or the deferral of profit on these contracts. Because we assume the risk of performing a fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts. Estimated losses on contracts at completion are recognized when identified. In certain circumstances, revenues are recognized when contract amendments have not been finalized.

Cost of Services—Cost of services consists primarily of compensation expenses for program personnel, the fringe benefits associated with this compensation, and other direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

Cash and Cash Equivalents—For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and short-term investments with maturity dates of three months or less at the date of purchase. Due to the short maturity of cash equivalents, the carrying value on our consolidated balance sheet approximates fair value.

Property and Equipment—Property and equipment are recorded at original cost. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income. Maintenance and repairs are charged to expense as incurred.

Depreciation and Amortization—Furniture and office equipment are depreciated using the straight-line method with estimated useful lives ranging from five to fifteen years. Leasehold improvements are amortized using the straight-line method over the term of the lease. Office buildings are depreciated using the straight-line method with estimated useful lives of twenty-five years.

Inventory—Inventory is included in prepaid expenses and other in our consolidated balance sheet and is carried at the lower of cost or market. Cost is computed on a specific identification basis. There was no inventory valuation allowance at December 31, 2007 and $0.6 million at December 31, 2006.

Goodwill and Other Intangibles—net—Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies. Contract rights and other intangibles are amortized on a straight-line basis over periods ranging from three to twenty-five years.

We accounted for the cost of computer software developed or obtained for internal use in accordance with Statement of Position (SOP) No. 98-1. These capitalized software costs are included in Other Intangibles.

Software Development Costs—We account for software development costs related to software products for sale, lease or otherwise marketed in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* For projects fully funded by us, significant development costs are capitalized from the point of demonstrated technological feasibility until the point in time that the product is available for general release to customers. Once the product is available for general release, capitalized costs are amortized based on units sold, or on a straight-line basis over a five-year period or other such shorter period as may be required. We recorded $1.4 million, $1.1 million, and $1.3 million per year of amortization expense for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense for the year ended December 31, 2007 includes a write down of an acquisition related intangible asset for internally developed software of $0.9 million. The write down was based on a change in the estimated net realizable value of the asset. Capitalized software costs included in Other Intangibles at December 31, 2007 and 2006, were $1.2 million and $3.0 million per year, respectively.

Impairment of Long-Lived Assets—Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be fully recoverable, we evaluate the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment were indicated as a result of this review, we would recognize a loss based on the amount by which the carrying amount exceeds the estimated fair value.

We no longer amortize goodwill; rather we review goodwill at least annually for impairment. We have elected to perform this review annually during the second quarter of each calendar year and no adjustments were necessary for our continuing operations.

Employee Supplemental Savings Plan (ESSP) Assets—We maintain several non-qualified defined contribution supplemental retirement plans for certain key employees that are accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested*, as the underlying assets are held in rabbi trusts with investments directed by the respective employee. A rabbi trust is a grantor trust generally set up to fund compensation for a select group of management and the assets of this trust are available to satisfy the claims of general creditors in the event of bankruptcy of the company. As required by EITF 97-14, the assets held by the rabbi trusts are recorded at fair value in the consolidated financial statements as Employee Supplemental Savings Plan Assets with a related liability to employees recorded as a deferred compensation liability in Accrued Retirement.

Billings In Excess of Revenue—We receive advances and progress payments from customers that exceed the revenue earned to date. We classify such items as current liabilities.

Stock-based Compensation— Effective January 1, 2006, we adopted FASB SFAS No. 123 (revised 2004), *Share-Based Payment*, using the modified prospective method. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards are measured at an estimated fair value and included in operating expenses or capitalized as appropriate over the period in which an employee provides service in exchange for the award.

Income Taxes—We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, or FAS 109, *Accounting for Income Taxes,* as clarified by FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria of FAS 109.

FIN 48 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would "more likely than not" sustain the position following an audit. For tax positions meeting the "more likely than not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we recognized approximately a $0.1 million increase in the liability for unrecognized tax benefits, which was recorded for as a reduction to the January 1, 2007 balance of retained earnings. See footnote 12 for further discussion on the adoption of FIN 48.

Foreign Currency Translation—All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average monthly exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of Accumulated Other Comprehensive Income (Loss).

Comprehensive Income (Loss)—Comprehensive income is presented in the Consolidated Statements of Changes in Stockholders' Equity. Comprehensive income (loss) consists of net income (loss), unrealized gains or losses on our cash flow hedge, unrealized holding gain on available for sale securities, changes in our unfunded pension liability, and foreign currency translation adjustments.

Fair Value of Financial Instruments—The carrying value of our cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and debt approximate their fair values.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).*" SFAS 158, which represents the completion of the first phase in the FASB's postretirement benefits accounting project, applies to all plan sponsors who offer defined postretirement benefit plans and requires an entity to:

- Recognize in its balance sheet an asset for a defined benefit postretirement plan's over-funded status or a liability for a plan's under-funded status.
- Measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year.
- Recognize changes in the funded status of a defined benefit postretirement plan in comprehensive earnings in the year in which the changes occur.

SFAS 158 does not change the amount of net periodic benefit cost included in net earnings. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006 for public entities. Accordingly, we made adjustments to initially adopt SFAS 158 in the fourth quarter of 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end balance sheet is effective for fiscal years ending after December 15, 2008. Our defined benefit pension plans have a fiscal year end of December 31st and therefore the measurement date provisions of the standard were not applicable.

In September 2006, the FASB issued Statement No. 157 (SFAS 157), "*Fair Value Measurements,*" which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. A fair value hierarchy was established to classify the inputs used in measuring fair value. SFAS 157 requires disclosure of the level in the fair value hierarchy in which the fair value measurements in their entirety fall. On October 17, 2007, the FASB deferred the effective date for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. For fiscal years beginning after November 15, 2007, the Company will be required to implement SFAS 157 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements. The Company does not expect the adoption of SFAS 157 for financial assets and liabilities will have a material impact on its consolidated financial statements. At this time we are assessing the impact the adoption of SFAS 157 for nonfinancial assets and liabilities will have on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159 (SFAS 159), "*The Fair Value Option for Financial Assets and Liabilities—Including an amendment of FASB Statement No. 115,*" which permits entities to measure eligible items at fair value. For items where the fair value election is made, the company will be required to report unrealized gains or losses in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material impact on our consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (revised 2007), "*Business Combinations,*" ("SFAS 141R"). The new standard moves closer to a fair value model by requiring the acquirer to measure all assets acquired and all liabilities assumed at their respective fair values at the date of acquisition, including the measurement of noncontrolling interests at fair value. The Statement also establishes principles and requirements as to how the acquirer recognizes and measures goodwill acquired in a business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In addition, SFAS 141R significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, in-process research and development, restructuring costs, and requires the expensing of acquisition-related costs as incurred.

The effective date of SFAS 141R is for fiscal years beginning after December 15, 2008. For transactions consummated after the effective date of SFAS 141R, prospective application of the new standard is applied. For business combinations consummated prior to the effective date of SFAS 141R, the guidance in SFAS 141 is applied.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements,*" which amends Accounting Research Bulletin No. 51 and provides accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest, and for the deconsolidation of a subsidiary. The new standard requires noncontrolling interests to be presented separately within equity in the consolidated statement of financial position. Consolidated net income attributable to the parent and noncontrolling interests will be clearly identified and presented on the face of the statement of operations. When a change in control of a subsidiary occurs it will either be accounted for as an equity transaction, when control is maintained, or a gain or loss will be recognized when control is not maintained. The remaining noncontrolling interest will be remeasured to fair value when control is lost. SFAS 160 requires that the noncontrolling interest continue to be attributed its share of losses and thus is no longer limited to the original carrying amount of the noncontrolling interest. This may result in a negative carrying balance.

The effective date of SFAS 160 is for fiscal years beginning after December 15, 2008. The Statement will be applied prospectively as of the beginning of the year in which the Statement is adopted except for presentation and disclosure requirements which will be applied retrospectively for all periods presented. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial statements.

In March 2007, the FASB Emerging Issues Task Force ratified Issue 06-10 (EITF 06-10), "*Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements*," which clarifies the treatment of split dollar life insurance arrangements in regards to SFAS 106 and APB 12. An employer should recognize a liability for future benefits in accordance with SFAS 106 (if, in substance, a postretirement benefit plan exists) or Opinion 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee.

EITF 06-10 is effective for fiscal years beginning after December 15, 2007. We do not expect the adoption of EITF 06-10 to have a significant impact on our consolidated financial statements or effective tax rate.

3. Acquisitions

Each of the following acquisitions has been accounted for as a purchase, and accordingly, the operating results of each of the acquired entities have been included in our consolidated financial statements since the respective dates of acquisition.

McDonald Bradley Acquisition—On December 18, 2007, we completed the acquisition of all outstanding equity interests in McDonald Bradley, Inc. ("McDonald Bradley"). The results of McDonald Bradley's operations have been included in the consolidated financial statements since that date. The acquisition was consummated pursuant to an Agreement and Plan of Merger ("Merger Agreement"), dated November 15, 2007, by and among ManTech, McDonald Bradley, Spyglass Acquisition Corp., a newly formed and wholly owned subsidiary of the Company ("Merger Sub"), and a Shareholder Representative for the shareholders of McDonald Bradley. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into McDonald Bradley, with McDonald Bradley continuing as the surviving corporation and a wholly owned subsidiary of the Company. At December 18, 2007, McDonald Bradley had 264 employees including approximately two-thirds who held clearances. For calendar year 2007, McDonald Bradley's revenues were $49.5 million.

McDonald Bradley, was a privately-held company, doing business as a secure information sharing and IT solutions provider to the federal government with a focus on Department of Defense (DOD), Intelligence Community and Homeland Security markets. McDonald Bradley is a leading provider of high-end, mission-critical, technology-differentiated solutions primarily in areas of Service Oriented Architectures, data interoperability and information assurance.

Management believes the acquisition of McDonald Bradley has deepened our capabilities in the high-end defense, intelligence and homeland security marketplace and strengthens our position as a leading provide of secure information sharing and data interoperability solutions.

The initial purchase price was $78.7 million, which included $0.3 million in transaction fees. The initial purchase price included a closing date working capital adjustment of $1.9 million which is subject to further adjustment upon review of the closing balance sheet. Pursuant to the Merger Agreement, $6.6 million of the purchase price was placed into an escrow account to satisfy potential indemnification liabilities of the Company, and to satisfy potential expenses of the Shareholder Representative. The escrow term is for a period of sixteen months. We utilized borrowings under our New Credit Agreement (see Note 8) to finance the acquisition.

The preliminary purchase price was allocated to the underlying assets and liabilities based on their estimated fair values. The fair value assigned to the assets and liabilities is still under review and could be adjusted upon completion of our assessment of fair value. Total assets were $85.4 million and total liabilities were $6.7 million. Other than goodwill and other intangible assets recognized in connection with the acquisition, the assets, liabilities and result of operations of McDonald Bradley were not significant to the company's consolidated financial position or results of operations, and thus pro forma information is not presented. We recorded initial goodwill of $63.0 million, which, assuming adequate levels of taxable income, will be deductible for tax purposes over 15 years. Recognition of goodwill is largely attributed to the highly skilled employees and the value paid for companies supporting high-end defense, intelligence and homeland security markets. The following table sets forth the estimated components of intangible assets associated with the acquisition at December 18, 2007 (in thousands):

	Fair Value	Estimated Useful Life
Backlog	$ 750	1 year
Customer Relationships	$ 9,450	20 years
Non-competition agreements	$ 25	2 years
Total	$10,225	

Customer contracts and related relationships represent the underlying relationships and agreements with McDonald Bradley's existing customers. Intangible assets are being amortized over their estimated useful life using the pattern of benefits method. The weighted-average amortization period for the intangibles is 18.6 years.

SRS Acquisition—On May 7, 2007, we completed the acquisition of all outstanding equity interests in SRS Technologies ("SRS"). The results of SRS's operations have been included in the consolidated financial statements since that date. The acquisition was consummated pursuant to an Agreement and Plan of Merger ("Merger Agreement"), dated April 6, 2007, by and among ManTech, a wholly owned subsidiary of ManTech SRS, certain shareholders of SRS, and certain persons acting as a representative for the shareholders of SRS. The Merger Agreement provided for the merger of a wholly owned subsidiary of ManTech with and into SRS, with SRS surviving the merger and becoming a wholly owned subsidiary of ManTech ("ManTech SRS").

SRS was a privately-held company with specialized domain knowledge in the areas of space-based radar and communications; chemical, biological, conventional and nuclear weapons detection and defeat programs; imagery intelligence; and aeronautic, space and information systems development. More than 85 percent of SRS's revenue has historically been derived from the U.S. government including Department of Defense, Intelligence Community and the Department of Homeland Security. SRS had over 800 employees, including highly-cleared and educated personnel, at May 7, 2007.

Management believes the acquisition of SRS has extended our presence in the high-end national security marketplace and enhances our presence in the US Defense Advance Research Projects Agency (DARPA), Department of Homeland Security, Missile Defense Agency, National Reconnaissance Office, National Geospatial-Intelligence Agency, and other Department of Defense agencies.

The initial purchase price was $199.0 million, which included $1.0 million in transaction fees. The initial purchase price included a closing date working capital adjustment of $2.9 million which is subject to further negotiations with the seller pursuant to the results of the closing balance sheet audit. Pursuant to the Merger Agreement, and as security for the SRS shareholders' indemnification for unanticipated contingencies, an escrow account in the amount of $36.1 million has been established for a period of three years from the date of acquisition. We utilized a combination of cash on hand and borrowings under our New Credit Agreement (see Note 8) to finance the acquisition.

Preliminary Purchase Price Allocation

The acquisition has been accounted for as a business combination. Under business combination accounting, the total purchase price was allocated to SRS's net tangible and identifiable intangible assets based on their estimated fair values as of May 7, 2007, as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. Recognition of goodwill is largely attributed to the highly skilled employees of SRS, their presence in the high-end security marketplace, and the value paid for companies in this business. The goodwill is not deductible for tax purposes. The following table represents the purchase price allocation (in thousands):

Cash and cash equivalents	$ 1,912
Receivables-net	44,117
Prepaid expenses and other	5,180
Property and equipment	2,922
Other assets	332
Other intangible assets	58
Contract and program intangibles	40,900
Goodwill	150,345
Accounts payable and accrued expenses	(12,018)
Accrued salaries and related expenses	(11,821)
Deferred income taxes-current	(2,312)
Billings in excess of revenue earned	(2,744)
Deferred income taxes-non-current	(13,705)
Accrued retirement	(103)
Other long-term liabilities	(4,099)
Total preliminary purchase price	$198,964

Intangible Assets

In allocating the purchase price, we considered, among other factors, our intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of SRS's contracts. The following table sets forth the preliminary values for the components of intangible assets associated with the acquisition at May 7, 2007 (in thousands):

	Fair Value	Estimated Useful Life
Backlog	$17,710	9 years
Customer relationships	23,060	20 years
Technology	130	6 years
Total	$40,900	

Customer contracts and related relationships represent the underlying relationships and agreements with SRS's existing customers. Technology represents certain licenses, patents and software of SRS. Intangible assets are being amortized over their estimated useful life using the pattern of benefits method. The weighted-average amortization period for the intangibles is 15.2 years.

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of ManTech and SRS, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition and borrowings under our New Credit Agreement (see Note 8) had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented includes the business combination accounting effect on historical ManTech for amortization charges from acquired intangible assets, interest expense at our current level of debt, removal of SRS's CEO salary and benefit related costs, and the related tax effects.

	Year Ended December 31,	
(in thousands except per share amounts)	2007	2006
Revenue	$1,524,689	$1,287,799
Income from continuing operations—net of taxes	$ 68,048	$ 55,412
Net income	$ 67,928	$ 50,483
Diluted earnings per share (Class A and B common stock)	$ 1.97	$ 1.49

GRS Solutions, Inc.—On October 5, 2006, we completed the acquisition of all outstanding shares of GRS Solutions, Inc. (GRS) for $19.8 million in cash, subject to certain shareholder indemnification obligations. The source of funds for the acquisition was our available cash.

GRS was a privately held company headquartered in Falls Church, Virginia providing specialized technical, operational and analytical services to the Intelligence Community. The acquisition improves our strategic position within the intelligence community and strengthens our capabilities in supporting counterterrorism/counterintelligence missions around the world. For its fiscal year ended September 30, 2006, GRS had revenues of approximately $10.4 million. For the year ending December 31, 2006, GRS contributed $2.7 million in revenue to our consolidated results of operations.

The purchase price was $20.0 million, which includes a closing balance sheet adjustment of $(0.2) million and contingent consideration of $2.2 million based on a defined performance objective which was met subsequent to the initial purchase. As security for the GRS shareholders' indemnification obligations, an escrow account in an amount of $1.8 million was established to be used in satisfying certain indemnification obligations of the former shareholders of GRS. The purchase price was allocated to the underlying assets and liabilities based on their estimated fair values. The assets, liabilities and result of operations of GRS were not significant to the company's consolidated financial position or results of operations, and thus pro forma information is not presented. We recorded goodwill of $11.8 million, which, assuming adequate levels of taxable income will be deductible for tax purposes over 15 years. Recognition of goodwill is largely attributed to the highly skilled employees and the value paid for companies supporting the Intelligence Community. The following table sets forth the components of intangible assets associated with the acquisition at October 5, 2006 (in thousands):

	Fair Value	Estimated Useful Life
Backlog	$3,200	4 years
Customer Relationships	4,700	15 years
Total Intangible Assets	$7,900	

Customer contracts and related relationships represent the underlying relationships and agreements with GRS's existing customers. Intangible assets are being amortized straight-line method over their estimated useful life. The weighted-average amortization period for the intangibles is 10.5 years.

Gray Hawk Systems, Inc.—On May 31, 2005, we completed the acquisition of 100 percent of outstanding shares of Gray Hawk Systems, Inc. ("Gray Hawk"). Gray Hawk provides a broad range of intelligence-related services to the homeland security, law enforcement, Intelligence Community and the Department of Defense markets. The acquisition was consummated pursuant to an Agreement and Plan of Merger, dated May 3, 2005, which provided for the merger of a wholly owned subsidiary of ManTech with and into Gray Hawk, with Gray Hawk surviving the merger and becoming a wholly owned subsidiary of ManTech ("ManTech Gray Hawk").

The Gray Hawk acquisition further solidified our position as a supplier of services in the high-end intelligence market. It expanded our presence in homeland security related missions and complimented our high-end offerings for the Intelligence Community and Department of Defense. Gray Hawk's capabilities rounded-out ManTech's skills in the end-to-end, intelligence information processing cycle, and gave ManTech access to new markets in national defense agencies.

The purchase price for the acquisition was $101.8 million in cash, which included transaction costs of $0.3 million. The purchase price included the full payment of Gray Hawk's outstanding debt, repurchase of employee stock options by Gray Hawk, transaction costs and other related transaction expenses. Assuming we continue to produce adequate levels of taxable income, $72.9 million of the $75.4 million in goodwill will be deducted for tax purposes over 15 years.

Purchase Price Allocation

The acquisition has been accounted for as a business combination. Under business combination accounting, the total purchase price was allocated to Gray Hawk's net tangible and identifiable intangible assets based on their estimated fair values as of May 31, 2005, as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. Recognition of goodwill is largely attributed to the highly skilled employees of Gray Hawk and the value paid for companies in this business. The following table represents the purchase price allocation (in thousands).

Cash	$ 608
Accounts receivable	18,584
Prepaid expenses and other current assets	455
Fixed assets	799
Other assets	284
Intangible assets	15,650
Goodwill	75,389
Accounts payable	(4,345)
Payroll liabilities	(3,576)
Deferred tax liability	(1,528)
Billings in excess of revenue earned	(321)
Other liabilities	(190)
Total purchase price	$101,809

Intangible Assets

In allocating the purchase price, we considered, among other factors, our intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of Gray Hawk's contracts. The following table sets forth the components of intangible assets associated with the acquisition at May 31, 2005 (in thousands):

	Fair Value	Estimated Useful Life
Backlog	$ 5,450	6 years
Customer Relationships	7,200	20 years
Intellectual Property	3,000	7 years
Total	$15,650	

Customer contracts and related relationships represent the underlying relationships and agreements with Gray Hawk's existing customers. Intangible assets are being amortized using the straight-line method.

Pro Forma Financial Information

The unaudited pro forma financial information for the year ended December 31, 2005, combines the historical results for ManTech and Gray Hawk assuming the acquisition occurred on January 1, 2005. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition and borrowings under our Credit Agreement (see Note 8) had taken place at the beginning of each of the periods presented. The pro forma financial information for the twelve months ended December 31, 2005 excludes third party expenses of $0.5 million, severance and bonus of $2.2 million, and a stock option repurchase of $7.4 million recorded by Gray Hawk in their historical statements of operations related to our Agreement and Plan of Merger dated May 3, 2005. The pro forma financial information for all periods presented also includes the business combination accounting effect on historical ManTech for amortization charges from acquired intangible assets, interest expense at our current level of debt, and the related tax effects.

(in thousands except per share amounts)	Year Ended December 31, 2005
Revenue	$1,011,245
Income from continuing operations—net of taxes	$ 53,161
Net income	$ 44,159
Diluted earnings per share (Class A and Class B common stock)	$ 1.33

4. Earnings per Share

In SFAS No. 128, "*Earnings per Share (as amended)*", the two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under that method, basic and diluted EPS data are presented for each class of common stock.

In applying the two-class method, we determined that undistributed earnings should be allocated equally on a per share basis between Class A and Class B Common Stock. Under the Company's Certificate of Incorporation, the holders of the Common Stock shall be entitled to participate ratably, on a share-for-share basis as if all shares of Common Stock were of a single class, in such dividends, as may be declared by the Board of Directors from time to time.

Basic earnings per share has been computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period in which the shares were outstanding. Diluted earnings per share has been computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during each period.

The weighted average number of common shares outstanding is computed as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Numerator for net income per Class A and Class B common stock:			
Net income	$67,207	$50,701	$44,193
Numerator for basic net income Class A common stock	$38,777	$27,913	$23,915
Numerator for basic net income Class B common stock	$28,430	$22,788	$20,278
Numerator for diluted net income Class A common stock	$39,122	$28,211	$24,184
Numerator for diluted net income Class B common stock	$28,085	$22,490	$20,009
Basic weighted average common shares outstanding			
Class A common stock	19,683	18,450	17,767
Class B common stock	14,431	15,062	15,065
Effect of potential exercise of stock options			
Class A common stock	419	443	441
Class B common stock	—	—	—
Diluted weighted average common shares outstanding—Class A	20,102	18,893	18,208
Diluted weighted average common shares outstanding—Class B	14,431	15,062	15,065

For the years ended December 31, 2007 and 2006, options to purchase 671 thousand and 602 thousand shares, respectively, weighted for the portion of the period in which they were outstanding, were outstanding but not included in the computation of diluted earnings per share because the options' effect would have been anti-dilutive. For the years ended December 31, 2007 and 2006, shares issued from the exercise of stock options were 635 thousand and 874 thousand, respectively.

5. Revenues and Receivables

We deliver a broad array of information technology and technical services solutions under contracts with the U.S. government, state and local governments, and commercial customers. Revenues from the U.S. government under prime contracts and subcontracts, as compared to total contract revenues, were approximately 97.7%, 97.8% and 98.0% for the years ended December 31, 2007, 2006 and 2005, respectively. The components of contract receivables are as follows (in thousands):

	Year ended December 31,	
	2007	2006
Billed receivables	$298,059	$211,564
Unbilled receivables:		
Amounts billable	32,194	21,911
Revenues recorded in excess of funding	7,792	2,832
Revenues recorded in excess of milestone billings on fixed price contracts	3,448	3,976
Retainage	2,127	1,680
Allowance for doubtful accounts	(6,153)	(5,518)
	$337,467	$236,445

Amounts billable consist principally of amounts to be billed within the next month. Revenues recorded in excess of funding are billable upon receipt of contractual amendments or other modifications. Revenues recorded in excess of milestone billings on fixed price contracts consist of amounts not expected to be billed within the next month. The retainage is billable upon completion of the contract performance and approval of final indirect expense rates by the government. Accounts receivable at December 31, 2007, are expected to be substantially collected in 2008 except for approximately $2.3 million.

6. Property and Equipment

Major classes of property and equipment are summarized as follows (in thousands):

	December 31,	
	2007	2006
Furniture and equipment	$ 23,916	$ 24,607
Land and buildings	—	2,010
Leasehold improvements	13,543	10,614
	37,459	37,231
Less: Accumulated depreciation and amortization	(23,289)	(23,350)
	$ 14,170	$ 13,881

Depreciation and amortization expense relating to property and equipment for the years ended December 31, 2007, 2006 and 2005 was $3.6 million, $3.1 million, and $3.0 million, respectively.

7. Goodwill and Other Intangibles

SFAS No. 142, *Goodwill and Other Intangible Assets* requires, among other things, the discontinuance of goodwill amortization. Under SFAS 142, goodwill is to be reviewed at least annually for impairment; we have elected to perform this review annually during the second quarter each calendar year. These reviews have resulted in no adjustments in goodwill for continuing operations.

The changes in the carrying amounts of goodwill during 2007 and 2006 are as follows (in thousands):

		Goodwill balance
December 31, 2005		$237,854
Less: Accumulated amortization (pre adoption of SFAS 142)		(10,107)
Net amount at December 31, 2005		227,747
Acquisition-GRS Solutions, Inc.	$ 11,553	
Goodwill of NetWitness® business sold	(978)	10,575
Net amount at December 31, 2006		$238,322
Acquisition-SRS Technologies	$150,345	
Acquisition-McDonald Bradley, Inc.	62,965	
Additional consideration for the acquisition of GRS Solutions, Inc.	200	213,510
Net amount at December 31, 2007		$451,832

Intangible assets consisted of the following (in thousands):

	December 31, 2007			December 31, 2006		
	Gross Carrying	Accumulated Amortization	Net Carrying Amount	Gross Carrying	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:						
Contract and program intangibles	$ 96,240	$20,265	$75,975	$45,115	$13,560	$31,555
Capitalized software cost for sale	11,672	10,430	1,242	12,150	9,179	2,971
Capitalized software cost for internal use	13,699	7,997	5,702	12,101	6,447	5,654
Other	57	—	57	—	—	—
	$121,668	$38,692	$82,976	$69,366	$29,186	$40,180

Aggregate amortization expense relating to intangible assets for the years ended December 31, 2007, 2006, and 2005 was $10.1 million, $6.9 million and $5.6 million, respectively. Amortization expense for the year ended December 31, 2007 includes a write down of an acquisition related intangible asset for internally developed software of $0.9 million. The write down was based on a change in the estimated net realizable value of the asset. We estimate that we will have the following amortization expense for the future periods indicated below (in thousands):

Year ending:	
December 31, 2008	$12,224
December 31, 2009	$10,902
December 31, 2010	$ 9,177
December 31, 2011	$ 6,219
December 31, 2012	$ 5,032

8. Debt

	December 31,	
	2007	2006
Borrowings consisted of the following (in thousands):		
Revolving credit facility	$165,000	$ —
Less: Current portion of debt	126,000	—
Debt—net of current portion	$ 39,000	$ —

On April 30, 2007, we terminated our credit facility with a syndicate of lenders led by Citizens Bank of Pennsylvania, as administrative agent (see below), and executed a new revolving credit agreement with a syndicate of lenders led by Bank of America, N.A, as administrative agent (the "New Credit Agreement"). The New Credit Agreement allows for greater available capital to help fund future acquisitions and growth. We expensed the remaining unamortized deferred debt expense of $0.2 million on April 30, 2007. The New Credit Agreement provides for a $300.0 million revolving credit facility, with a $25.0 million letter of credit sublimit and a $30.0 million swing line loan sublimit. The New Credit Agreement also contains an accordion feature that permits the Company to arrange with the lenders for them to provide up to $100.0 million in additional commitments. We incurred $1.4 million in financing cost related to the New Credit Agreement, which has been deferred and will be amortized over the term of the agreement. The maturity date for the New Credit Agreement is April 30, 2012.

Borrowings under the New Credit Agreement are collateralized by our assets and bear interest at one of the following rates as selected by the Company: a LIBOR-based rate plus market-rate spreads that are determined based on a company leverage ratio calculation (0.875% to 1.5%), or the lender's base rate, which is the lower of the Federal Funds Rate plus 0.5% or Bank of America's prime lending rate. At December 31, 2007, the borrowing rate on our outstanding debt was 3.56%. The aggregate annual weighted average interest rates were 3.53% and 4.14% for 2007 and 2006, respectively.

The terms of the New Credit Agreement permit prepayment and termination of the loan commitments at any time, subject to certain conditions. The New Credit Agreement requires the Company to comply with specified financial covenants, including the maintenance of a certain leverage ratio and fixed charge coverage ratio. The New Credit Agreement also contains various covenants, including affirmative covenants with respect to certain reporting requirements and maintaining certain business activities, and negative covenants that, among other things, may limit our ability to incur liens, incur additional indebtedness, make investments, make acquisitions, pay cash dividends, and undertake certain additional actions. As of, and during, December 31, 2007 and 2006, we were in compliance with our financial covenants under the New Credit agreement as well as the prior credit facility with Citizens Bank.

The total interest paid was $5.0 million, $2.3 million, and $3.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We had $165 million outstanding on our credit facility at December 31, 2007 and no outstanding borrowings at December 31, 2006. The weighted average borrowings under the revolving portion of the facility during the years ended December 31, 2007 and 2006 were $84.7 million and $28.4 million, respectively. The maximum additional available borrowing under the credit facility at December 31, 2007 was $134.3 million. As of December 31, 2007 and 2006, we were contingently liable under letters of credit totaling $0.7 million and $0.8 million, respectively which reduces our availability to borrow under our credit facility.

Debt outstanding at December 31, 2007, is estimated to be repaid, by the following calendar year ends: $126.0 million in 2008 and $39.0 million in 2009. Borrowings on the credit facility are due on the maturity date of the credit agreement, April 30, 2012.

In 2006, we maintained a Credit and Security Agreement with Citizens Bank of Pennsylvania which we terminated in April 2007. The agreement initially provided for a $125 million credit facility that could be increased to $200 million. The maturity date of the agreement was February 25, 2009. The maximum available borrowing under the revolving credit facility at December 31, 2006 was $124.2 million. Borrowings under the Agreement were collateralized by our eligible contract receivables, inventory, all of our stock in certain of our subsidiaries and certain property and equipment, and bore interest at the agreed-upon London Inter-Bank Offer Rate (LIBOR) plus 1.00% or the lender's prime rate, plus market-rate spreads that were determined based on a company leverage ratio calculation.

9. Commitments and Contingencies

Payments to us on cost-reimbursable contracts with the U.S. government are provisional payments subject to adjustment upon audit by the DCAA. The majority of audits through 2002, 2003, and 2004 have been completed and resulted in no material adjustments. The audits for 2002 through 2007 are not expected to have a material effect on the results of future operations.

In the normal course of business, we are involved in certain governmental and legal proceedings, claims and disputes, and have litigation pending under several suits. We believe that the ultimate resolution of these matters will not have a material effect on our financial position, results of operations, or cash flows.

We lease office space and equipment under long-term operating leases. A number of the leases contain renewal options and escalation clauses. At December 31, 2007, aggregate future minimum rental commitments under these leases are as follows (in thousands):

	Office Space	Equipment	Total
Year ending:			
December 31, 2008	$ 22,305	$6,338	$ 28,643
December 31, 2009	20,515	1,823	22,338
December 31, 2010	18,167	562	18,729
December 31, 2011	15,188	154	15,342
December 31, 2012	12,350	12	12,362
Thereafter	13,860	—	13,860
Total	$102,385	$8,889	$111,274

Office space and equipment rent expense totaled approximately $33.0 million, $28.0 million and $24.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We had $6.3 million and $4.1 million of deferred rent liabilities resulting from recording rent expense on a straight-line basis over the life of the respective lease in accordance with SFAS No. 13, *Accounting for Leases,* and FASB Technical Bulletin No. 85-3, *Accounting for Operating Leases with Scheduled Rent Increases*, for the years ended 2007 and 2006, respectively.

10. Stockholders' Equity and Stock Options

Common Stock—We have 150,000,000 shares of authorized Class A common stock, par value $0.01 per share. We have 50,000,000 shares of authorized Class B common stock, par value $0.01 per share. On December 31, 2007, there were 20,231,339 shares of Class A common stock outstanding, 243,040 shares of Class A common stock recorded as treasury stock, and 14,279,813 shares of Class B common stock outstanding.

Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to ten votes for each share held of record, except with respect to any "going private transaction" (generally, a transaction in which George J. Pedersen (our Chairman of the Board and Chief Executive Officer), his affiliates, his direct and indirect permitted transferees or a group, generally including Mr. Pedersen, such affiliates and permitted transferees, seek to buy all outstanding shares), as to which each share of Class A common stock and Class B common stock are entitled to one vote per share. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. Holders of common stock do not have cumulative voting rights in the election of directors.

Stockholders are entitled to receive, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other class is proportionately split, divided or combined.

The shares of Class A common stock are not convertible into any other series or class of securities. Each share of Class B common stock, however, is freely convertible into one share of Class A common stock at the option of the Class B stockholder. Upon the death or permanent mental incapacity of the Mr. Pedersen, all outstanding shares of Class B common stock automatically convert to Class A common stock.

Preferred Stock—We are authorized to issue an aggregate of 20,000,000 shares of preferred stock, $0.01 par value per share, the terms and conditions of which are determined by our board of directors upon issuance. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any shares of preferred stock that we may designate and issue in the future. At December 31, 2007 and 2006, no shares of preferred stock are outstanding and the Board of Directors currently has no plans to issue a series of preferred stock.

Shares Held in Grantor Trust—At December 31, 2006 there were 609,296 shares of Class B common stock, with a cost value of $0.6 million, reflected in equity in accordance with EITF 97-14, "*Accounting for Deferred Compensation Arrangements where Amounts Earned are Held in a Rabbi Trust and Invested*". These shares were held in a Rabbi Trust to satisfy a defined contribution pension obligation, to be paid in stock for the benefit of Mr. Pedersen.

On January 8, 2007, Mr. Pedersen received a distribution of 609,296 shares of Class B Common Stock, which had been held by the ManTech International Corporation Supplemental Executive Retirement Plan for the benefit of George J. Pedersen (GJP SERP). The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis, and has no expiration date. On January 8, 2007, Mr. Pedersen converted 243,040 shares of Class B Common Stock to 243,040 shares of Class A Common Stock to satisfy tax withholding requirements.

The converted shares were surrendered to the Company to pay taxes applicable to the distribution of all GJP SERP shares on Mr. Pedersen's behalf. The taxes have been paid, and the shares have been accounted for as treasury stock on our consolidated balance sheet, using the cost method, at a value of $9.1 million. In addition, we recognized an $8.6 million tax benefit on the distribution from the trust. The tax benefit was recorded to additional paid-in capital and is reported as a cash inflow from financing activities on our statement of cash flows.

Accounting for Stock-Based Compensation:

Stock Options—In June 2006, the Company's stockholders approved our 2006 Management Incentive Plan (the Plan), which was designed to enable us to attract, retain and motivate key employees. The Plan amended and restated the Company's Management Incentive Plan that was approved by the Company's stockholders prior to the initial public offering in 2002 (the 2002 Plan). In connection with the creation of the Plan, all options outstanding under the 2002 Plan and the ManTech International Corporation 1995 Long-Term Incentive Plan were assumed. Awards granted under the Plan are settled in shares of Class A common stock. At the beginning of each year, the Plan provides that the number of shares available for issuance automatically increases by an amount equal to one and one-half percent of the total number of shares of Class A and Class B common stock outstanding on December 31st of the previous year. On January 2, 2008, 517,667 additional shares were made available for issuance under the Plan. The Plan also authorized the issuance of an additional 1,500,000 shares in addition to the shares authorized under the 2002 Plan. Through December 31, 2007, the aggregate number of shares of our common stock authorized for issuance under the Plan was 6,794,982. Through December 31, 2007, 2,421,969 shares of our Class A common stock have been issued as a result of the exercise of the options granted under the Plan. The Plan expires in June 2016.

The Plan is administered by the compensation committee of our board of directors, along with its delegates. Subject to the express provisions of the Plan, the committee has broad authority to administer and interpret the Plan, including the discretion to determine the exercise price, vesting schedule, contractual life and the number of shares to be issued.

We typically issue options that vest in three equal installments, beginning on the first anniversary of the date of grant. Prior to January 1, 2006, we typically issued options under the 2002 Plan that expired ten years after the date of grant. Under the terms of the Plan, the contractual life of the option grants may not exceed eight years. During the years ended December 31, 2007 and 2006, we issued options that expire five years from the date of grant. The Company expects that it will continue to issue options that expire five years from the date of grant for the foreseeable future.

Stock Compensation Expense—Effective January 1, 2006, we adopted FASB SFAS No. 123 (revised 2004), *Share-Based Payment*, using the modified prospective method. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards are measured at an estimated fair value and included in operating expenses or capitalized as appropriate over the period in which an employee provides service in exchange for the award. For the years ended December 31, 2007, 2006 and 2005, we recorded $6.7 million, $5.8 million, and $18 thousand of stock-based compensation cost, respectively. No compensation expense for employees with stock options, including stock-based compensation expense, was capitalized during the periods. As of December 31, 2007, there was $10.6 million of unrecognized compensation cost related to share-based compensation arrangements that we expect to vest. The weighted-average period over which expense is expected to be recognized is 1.8 years.

Prior to the adoption of SFAS No. 123R, we reported tax benefits from the exercise of stock options as an operating cash flow in the consolidated statement of cash flows. In the period beginning January 1, 2006, excess tax benefits from the exercise of stock options are presented as a cash inflow from financing activities. For the years ended December 31, 2007, 2006 and 2005, total recognized tax benefits from the exercise of stock options were $2.7 million, $4.4 million and $1.9 million, respectively.

In 2005, as permitted under SFAS No. 123, *Accounting for Stock-Based Compensation,* we accounted for our stock-based compensation plan using the intrinsic value method under the recognition and measurement principles of APB Opinion No. 25. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the year ended December 31, 2005.

(in thousands except per share amounts)	Year Ended December 31, 2005
Net income, as reported	$44,193
Add: stock-based compensation, net of tax, included in net income as reported	11
Deduct: stock-based employee compensation expense determined under fair value based method for all awards—net of related tax effects	(3,157)
Pro forma net income	$41,047
Earnings per share:	
Basic Class A and Class B—as reported	$ 1.35
Basic Class A and Class B—pro forma	$ 1.25
Diluted Class A and Class B—as reported	$ 1.33
Diluted Class A and Class B—pro forma	$ 1.23

Fair Value Determination— We have used the Black-Scholes-Merton option pricing model to determine fair value of our awards on date of grant. We will reconsider the use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate, or if grants issued in future periods have characteristics that cannot be reasonably estimated under this model.

The following weighted-average assumptions were used for option grants during the years ended December 31, 2007, 2006 and 2005:

Expected Volatility. The expected volatility of the options granted was estimated based upon historical volatility of the Company's share price through weekly observations of the Company's trading history. Prior to 2006, the expected volatility was estimated based upon historical volatility of the Company's shares through monthly observations of the Company's trading history.

Expected Term. The expected term of options granted to employees during 2007 was determined from historical exercises of the grantee population. Due to a lack of historical exercise data, the expected term of option grants to our board of directors during 2007 and all grants in 2006 was determined under the simplified calculation provided SEC's Staff Accounting Bulletin No. 107 ((vesting term + original contractual term)/2). For all grants valued during 2007 and 2006, the options had graded vesting over 3 years (33.3% of the options in each grant vest annually) and the contractual term was 5 years. Prior to 2006, we estimated the expected term to be 3 years.

Risk-free Interest Rate. The yield on zero-coupon U.S. Treasury strips was used to extrapolate a forward-yield curve. This "term structure" of future interest rates was then input into a numeric model to provide the equivalent risk-free rate to be used in the Black-Scholes-Merton model based on expected term of the underlying grants. Prior to 2006, the rate was determined using an implied yield available on U.S. Treasury note with a term equal to the expected life of the underlying grant.

Dividend Yield. The Black-Scholes-Merton valuation model requires an expected dividend yield as an input. We have not issued dividends in the past nor do we expect to issue dividends in the future. As such, the dividend yield used in our valuations for all years presented was zero.

The following table summarizes weighted-average assumptions used in our calculations of fair value for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	**2006**	**2005**
Dividend yield	0.00%	0.00%	0.00%
Volatility	35.62%	41.99%	44.90%
Risk-free interest rate	4.27%	4.68%	3.87%
Expected life of options (in years)	3.10	3.50	3.00

Stock Option Activity—During the year ended December 31, 2007, we granted stock options to purchase 796,000 shares of class A common stock at a weighted-average exercise price of $36.41 per share, which reflects the fair market value of the shares on the date of grant. The weighted-average fair value of options granted during the years ended December 31, 2007, 2006, and 2005 as determined under the Black-Scholes-Merton valuation model, was $11.55, $11.13, and $8.68, respectively. These options vest in 3 equal installments over 3 years and have a contractual term of 5 years. Option grants that vested during the years ended December 31, 2007, 2006, and 2005 had a combined fair value of $6.0 million, $4.9 million, and $4.8 million, respectively.

Information with respect to stock option activity and stock options outstanding at December 31, 2007, 2006 and 2005, was as follows:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Shares under option, December 31, 2004	2,673,590	$18.56	
Options granted	709,600	$25.29	
Options exercised	(540,277)	$17.59	$ 5,224
Options cancelled and expired	(132,171)	$20.24	
Shares under option, December 31, 2005	2,710,742	$20.38	
Options granted	609,500	$30.61	
Options exercised	(874,301)	$19.20	$12,666
Options cancelled and expired	(190,822)	$24.92	
Shares under option, December 31, 2006	2,255,119	$21.00	
Options granted	796,000	$36.41	
Options exercised	(635,471)	$20.57	$14,772
Options cancelled and expired	(114,406)	$27.33	
Shares under option, December 31, 2007	2,301,242	$28.30	$35,717

The following table summarizes nonvested stock options for the year ended December 31, 2007:

	Number of Shares	Weighted Average Fair Value
Nonvested stock options at December 31, 2006	1,376,057	$ 8.91
Options granted	796,000	$11.55
Vested during period	(762,497)	$ 7.85
Options cancelled	(101,066)	$ 9.89
Nonvested shares under option, December 31, 2007	1,308,494	$11.04

Information concerning stock options exercisable and stock options expected to vest at December 31, 2007:

	Options Exercisable	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Stock options exercisable	992,748	5.9	$21.65	$22,013
Stock options expected to vest	1,170,510	4.5	$33.08	$12,576
Options exercisable and expected to vest	2,163,258			

11. Retirement Plans

We maintain nonqualified supplemental defined benefit pension plans for certain retired employees of an acquired company. The weighted average assumptions used in accounting for our pension plans in 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Discount Rate	5.75%	5.75%	5.50%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A

The discount rate is the estimated rate at which the obligation for pension benefits could effectively be settled. The plans were informally and partially funded beginning in 1999 via a rabbi trust. Per FASB 132, assets held in a rabbi trust are not eligible to be included in the calculation of plan status. At both December 31, 2007 and 2006, 100 percent of the rabbi trust assets were invested in a money market account with a commercial bank. The rate of compensation increase is not applicable as all covered employees had retired prior to 1998.

The following table sets forth the status of the plans (in thousands):

	Year Ended December 31,	
	2007	2006
Change in benefit obligation:		
Benefit obligation at beginning of period	$ 1,885	$ 1,974
Interest cost	105	105
Actuarial loss (gain)	54	(6)
Benefits paid	(185)	(188)
Benefit obligation at end of period	1,859	1,885
Change in plan assets:		
Fair value of plan assets at beginning of period	—	—
Employer contribution	185	188
Investment income	—	—
Benefits paid	(185)	(188)
Fair value of plan assets at end of period	—	—
Funded status at end of period	(1,859)	(1,885)
Unrecognized actuarial loss	206	152
Unrecognized prior-service cost	—	—
Net amount recognized at end of period	$(1,653)	$(1,733)

The components of net periodic pension cost for the Company's defined benefit plans are provided in the following table (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Interest cost on projected benefit obligation	$105	$105	$109
Net amortization of prior-service cost and transition obligation	1	28	23
Net periodic pension cost	$106	$133	$132

The following table sets forth our estimated future benefit payments under our plans (in thousands):

For years ending December 31:	
2008	$ 186
2009	$ 175
2010	$ 172
2011	$ 156
2012	$ 150
Thereafter	$1,020

In the fourth quarter of 2006, we adopted SFAS No. 158. Upon adoption, we increased our deferred income tax asset for pensions by $59 thousand to $832 thousand, increased our liability for pension benefits by $136 thousand to $1.9 million, and recorded $93 thousand, net of taxes, to other comprehensive income.

We maintain four qualified defined contribution plans. Our qualified plans cover substantially all employees, which comply with Section 401 of the Internal Revenue Code. Under these plans, we stipulated a basic matching contribution that matches a portion of the participants' contribution based upon a defined schedule. Contributions are invested by an independent investment company in one or more of several investment alternatives. The choice of investment alternatives is at the election of each participating employee. Additionally, we maintain two discretionary contribution plans. Annual contributions are at the discretion of the Company and are based on a percentage of eligible employees' compensation. Employees do contribute to these discretionary plans. Our contributions to the plans were approximately $16.4 million, $11.1 million and $7.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We maintained non-qualified defined contribution supplemental retirement plans for certain key employees. Under these plans we accrued a stated annual amount which could also include interest at the greater of 10% or our annual rate of return on investments. We incurred expenses associated with these plans and contributed $50 thousand for the years ended December 31, 2006 and 2005. In 2007, these plans were terminated and no contributions were made. See Note 10-Stockholders' Equity and Stock Options, *Shares Held in Grantor Trust,* for more detail regarding the termination of one of these plans.

We also maintain two non-qualified deferred compensation plans for certain key employees. Under these plans, eligible employees may defer up to 75% of qualified annual base compensation and 100% of bonus. Employee contributions to these plans were approximately $4.8 million, $3.3 million and $2.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

On December 18, 1998, the board of directors approved the establishment of a qualified Employee Stock Ownership Plan (ESOP), effective January 1, 1999, for the benefit of substantially all of our U.S. domestic-based employees. The ESOP is non-leveraged and will be funded entirely through Company contributions based on a percentage of eligible employee compensation, as defined in the plan. Participants must be employees of the company or eligible Company subsidiaries and must meet minimum service requirements to be eligible for annual contributions. The ESOP specifies a five-year vesting schedule over which participants become vested in the Class A common stock allocated to their participant account. The amount of our annual contribution to the ESOP is at the discretion of our board of directors.

For the years ended December 31, 2007, 2006 and 2005, we recorded $3.3 million, $2.6 million and $2.9 million, respectively, as compensation expense related to ESOP contributions. Shares contributed to the ESOP in 2007, 2006 and 2005, were 76,011, 86,227, and 57,100, respectively, of Class A common stock. As of December 31, 2007 and 2006, we had contributed more shares to the trust than are required to satisfy our annual contribution. As such, we had a balance in unearned ESOP shares of $0.3 million and $0.2 million at December 31, 2007 and 2006, respectively.

As required under SOP No. 93-6, *Employers' Accounting for Employee Stock Ownership Plans*, compensation expense is recorded for shares committed to be released to employees based on the fair market value of those shares in the period in which they are committed to be released. For the years ended December 31, 2007, 2006, and 2005, new shares were issued to satisfy this obligation.

12. Income Taxes

For periods prior to the closing of our initial public offering on February 12, 2002, we accounted for earnings on a cash basis for federal income tax purposes. Effective as of the closing of the initial public offering, we changed to the accrual method of accounting, resulting in previously deferred income being recognized for tax purposes. As such, taxes will be due with respect to the four taxable years beginning with the taxable year of the offering. Because we previously recognized the deferred income for accounting purposes and accrued for the taxes, the change in tax status and the tax payments will not affect our earnings. The tax effect of this change expired at December 31, 2005.

The domestic and foreign components of income before provision for income taxes and minority interest; and without discontinued operations; but including equity method subsidiary investment earnings and gain on disposal; were as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Domestic	$110,189	$90,225	$85,749
Foreign	(40)	196	1,623
	$110,149	$90,421	$87,372

The provision for income taxes was comprised of the following components (in thousands), and without discontinued operations:

	Year Ended December 31,		
	2007	2006	2005
Current provision (benefit):			
Federal	$27,067	$26,992	$27,734
State	4,593	4,665	5,088
Foreign	(5)	228	527
	31,655	31,885	33,349
Deferred provision (benefit):			
Federal	137	(1,192)	(997)
State	(440)	(231)	(110)
	(303)	(1,423)	(1,107)
Other non-current provision:			
Federal	9,541	3,731	1,603
State	1,905	632	292
	11,446	4,363	1,895
Total provision for income taxes	$42,798	$34,825	$34,137

Net income tax (benefit) on discontinued operations was ($0.08) million, ($2.6) million and ($3.4) million; and the effective tax rates were 41.3%, 35.0% and 27.30%; for the years ended December 31, 2007, 2006, and 2005, respectively.

The non-current provision for income tax for 2005 and 2006 represents amounts arising from the exercise of stock options. For 2007, the non-current provision includes $2.7 million for exercise of stock options and $8.6 million for payment of a stock based SERP, both charged to equity; and $0.1 million related to FIN 48 liabilities.

The provision for income taxes varies from the amount of income tax determined by applying the applicable U.S. statutory tax rate to pre-tax income, as a result of discontinued operations and the following:

	Year Ended December 31,		
	2007	2006	2005
Statutory U.S. Federal tax rate	35.0%	35.0%	35.0%
Increase (decrease) in rate resulting from:			
State taxes—net of Federal benefit	3.6	3.6	3.8
Foreign taxes	—	(0.1)	(0.6)
Adjustment to prior year's Federal, state and foreign taxes	(0.3)	(0.3)	(0.5)
Nondeductible items:			
Meals and entertainment	0.3	0.3	0.1
Goodwill amortization	—	—	0.5
Compensation	0.4	(0.1)	0.6
Other, net	(0.1)	0.1	0.2
Effective tax rate	38.9%	38.5%	39.1%

The Company paid income taxes, net of refunds, of $31.3 million, $30.4 million, and $35.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the tax effect of the significant components of deferred income taxes, without discontinued operation, follows (in thousands):

	December 31,	
	2007	2006
Gross deferred tax liabilities:		
Unbilled receivables	$ 7,191	$ 3,500
Goodwill and other assets	36,887	17,050
Property & Equipment	219	140
Total deferred tax liabilities	44,297	20,690
Gross deferred tax assets:		
Capital and State operating loss carryforwards	(186)	(1,888)
Retirement and other liabilities	(18,690)	(13,481)
Allowance for potential contract losses and other contract reserves	(2,691)	(2,704)
Total deferred tax assets	(21,567)	(18,073)
Valuation Allowance	—	1,963
Net deferred tax liabilities	$ 22,730	$ 4,580

The tax benefits associated with nonqualified stock options, disqualifying dispositions of incentive stock options, and a stock based SERP reduced the current taxes payable by $11.3 million in 2007 and $4.4 million in 2006. Such benefits were recorded as an increase to additional paid-in capital.

At December 31, 2007, we had a capital loss carryforward of $0.05 million that expires in 2008. At December 31, 2007, we had state net operating losses of approximately $0.2 million that expire beginning 2017 through 2027.

In 2005, a $1.3 million valuation allowance against certain state net operating losses incurred by our MSM subsidiary was reflected in discontinued operations. In 2006, this valuation allowance increased to $2.0 million and was transferred into continuing operations after the merger of MSM, Inc. into MSM, LLC on December 18, 2006. In 2007, $(0.3) million of this valuation allowance was removed, as the related deferred tax asset became utilizable; and the balance was removed, as the related tax asset is an unrecognized tax benefit, which is not more likely than not of being recognized.

Adoption of FIN 48

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "*Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109*," which clarifies the accounting for uncertainty in tax positions. FIN 48 seeks to reduce the diversity in accounting practices used in regards to uncertain tax positions by prescribing a recognition threshold and measurement criteria for benefits related to income taxes.

Effective January 1, 2007, we adopted the provisions of FIN 48. Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, *Accounting for Contingencies*. As required by FIN 48, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

At the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of FIN 48, the Company recognized an increase of approximately $0.1 million in the liability for net unrecognized tax benefits and interest and penalties, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

The total liability for gross unrecognized tax benefits as of January 1, 2007, was $1.3 million. That amount included $0.3 million of unrecognized net tax benefits which, if ultimately recognized, would reduce the Company's annual effective tax rate in a future period. Since January 1, 2007, there have been changes in the liability for gross unrecognized tax benefits totaling $1.0 million in gross unrecognized tax benefits. Additionally, the SRS and MBI acquisitions added additional liabilities for gross unrecognized tax benefits of $0.7 million. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2007	$ 1,310
Increases in tax positions related to prior years	1,096
Decreases in tax positions for prior years	(111)
Increases in tax positions for current year	392
Settlements	(366)
Lapse in statute of limitations	(30)
Acquisitions—increase in tax positions for prior years	2,966
Acquisitions—decrease in tax positions for prior years	(2,295)
Gross unrecognized tax benefits at December 31, 2007	$ 2,962

The total liability for gross unrecognized tax benefits as of December 31, 2007, was $3.0 million. That amount includes $1.6 million of unrecognized net tax benefits which, if ultimately recognized, would reduce the Company's annual effective tax rate in a future period and $0.6 million which would, until the adoption of SFAS 141R in fiscal year 2009, affect goodwill.

The Company is subject to income taxes in the U.S., and various state and foreign jurisdictions. Tax statutes and regulations within each jurisdiction are subject to the interpretation and require significant judgment to apply. The Company is currently under examination by one state jurisdiction for years subsequent to 2003. Two state audits relating to pre-2003 years were settled in 2007. Otherwise, the Company is no longer subject to U.S., state, or non-U.S. income tax examinations by tax authorities for the years before 2003. The Company is currently under audit by the IRS for an amended 2003 U.S. return filed to claim a research and experimentation credit. The Company believes it is reasonably possible that $1.7 million of gross unrecognized tax benefits will be settled within the next twelve months; $1.1 million relating to the research and experimentation credit audit and $0.6 million relating to a foreign jurisdiction amnesty proceeding.

The Company recognizes interest accrued, related to net unrecognized tax benefits, in interest expense; and penalties, in general and administrative expenses; for all periods presented. The Company had accrued approximately $0.1 million for the payment of interest and penalties at adoption. $0.1 million of interest, accrued prior to the adoption of FIN 48, was paid for the two settled state audits in 2007. Subsequent changes to accrued interest and penalties have been an increase of $0.1 million. At December 31, 2007, accrued interest and penalties relating to net unrecognized tax benefits is $0.2 million.

13. Business Segment and Geographic Area Information

We operate as one segment, delivering a broad array of information technology and technical services solutions under contracts with the U.S. government, state and local governments, and commercial customers. Our federal government customers typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use our services as a separate customer so long as that customer has independent decision-making and contracting authority within its organization. Revenues from the U.S. government under prime contracts and subcontracts, as compared to total contract revenues, were approximately 97.7%, 97.8% and 98.0% for the years ended December 31, 2007, 2006 and 2005, respectively. There were no sales to any customers within a single country (except for the United States) where the sales accounted for 10% or more of total revenue. We treat sales to U.S. government customers as sales within the United States regardless of where the services are performed. Substantially all assets of continuing operations were held in the United States for the years ended December 31, 2007, 2006 and 2005. Revenues by geographic customer and the related percentages of total revenues for the years ended December 31, 2007, 2006 and 2005, were as follows (in thousands):

	Year Ended December 31,					
	2007		2006		2005	
United States	$1,428,975	98.7%	$1,124,888	98.9%	$973,083	99.3%
International	19,123	1.3	12,290	1.1	7,206	0.7
	$1,448,098	100.0%	$1,137,178	100.0%	$980,289	100.0%

In 2007, our Countermine contract exceeded 10% of revenues. In 2006, our Countermine contract exceeded 10% of revenues for the third and fourth quarters. During 2005, we had one contract, Regional Logistics Support to the Warfighter, in continuing operations exceed 10% of our revenue.

	Year Ended December 31,					
	2007	%	2006	%	2005	%
	(amount in thousands)					
Revenues from external customers:						
Regional Logistics Support to the Warfighter contract	$ 10,601	1%	$ 86,101	8%	$110,001	11%
Countermine	209,188	14%	102,435	9%	—	0%
All other contracts	1,228,309	85%	948,642	83%	870,288	89%
ManTech Consolidated	$1,448,098	100%	$1,137,178	100%	$980,289	100%
Operating Income:						
Regional Logistics Support to the Warfighter contract	$ 218	0%	$ 5,679	6%	$ 7,071	8%
Countermine	5,832	5%	3,422	4%	—	0%
All other contracts	107,654	95%	81,549	90%	77,107	92%
ManTech Consolidated	$ 113,704	100%	$ 90,650	100%	$ 84,178	100%
Receivables:						
Regional Logistics Support to the Warfighter contract	$ —	0%	$ 11,188	5%	$ 31,696	13%
Countermine	22,540	7%	16,962	7%	—	0%
All other contracts	314,927	93%	208,295	88%	207,989	87%
ManTech Consolidated	$ 337,467	100%	$ 236,445	100%	$239,685	100%

Disclosure items required under SFAS No. 131 including interest revenue, interest expense, depreciation and amortization, costs for stock-based compensation programs, certain unallowable costs as determined under Federal Acquisition Regulations, and expenditures for segment assets are not applicable as we review those items on a consolidated basis.

14. Investments

GSE Systems, Inc.—In April 1994, GSE Systems, Inc. (GSE) was created by the merger of one of our majority-owned subsidiaries and two other entities. During the year ended December 31, 2001, we determined that we had obtained significant influence with respect to GSE. At December 31, 2002, we held 914,784 shares of GSE common stock, $3.8 million of GSE convertible preferred stock and a $0.7 million demand note receivable from GSE. This note accrued interest at the prime rate plus 1.00% and interest was payable monthly. On October 21, 2003, we sold all of our equity interests in GSE, and a $0.7 million note receivable from GSE, to GP Strategies Corporation (GP Strategies) in exchange for a note with a principal amount of $5.3 million due in October 2008. The note from GP Strategies bears interest at 5% per annum and is payable quarterly in arrears. Each year during the term of the note, we have the option to convert up to 20% of the original principal amount of the note into common stock of GP Strategies, but only in the event that GP Strategies' common stock is trading at $10 per share or more. At points during 2007, the stock was trading above this threshold and the note was eligible for conversion at 20% of the original principal amount on a cumulative basis since inception. As of December 31, 2007, we have not converted any of the note to common stock. In addition, GP Strategies no longer has an investment in GSE Systems, Inc.

During 2007, George J. Pedersen, our Chairman of the Board and Chief Executive Officer, beneficially owned shares and options of GSE stock representing less than 5% of GSE. In 2007, Mr. Pedersen served on GSE's board of directors and compensation committee.

Vosper-ManTech Limited—On September 7, 1995, MASI U.K. Limited, a majority-owned subsidiary of ours, and Vosper Thornycroft Limited entered into a Joint Venture agreement to form Vosper-ManTech Limited (the Joint Venture). MASI U.K. Limited held a 40% ownership in the Joint Venture and Vosper Thornycroft Limited owned the remaining 60%. In 2000, the Joint Venture began work on a ten-year follow-on contract providing outsourcing of the Government Communications Headquarters (GCHQ) for the United Kingdom's logistics and engineering services. Mr. Pedersen and John A. Moore, our former Executive Vice President, each owned 1% of the outstanding shares of MASI U.K. In December 2005, we purchased the 2% of outstanding shares of MASI U.K. from Mr. Pedersen and Mr. Moore for $43 thousand each, or a total of $86 thousand.

Our interest in the Joint Venture was accounted for using the equity method. Equity earnings for the years ended December 31, 2007 and 2006 were zero and $0.5 million for the year ended December 31, 2005. In December 2005, MASI U.K. Limited sold its 40% ownership in the joint venture to Vosper Thornycroft Limited for approximately $4.3 million including accrued dividends, which resulted in a pre-tax gain of approximately $1.6 million.

15. Discontinued Operations

In February 2005, we reached a final corporate determination to exit the personnel security investigation services business and discontinue operations at our MSM subsidiary. We reached the determination to sell our MSM subsidiary after we concluded that the MSM business no longer furthered our long-term strategic objectives. At December 31, 2005, we recorded a loss accrual of $3.6 million on the valuation of these assets based on offers received from potential buyers in early 2006. The loss accrual reflects the write-off of intangible assets including goodwill, net of taxes. The loss also reflects a valuation allowance of $1.3 million for deferred state income tax assets related to net operating losses carried forward, which are not expected to be realized.

On February 23, 2007, we sold MSM to MSM Security Services Holdings, LLC for $3.0 million in cash. The sale resulted in a pre-tax gain of $0.6 million recorded in the first quarter of 2007. MSM Security Services Holdings LLC is solely owned by George J. Pedersen, ManTech's Chairman and Chief Executive Officer. Mr. Pedersen presented an offer to the ManTech Board of Directors to purchase our MSM subsidiary. Mr. Pedersen's offer exceeded the value of any other definitive offer extended to the Company. The transaction was approved by ManTech's independent directors after receiving unanimous recommendation for approval of the transaction from a special committee of the Board, comprised solely of independent directors. The special committee had retained the services of independent legal counsel and independent financial advisors to advise the committee and assist it in connection with its duties.

The Consolidated Financial Statements and related note disclosures reflect the ManTech MSM Security Services, Inc. (MSM) subsidiary as Long-Lived Assets to Be Disposed Of by Sale for all periods presented in accordance with SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" As such, MSM was classified as held for sale in the consolidated balance sheets and discontinued operations, net of applicable income taxes in the consolidated statements of income.

The following discloses the results of the discontinued operations of MSM for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Revenue	$1,829	$14,367	$ 6,845
Loss before income taxes	$ (749)	$(7,530)	$(12,212)
Net Loss	$ (458)	$(4,895)	$ (9,010)

The following is a summary of the assets and liabilities held for sale related to MSM at December 31, 2006 (in thousands):

	December 31, 2006
Receivables, net	$2,674
Prepaid expenses and other	70
Property and equipment	629
Other assets	—
Total Assets	$3,373
Accounts payable and accrued expenses	$ 724
Accrued salaries and related expenses	369
Billings in excess of revenue earned	670
Other liabilities	52
Total Liabilities	$1,815

16. Gain on Disposal of Operations

On October 31, 2006, we sold assets related to our NetWitness® operation to the NetWitness Acquisition Corporation, an unrelated third party, for $2.0 million in cash and an equity stake in the new company of less then 5%. The sale of NetWitness® included $1.0 million in goodwill and a fully amortized intangible asset with a cost basis of $0.4 million. We recorded a pre-tax gain of approximately $1.0 million on the transaction. We continue to provide NetWitness® product and services to various federal government agencies through subcontracts with the NetWitness Acquisition Corporation.

On February 11, 2005, we sold our ManTech Environmental Technology, Inc (METI) subsidiary to another company, Alion Science and Technology Corporation. METI performs professional services including research and development in the fields of environmental and life sciences for the Environmental Protection Agency, the National Cancer Institute, the U.S. Air Force, and other federal government agencies. The financial terms of the arrangement included an all cash payment of $7.0 million, which resulted in a pre-tax gain of approximately $3.7 million, net of selling costs, in the first quarter of 2005. After the sale, we continue to provide professional services in the environmental area for various federal government agencies.

The following discloses the results of METI for the year ended December 31, 2005 (METI's results for 2005 are through February 11th) (in thousands):

	2005
Revenue	$1,379
Income before provision for income taxes	$ 55
Net Income	$ 34

17. Quarterly Financial Data (Unaudited)

The following tables set forth selected unaudited quarterly financial data. The quarterly financial data reflects, in the opinion of the company, all normal and recurring adjustments necessary to present fairly the results of operations for such periods. Results of any one or more quarters are not necessarily indicative of annual results or continuing trends.

	2007 Quarters Ended			
(in thousands, except per share data)	March 31,	June 30,	September 30,	December 31,
Revenues	$294,285	$348,700	$383,359	$421,754
Cost of services	246,903	292,253	321,133	353,861
General and administrative expenses	26,019	30,968	31,804	31,453
Operating Income	21,363	25,479	30,422	36,440
Interest income (expense), net	327	(910)	(1,734)	(1,525)
Other income (expense), net	12	334	(84)	1
Income before provision for income taxes	21,702	24,903	28,604	34,916
Net income	$ 13,248	$ 15,104	$ 17,475	$ 21,380
Basic net income per share—Class A Common Stock	$ 0.39	$ 0.44	$ 0.51	$ 0.62
Weighted average shares outstanding—Class A	19,306	19,575	19,779	20,064
Basic net income per share—Class B Common Stock	$ 0.39	$ 0.44	$ 0.51	$ 0.62
Weighted average shares outstanding—Class B	14,570	14,428	14,382	14,346
Diluted net income per share—Class A Common Stock	$ 0.39	$ 0.44	$ 0.51	$ 0.61
Weighted average shares outstanding—Class A	19,771	19,965	20,181	20,522
Diluted net income per share—Class B Common Stock	$ 0.39	$ 0.44	$ 0.51	$ 0.61
Weighted average shares outstanding—Class B	14,570	14,428	14,382	14,346

	2006 Quarters Ended			
(in thousands, except per share data)	March 31,	June 30,	September 30,	December 31,
Revenues	$275,306	$287,465	$283,695	$290,712
Cost of services	227,807	238,879	235,539	241,925
General and administrative expenses	24,766	26,150	25,142	26,320
Operating Income	22,733	22,436	23,014	22,467
Gain on disposal of operations	—	—	—	955
Interest (expense) income, net	(792)	(601)	(291)	118
Other (expense) income, net	(79)	66	21	374
Income before provision for income taxes	21,862	21,901	22,744	23,914
Net income	$ 12,135	$ 11,957	$ 12,690	$ 13,919
Basic net income per share—Class A Common Stock	$ 0.37	$ 0.36	$ 0.38	$ 0.41
Weighted average shares outstanding—Class A	18,053	18,380	18,534	18,821
Basic net income per share—Class B Common Stock	$ 0.37	$ 0.36	$ 0.38	$ 0.41
Weighted average shares outstanding—Class B	15,065	15,065	15,064	15,053
Diluted net income per share—Class A Common Stock	$ 0.36	$ 0.35	$ 0.37	$ 0.41
Weighted average shares outstanding—Class A	18,463	18,847	18,906	19,288
Diluted net income per share—Class B Common Stock	$ 0.36	$ 0.35	$ 0.37	$ 0.41
Weighted average shares outstanding—Class B	15,065	15,065	15,064	15,053

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

The Company has had no disagreements with its auditors on accounting principles, practices or financial statement disclosure during and through the date of the financial statements included in this Report.

Item 9A. ***Controls and Procedures***

We performed an assessment as of December 31, 2007 of the effectiveness of the design and operation of our disclosure controls and procedures and our internal control over financial reporting. This assessment was done under the supervision and with the participation of management, including our principal executive officer and principal financial officer. Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of our principal executive officer (our Chairman of the Board and Chief Executive Officer) and our principal financial officer (our Chief Financial Officer). The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of the Annual Report on Form 10-K that you are currently reading is the information concerning the assessment referred to in the Section 302 certifications and required by the rules and regulations of the SEC. You should read this information in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures and Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is accurately recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of our principal executive officer and our principal financial officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management or our Board; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Limitations on the Effectiveness of Controls. Management, including our principal executive officer and our principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no assessment of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Assessments. The assessment by our principal executive officer and our principal financial officer of our disclosure controls and procedures and the assessment by our management of our internal control over financial reporting included a review of procedures and documents and discussions with other employees in our organization in order to evaluate the adequacy of our internal control system design. In the course of the evaluation, we sought to identify exposure to unprevented or undetected data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. The assessment also included testing of properly designed controls to verify their effective performance. Our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* to assess the effectiveness of our internal control over financial reporting.

We assess our disclosure controls and procedures and our internal control over financial reporting on an ongoing basis so that the conclusions concerning controls effectiveness can be reported in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. We consider the results of these assessment activities as we monitor our disclosure controls and procedures and our internal control over financial reporting. Our intent is to ensure that disclosure controls and procedures and internal control over financial reporting will be maintained and updated as conditions warrant. Among other matters, we sought in our assessment to determine whether there were any "material weaknesses" in our internal control over financial reporting, or whether we had identified any acts of fraud involving senior management, management or other personnel who have a significant role in our internal control over financial reporting. This information was important both for the assessment generally and because the Section 302 certifications require that our principal executive officer and our principal financial officer disclose that information, along with any "significant deficiencies," to the Audit Committee of our Board of Directors, and to our independent auditors and to report on related matters in this section of the Annual Report on Form 10-K.

Management's assessment of our internal controls over financial reporting included all significant subsidiaries of ManTech with the exception of the SRS Technologies (SRS) and McDonald Bradley, Inc. entities acquired during the year. The timing and integration schedule for these entities did not reasonably allow full internal control testing in this initial acquisition year but will be included in future assessments. See Item 8, Note 3 for a discussion of these acquisitions and Item 6, note (a) for the disclosure of the relative significance of these acquired entities to ManTech for the year 2007.

Assessment of Effectiveness of Disclosure Controls and Procedures. Based upon the assessments, our principal executive officer and our principal financial officer have concluded that as of December 31, 2007 our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate control over financial reporting. Management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* to assess the effectiveness of our internal control over financial reporting. Based upon the assessments, our management has concluded that as of December 31, 2007 our internal control over financial reporting was effective. Our independent registered public accounting firm issued an attestation report concerning our internal control over financial reporting, which appears on page 85 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting. During the three months ended December 31, 2007, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control for financial reporting.

Item 9B. ***Other Information***

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
ManTech International Corporation
Fairfax, Virginia

We have audited the internal control over financial reporting of ManTech International Corporation and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at SRS Technologies, which was acquired on May 7, 2007 and whose financial statements constitute 37% and 26% of net and total assets, respectively, 10% of revenues, and 9% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Management also excluded from its assessment the internal control over financial reporting at McDonald Bradley, Inc., which was acquired on December 18, 2007 and whose financial statements constitute 1% of net and total assets, respectively, and less than 1% of revenues and net income of the consolidated financial statement amounts as of an for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at SRS Technologies and McDonald Bradley, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2007 of the Company and our report dated March 17, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109* and FASB Statement No. 123(R), *Share-Based Payment.*

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
March 17, 2008

PART III

Item 10. *Directors and Executive Officers of the Registrant and Corporate Governance*

The information concerning our directors and executive officers required by Item 401 of Regulation S-K is included under the captions "Election of Directors" and "Executive Officers," respectively, in our definitive Proxy Statement to be filed with the SEC in connection with our 2008 Annual Meeting of Stockholders (the "2008 Proxy Statement"), and that information is incorporated by reference in this Annual Report on Form 10-K.

The information required by Item 405 of Regulation S-K concerning compliance with Section 16(a) of the Exchange Act is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2008 Proxy Statement, and that information is incorporated by reference in this Annual Report on Form 10-K.

We have adopted a *Standards of Ethics and Business Conduct*, which sets forth the policies comprising our code of conduct. These policies satisfy the SEC's requirements (including Item 406 of Regulation S-K) for a "code of ethics" applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions, as well as Nasdaq's requirements for a code of conduct applicable to all directors, officers and employees. Among other principles, our *Standards of Ethics and Business Conduct* includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with (and reporting violations of) these standards. A copy of our *Standards of Ethics and Business Conduct* is available on the investor relations section of our website: www.mantech.com. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as permitted by applicable SEC rules.

The information required by Item 407(c)(3) of Regulation S-K concerning the procedures by which our stockholders may recommend nominees to our Board of Directors is included under the caption "Director Nominations" in our 2008 Proxy Statement, and that information is incorporated by reference in this Annual Report on Form 10-K.

The information required by Item 407(d)(4) of Regulation S-K concerning the Audit Committee is included under the caption "Report of the Audit Committee" in our 2008 Proxy Statement, and that information is incorporated by reference in this Annual Report on Form 10-K.

The information required by Item 407(d)(5) of Regulation S-K concerning the designation of an audit committee financial expert is included under the caption "Report of the Audit Committee" in our 2008 Proxy Statement, and that information is incorporated by reference in this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

The information required by this Item 11 is included under the captions "Compensation Committee Report" and "Compensation Discussion and Analysis" and the related text and tables in our 2008 Proxy Statement, and that information (except for the information required by Item 402(k) and Item 402(l) of Regulation S-K) is incorporated by reference in this Annual Report on Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 is included under the captions "Ownership by Our Directors and Executive Officers" and "Ownership by Holders of More Than 5% of Our Class A Common Stock" in our 2008 Proxy Statement, and that information is incorporated by reference in this Annual Report on Form 10-K.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2007 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)	2,301,242	$28.30	2,071,771
Equity compensation plans not approved by security holders	—	—	—
Total	2,301,242	$28.30	2,071,771

1) The plan contains a formula that automatically increases the number of securities available for issuance. The plan provision provides that the number of shares available for issuance under the plan automatically increases on the first trading day of January each calendar year during the term of the plan (beginning with calendar year 2003), by an amount equal to one and one-half percent (1.5%) of the total number of shares outstanding (including all outstanding classes of common stock) on the last trading day in December of the immediately preceding calendar year, but provides that in no event shall any such annual increase exceed one million five hundred thousand (1,500,000) shares. On January 2, 2008, 517,667 shares were added to the plan under this provision.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item 13 is included under the caption "Certain Relationships and Related Transactions" and "Independence of Directors and Audit Committee Financial Experts" in our 2008 Proxy Statement, and that information is incorporated by reference in this Annual Report on Form 10-K.

Item 14. *Principal Accounting Fees and Services*

The information required by this Item 14 is included under the captions "Ratification of Appointment of Independent Auditors—Fees Paid to Deloitte & Touche LLP" and "—Policy Regarding Audit Committee Pre-Approval of Audit and Permitted Non-audit Services" in our 2008 Proxy Statement, and that information is incorporated by reference in this Annual Report on Form 10-K.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) All financial statements:

SCHEDULE NO.	DESCRIPTION
Schedule II	Valuation and Qualifying Accounts for the years ended December 31, 2007, 2006 and 2005

(3) Exhibits required by Item 601 of Regulation S-K (each management contract or compensatory plan or arrangement required to filed as an exhibit to this annual report pursuant to Item 15(b) of this annual report is identified in the Exhibit list below):

Exhibit Number	Document Description
2.1	LLC Membership Interest Purchase Agreement, by and among the registrant, ManTech Systems Engineering Corporation and MSM Security Services Holdings, LLC, dated as of February 14, 2007 (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on February 15, 2007).
2.2	Agreement and Plan of Merger, by and among ManTech International Corporation, SRS Technologies, Inc. ("SRS"), certain shareholders of SRS, Quicksilver Acquisition Corp., and certain persons acting as a representative for the shareholders of SRS, dated April 6, 2007 (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on May 8, 2007).
2.3	Agreement and Plan of Merger, by and among ManTech International Corporation, McDonald Bradley, Inc., Spyglass Acquisition Corp., and a representative for the shareholders of McDonald Bradley, dated November 15, 2007 (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on December 19, 2007).
3.1	Second Amended and Restated Certificate of Incorporation of the registrant as filed with the Secretary of State of the State of Delaware on January 30, 2002 (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the Commission on November 23, 2002, as amended).

Exhibit Number	Document Description
3.2	Second Amended and Restated Bylaws of the registrant (incorporated herein by reference from registrant's Annual Report on Form 10-K for the year ended December 31, 2003).
4.1	Form of Common Stock Certificate (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the Commission on November 23, 2002, as amended).
4.2	Credit Agreement with Bank of America, N.A. (as Administrative Agent and L/C Issuer), Citizens Bank of Pennsylvania (as Syndication Agent), PNC Bank, National Association and Branch Banking and Trust Company (each as a Documentation Agent) and the other lender parties thereto, dated April 30, 2007 (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on May 1, 2007).
10.1*	Retention Agreement, effective as of January 1, 2002, between George J. Pedersen and the registrant (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the Commission on November 23, 2001, as amended).
10.2*	Management Incentive Plan of ManTech International Corporation, 2006 Restatement (incorporated herein by reference from registrant's Registration Statement on Form S-8 (File No. 333-137129), as filed with the Commission on September 6, 2006).
10.3*	Form of Term Sheet for ManTech International Corporation Management Incentive Plan Non-Qualified Stock Option (incorporated herein by reference from registrant's Current Report on Form 8-K, as filed with the SEC on March 13, 2006).
10.4*	Standard Terms and Conditions for Options Granted under Management Incentive Plan (incorporated herein by reference from registrant's Current Report on Form 8-K, as filed with the SEC on March 13, 2006).
10.5*	ManTech International Corporation Supplemental Executive Retirement Plan (f/b/o George J. Pedersen), amended and restated effective January 1, 2005 (incorporated herein by reference from registrant's Current Report on Form 8-K, as filed with the SEC on March 13, 2006).
10.6*	Form of Confidentiality, Non-Competition and Non-Solicitation Agreement, effective as of February 7, 2002, between specified executive officers and the registrant (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the Commission on November 23, 2001, as amended).
10.7*	ManTech International Corporation 2007 Incentive Compensation Plan, adopted on March 6, 2007 to help attract, retain and motivate participants including our CEO, President, CFO and the presidents of our principal business units, as well as certain other key members of senior management identified by our CEO and our President (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on March 12, 2007).
10.8*	Form of Term Sheet for 2007 Incentive Compensation Plan – Corporate Executive (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on March 12, 2007).
10.9*	Form of Term Sheet for 2007 Incentive Compensation Plan – Subsidiary and Division President (incorporated herein by reference from registrant's Current Report on Form 8-K filed with the SEC on March 12, 2007).
21.1‡	Subsidiaries of the Company.
23.1‡	Independent Registered Public Accounting Firm Consent.
24.1	Power of Attorney (included on signature page).

Exhibit Number	Document Description
31.1‡	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2‡	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32 ‡	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

‡ Filed herewith.

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this report pursuant to Item 14(c).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANTECH INTERNATIONAL CORPORATION

By:	/s/ GEORGE J. PEDERSEN
Name:	George J. Pedersen
Title:	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
Date:	March 17, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints each of George J. Pedersen and Kevin M. Phillips as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments to this Report and to file same, with exhibits thereto and other documents in connection therewith, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Name and Signature	Title	Date
/s/ GEORGE J. PEDERSEN George J. Pedersen	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 17, 2008
/s/ KEVIN M. PHILLIPS Kevin M. Phillips	Executive VP and Chief Financial Officer (Principal Financial Officer)	March 17, 2008
/s/ JOHN J. FITZGERALD John J. Fitzgerald	Senior VP Finance and Controller (Principal Accounting Officer)	March 17, 2008
/s/ RICHARD L. ARMITAGE Richard L. Armitage	Director	March 17, 2008
/s/ MARY K. BUSH Mary K. Bush	Director	March 17, 2008
/s/ BARRY G. CAMPBELL Barry G. Campbell	Director	March 17, 2008
/s/ ROBERT A. COLEMAN Robert A. Coleman	Director and President and Chief Operating Officer	March 17, 2008
/s/ WALTER R. FATZINGER, JR. Walter R. Fatzinger, Jr.	Director	March 17, 2008

Name and Signature	Title	Date
/s/ DAVID E. JEREMIAH David E. Jeremiah	Director	March 17, 2008
/s/ RICHARD J. KERR Richard J. Kerr	Director	March 17, 2008
/s/ KENNETH A. MINIHAN Kenneth A. Minihan	Director	March 17, 2008
/s/ STEPHEN W. PORTER Stephen W. Porter	Director	March 17, 2008

SCHEDULE II

Valuation and Qualifying Accounts

Activity in the Company's allowance accounts for the years ended December 31, 2007, 2006 and 2005 was as follows (in thousands):

	Doubtful Accounts				
	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other*	Balance at End of Period
2005	$3,511	897	(9)	730	$5,129
2006	$5,129	48	(869)	1,210	$5,518
2007	$5,518	(372)	(936)	1,943	$6,153

* Other represents doubtful account reserves recorded as part of Net Revenues for estimated customer disallowances. In 2005, other contained the adjustment for the divestiture of our METI subsidiary. In 2006, we added $25 thousand from the addition of GRS Solutions, Inc. In 2007, we added $433 thousand from the addition of SRS Technologies and $272 thousand from the addition of McDonald Bradley.

	Deferred Tax Asset Valuation				
	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other	Balance at End of Period
2005	$ —	—	—	1,352	$1,352
2006	$1,352	—	—	611	$1,963
2007	$1,963	(264)	—	(1,699)	$ —

	Other Valuation Accounts **				
	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other	Balance at End of Period
2005	$ 250	300	—	—	$ 550
2006	$ 550	—	—	—	$ 550
2007	$ 550	(19)	(531)	—	$ —

** Other valuation accounts are for inventory.

ManTech
International Corporation

12015 Lee Jackson Highway
Fairfax, VA 22033-3300

April 25, 2008

Dear Stockholder:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of ManTech International Corporation, which will be held at The Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, VA 22033, on Friday, June 6, 2008, at 11 am (EDT).

We have provided details of the business to be conducted at the meeting in the accompanying Notice of Annual Meeting of Stockholders, proxy statement and form of proxy. We encourage you to read these materials so that you may be informed about the business to come before the meeting.

Your participation is important, regardless of the number of shares you own. In order for us to have an efficient meeting, please sign, date and return the enclosed proxy card promptly in the accompanying reply envelope. You can find additional information concerning our voting procedures in the accompanying materials.

We look forward to seeing you at the meeting.

Sincerely,

George J. Pedersen
Chairman of the Board and Chief Executive Officer

ManTech
International Corporation

12015 Lee Jackson Highway
Fairfax, VA 22033-3300

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD June 6, 2008

The 2008 Annual Meeting of Stockholders (Annual Meeting) of ManTech International Corporation, a Delaware corporation (the Company), will be held at The Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, VA 22033, on Friday June 6, 2008, at 11 am (EDT), for the following purposes, as more fully described in the proxy statement accompanying this notice:

1. To elect ten (10) persons as directors of the Company, each to serve for a term of one year, or until their respective successors shall have been duly elected and qualified;
2. To ratify the appointment of Deloitte & Touche LLP to serve as the Company's independent auditors for the fiscal year ending December 31, 2008; and
3. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Stockholders of record at the close of business on April 10, 2008 (Record Date) are entitled to vote at the Annual Meeting. A complete list of stockholders eligible to vote at the Annual Meeting will be available for examination by our stockholders during the ten days prior to the Annual Meeting, between the hours of 9 am and 5 pm (EDT), at the offices of the Company at 12015 Lee Jackson Highway, Fairfax, VA 22033-3300.

You are cordially invited to attend the Annual Meeting in person. Whether or not you expect to attend the Annual Meeting, your vote is important. To assure your representation at the Annual Meeting, please sign and date the enclosed proxy card and return it promptly in the accompanying reply envelope, which requires no additional postage. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to assure that all your shares are voted.

The proxy statement and form of proxy are being mailed on or about April 25, 2008.

By Order of the Board of Directors

George J. Pedersen
Chairman of the Board and Chief Executive Officer

Fairfax, Virginia
April 25, 2008

IT IS IMPORTANT THAT YOU COMPLETE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY

ManTech
International Corporation

12015 Lee Jackson Highway
Fairfax, VA 22033-3300

PROXY STATEMENT FOR 2008 ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors of ManTech International Corporation (Board) is soliciting proxies to be voted at the 2008 Annual Meeting of Stockholders (Annual Meeting) to be held on Friday, June 6, 2008, at 11 am (EDT), at The Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, VA 22033, and at any adjournments or postponements thereof.

The mailing address of our principal executive offices is 12015 Lee Jackson Highway, Fairfax, VA 22033-3300. This proxy statement, the accompanying Notice of Annual Meeting of Stockholders and the enclosed proxy card are first being mailed to our stockholders on or about April 25, 2008 (Mailing Date).

GENERAL INFORMATION

The Board is soliciting proxies to be voted at the Annual Meeting. When we ask you for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

At the Annual Meeting, we will ask you to consider and vote on the following matters:

1. To elect ten (10) persons as directors of the Company, each to serve for a term of one year; and
2. To ratify the appointment of Deloitte & Touche LLP to serve as our independent auditors for the fiscal year ending December 31, 2008.

We do not expect any other items of business because the deadline for stockholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy, George J. Pedersen and Robert A. Coleman, with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their discretion and best judgment.

Record Date and Stockholders Entitled to Vote

Record Date — Stockholders as of the close of business on April 10, 2008 (Record Date) may vote at the Annual Meeting.

Our Stock — We have two classes of outstanding stock: our Class A common stock and our Class B common stock. As of April 10, 2008, a total of 34,698,692 shares were outstanding: 20,554,347 shares of Class A common stock and 14,144,345 shares of Class B common stock. Holders of Class A common stock are entitled to one vote for each share of Class A common stock they hold on the Record Date. Holders of Class B common stock are entitled to ten votes for each share of Class B common stock they hold on the Record Date.

ELECTION OF DIRECTORS
PROPOSAL 1

General Information

During 2007, the Board held eleven meetings. Our Board is currently comprised of ten members, each of whom serves for a one year term that expires at the Annual Meeting.

The Board has nominated each of the current directors to serve as a director until the 2009 Annual Meeting of Stockholders. Each nominee named below is a current member of the Board, has agreed to stand for election and serve if elected, and has consented to be named in this proxy statement.

Substitute Nominees

If any nominee should become unavailable for election or is unable to be a candidate when the election takes place (or otherwise declines to serve), the persons named as proxies may use the discretionary authority provided to them in the proxy to vote for a substitute nominee designated by the Board. At this time, we do not anticipate that any nominee will be unable to be a candidate for election or will otherwise decline to serve.

Vacancies

Under our Amended and Restated Bylaws, the Board has the authority to fill any vacancies that arise, including vacancies created by an increase in the number of directors, or vacancies created by the resignation of a director. Any nominee so elected and appointed by the Board would hold office for the remainder of the term of office of all directors, which term expires annually at our annual meeting of stockholders.

Information Regarding the Nominees for Election as Directors

The name and age (as of the Mailing Date) of each nominee for election as director, as well as certain additional information concerning each nominee's principal occupation, other affiliations and business experience during the last five years, are set forth below.

Nominees for Election as Director

Name	Age	Director Since
George J. Pedersen	**72**	**1968**

Mr. Pedersen is a co-founder, Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Pedersen has served as a director of ManTech since 1968, was appointed Chairman of the Board of Directors in 1979, and was named Chief Executive Officer in 1995. Mr. Pedersen was also President of the Company from 1995 until 2004. Mr. Pedersen has served on the board of directors of GSE Systems, Inc., an AMEX-listed company providing simulation and training solutions for the electric power, oil and gas and chemical process industries, since 1994. Mr. Pedersen is chairman of the board of directors for the Institute for Scientific Research, Inc., a not-for-profit corporation that performs research and advanced development of software and related technologies, including research for NASA. Mr. Pedersen is on the board of directors of the National Defense Industrial Association (NDIA), the Institute for Scientific Research, Inc., and the Association For Enterprise Integration (AFEI), three industry associations.

ManTech
International Corporation

12015 Lee Jackson Highway
Fairfax, VA 22033-3300

PROXY STATEMENT FOR 2008 ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors of ManTech International Corporation (Board) is soliciting proxies to be voted at the 2008 Annual Meeting of Stockholders (Annual Meeting) to be held on Friday, June 6, 2008, at 11 am (EDT), at The Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, VA 22033, and at any adjournments or postponements thereof.

The mailing address of our principal executive offices is 12015 Lee Jackson Highway, Fairfax, VA 22033-3300. This proxy statement, the accompanying Notice of Annual Meeting of Stockholders and the enclosed proxy card are first being mailed to our stockholders on or about April 25, 2008 (Mailing Date).

GENERAL INFORMATION

The Board is soliciting proxies to be voted at the Annual Meeting. When we ask you for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

At the Annual Meeting, we will ask you to consider and vote on the following matters:

1. To elect ten (10) persons as directors of the Company, each to serve for a term of one year; and
2. To ratify the appointment of Deloitte & Touche LLP to serve as our independent auditors for the fiscal year ending December 31, 2008.

We do not expect any other items of business because the deadline for stockholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy, George J. Pedersen and Robert A. Coleman, with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their discretion and best judgment.

Record Date and Stockholders Entitled to Vote

Record Date Stockholders as of the close of business on April 10, 2008 (Record Date) may vote at the Annual Meeting.

Our Stock We have two classes of outstanding stock: our Class A common stock and our Class B common stock. As of April 10, 2008, a total of 34,698,692 shares were outstanding: 20,554,347 shares of Class A common stock and 14,144,345 shares of Class B common stock. Holders of Class A common stock are entitled to one vote for each share of Class A common stock they hold on the Record Date. Holders of Class B common stock are entitled to ten votes for each share of Class B common stock they hold on the Record Date.

Voting Requirements and Other Matters

Quorum

The holders of a majority in voting power of the common stock entitled to vote at the Annual Meeting must be present, either in person or by proxy, to constitute a quorum for the Annual Meeting.

Broker Non-Votes

If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions for the election of directors and the ratification of auditors, the broker may vote your shares in its discretion. For any other proposal, the broker may not vote your shares at all. When that happens, it is called a "broker non-vote."

How to Vote Your Shares

You can only vote your shares at the Annual Meeting if you are present either in person or by proxy.

If you vote by mail, you must sign and date each proxy card that you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you return a proxy card that is not signed, then your vote cannot be counted. If you return a proxy card that is signed and dated, but you do not specify voting instructions, we will vote on your behalf for the election of the nominees for director listed below and for the ratification of the appointment of the independent auditors, in accordance with the Board's recommendations.

You may vote your shares in person at the Annual Meeting. However, we encourage you to vote by proxy card even if you plan to attend the meeting.

Voting ESOP Shares

Stockholders who are current or former employees participating in our Employee Stock Ownership Plan (ESOP) and have shares of our stock allocated to their account as of the Record Date have the right to direct the plan trustee on how to vote their shares. If you do not send instructions to the plan trustee in a proper manner, or if the instructions are not timely received, the trustee will not vote the shares allocable to your account.

Votes Required for Approval

There are different vote requirements for the two proposals.

- ***Election of Directors***

  Each of the ten nominees for director who receive a plurality of the votes cast at the Annual Meeting will be elected. Because a plurality vote is required, broker non-votes will not affect the outcome of the vote on this matter – they are treated as neither votes for nor votes against the election of directors.

- ***Ratification of Auditors***

  The ratification of the appointment of Deloitte & Touche LLP (D&T) to serve as our independent auditors for the fiscal year ending December 31, 2008 will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions will have the same effect as a vote against this proposal, because abstentions on this proposal, although treated as present and entitled to vote for purposes of determining the total pool of shares that may be voted, do not contribute to the affirmative votes that are needed to approve the proposal. Broker non-votes, however, are excluded from the pool of shares that may be voted, and because they will be treated as unvoted for purposes of this proposal, will have the effect of neither a vote for nor a vote against the ratification of D&T to serve as our independent auditors.

Tabulation of Votes	Mr. Joseph Cormier, our Vice President – Corporate Development, has been appointed inspector of elections for the Annual Meeting. Mr. Cormier will separately tabulate the affirmative votes, negative votes, abstentions and broker non-votes with respect to each of the proposals.
Voting Results	We will announce preliminary voting results at the Annual Meeting. We will disclose the final results in the next quarterly report on Form 10-Q that we file with the Securities and Exchange Commission (SEC) after the Annual Meeting.
Revoking Your Proxy	If you execute a proxy pursuant to this solicitation, you may revoke it at any time prior to its exercise by (i) delivering written notice to our Corporate Secretary at our principal executive offices before the Annual Meeting; (ii) executing and delivering a proxy bearing a later date to our Corporate Secretary at our principal executive offices; or (iii) voting in person at the Annual Meeting.

Ownership by Insiders

As of April 10, 2008, our directors and executive officers beneficially owned an aggregate of 492,572 shares of Class A common stock and 14,144,345 shares Class B common stock (such number includes shares of common stock that may be issued upon exercise of outstanding options that are currently exercisable or that may be exercised prior to June 9, 2008), which constitutes approximately 42.2% of our outstanding common stock and 87.6% of the voting control of common stock entitled to vote at the Annual Meeting.

Solicitation

The Board is making this solicitation of proxies on our behalf. In addition to the solicitation of proxies by use of the mail, our officers and employees may solicit the return of proxies by personal interview, telephone, email or facsimile. We will not pay additional compensation to our officers and employees for their solicitation efforts, but we will reimburse them for any out-of-pocket expenses they incur in their solicitation efforts.

We will request that brokerage houses and other custodians, nominees and fiduciaries forward our solicitation materials to beneficial owners of our common stock that is registered in their names. We will bear all costs associated with preparing, assembling, printing and mailing this proxy statement and the accompanying materials, the cost of forwarding our solicitation materials to the beneficial owners of our common stock, and all other costs of solicitation.

ELECTION OF DIRECTORS
PROPOSAL 1

General Information

During 2007, the Board held eleven meetings. Our Board is currently comprised of ten members, each of whom serves for a one year term that expires at the Annual Meeting.

The Board has nominated each of the current directors to serve as a director until the 2009 Annual Meeting of Stockholders. Each nominee named below is a current member of the Board, has agreed to stand for election and serve if elected, and has consented to be named in this proxy statement.

Substitute Nominees

If any nominee should become unavailable for election or is unable to be a candidate when the election takes place (or otherwise declines to serve), the persons named as proxies may use the discretionary authority provided to them in the proxy to vote for a substitute nominee designated by the Board. At this time, we do not anticipate that any nominee will be unable to be a candidate for election or will otherwise decline to serve.

Vacancies

Under our Amended and Restated Bylaws, the Board has the authority to fill any vacancies that arise, including vacancies created by an increase in the number of directors, or vacancies created by the resignation of a director. Any nominee so elected and appointed by the Board would hold office for the remainder of the term of office of all directors, which term expires annually at our annual meeting of stockholders.

Information Regarding the Nominees for Election as Directors

The name and age (as of the Mailing Date) of each nominee for election as director, as well as certain additional information concerning each nominee's principal occupation, other affiliations and business experience during the last five years, are set forth below.

Nominees for Election as Director

Name	Age	Director Since
George J. Pedersen	**72**	**1968**

Mr. Pedersen is a co-founder, Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Pedersen has served as a director of ManTech since 1968, was appointed Chairman of the Board of Directors in 1979, and was named Chief Executive Officer in 1995. Mr. Pedersen was also President of the Company from 1995 until 2004. Mr. Pedersen has served on the board of directors of GSE Systems, Inc., an AMEX-listed company providing simulation and training solutions for the electric power, oil and gas and chemical process industries, since 1994. Mr. Pedersen is chairman of the board of directors for the Institute for Scientific Research, Inc., a not-for-profit corporation that performs research and advanced development of software and related technologies, including research for NASA. Mr. Pedersen is on the board of directors of the National Defense Industrial Association (NDIA), the Institute for Scientific Research, Inc., and the Association For Enterprise Integration (AFEI), three industry associations.

Name	Age	Director Since
Richard L. Armitage	**62**	**2005**

Mr. Armitage has served as a Director of ManTech since 2005. From 1995 to 2001, Mr. Armitage served on our Advisory Board. Since 2005, Mr. Armitage has served as President of Armitage International, L.C., which provides multinational clients with critical support in the areas of international business development, strategic planning, and problem-solving. From 2001 through 2005 he served as the Deputy Secretary of State, and prior to that assignment, he was President of Armitage Associates, L.C., a world-wide business and public policy firm. Beginning in the late 1980's, Mr. Armitage held a variety of high-ranking diplomatic positions, including as Presidential Special Negotiator for the Philippines Military Bases Agreement; as Special Mediator for Water in the Middle East; as a Special Emissary to Jordan's King Hussein during the 1991 Gulf War; and as an Ambassador, directing U.S. assistance to the new independent states of the former Soviet Union. Mr. Armitage has received numerous U.S. military decorations and has been awarded the Department of Defense Medal for Distinguished Public Service four times, and has received the Presidential Citizens Medal and the Department of State Distinguished Honor Award. Mr. Armitage currently serves on the board of directors of ConocoPhillips, a NYSE-listed international, integrated energy company.

Mary K. Bush	**60**	**2006**

Ms. Bush has served as a Director of ManTech since 2006. Ms. Bush founded Bush International, a global consulting firm in 1991. From 1989 to 1991, Ms. Bush served as managing director of the Federal Housing Finance Board, the oversight body for the nation's 12 Federal Home Loan Banks. Prior to 1989, Ms. Bush was the Vice President of International Finance at the Federal National Mortgage Associate (Fannie Mae). From 1982 to 1984, Ms. Bush served as U.S. Alternate Executive Director of the International Monetary Fund (IMF), a position appointed by the President of the United States and confirmed by the Senate. In that capacity, she worked with the U.S. Treasury Department to formulate policy on IMF lending and global economic matters. Ms. Bush serves on the board of directors of The Pioneer Family of Mutual Funds, Briggs & Stratton Corporation a NYSE-listed producer of gasoline engines for outdoor power equipment, UAL Corporation (United Airlines), a Nasdaq-listed company, and Discover Financial Services, a NYSE-listed credit card company.

Barry G. Campbell	**66**	**2002**

Mr. Campbell has served as a Director of ManTech since 2002. From 1999 to 2001, Mr. Campbell served as a director, President and Chief Executive Officer of Allied Aerospace Industries, Inc., a Virginia-based aerospace and defense engineering firm. From 1993 to 1997, Mr. Campbell served as President and Chief Executive Officer of Vitro Corporation, the largest subsidiary of Tracor, Inc. In 1997 he served as Chairman and Chief Executive Officer of Tracor's subsidiary, Tracor Systems Technologies, Inc. until the sale of Tracor, Inc. to GEC Marconi, Plc in 1998.

Robert A. Coleman	**48**	**2006**

Mr. Coleman is President and Chief Operating Officer of ManTech. Mr. Coleman was named President and Chief Operating Officer of the Company in September 2004 and was elected as a Director of the Company in March 2006. Prior to that, he was the President of ManTech's Information Systems and Technology business unit. Before joining ManTech, Mr. Coleman was the founder, CEO and President of Integrated Data Systems Corporation, a highly regarded provider of software engineering, computer security and enterprise architecture solutions to the Intelligence Community and the Department of Defense, which ManTech acquired in February 2003.

Name	Age	Director Since
Walter R. Fatzinger, Jr.	**65**	**2002**

Mr. Fatzinger has served as a Director of ManTech since 2002. Mr. Fatzinger joined ASB Capital Management, Inc., an asset management firm, in February 1999 and currently serves as Vice Chairman and director of the firm. Mr. Fatzinger served as Executive Vice President of Chevy Chase Bank, F.S.B., the parent of ASB Capital Management, Inc., from 1999 to 2002. Mr. Fatzinger currently serves on the board of directors of Optelecom Inc., a Nasdaq-listed company and a manufacturer of communications products that transport data, video and audio over the internet and fiber-optic cable. Mr. Fatzinger currently serves as Vice-Chairman and Director of Chevy Chase Trust Co., a subsidiary of Chevy Chase Bank, and is Chairman of the University of Maryland Foundation.

David E. Jeremiah	**74**	**2004**

Admiral Jeremiah has served as a Director of ManTech since 2004. From 1994 to 2005, Admiral Jeremiah served on our Advisory Board. Admiral Jeremiah currently serves as Chairman Emeritus of Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm engaged primarily in the aerospace, defense, telecommunications, and electronics industries. Admiral Jeremiah is on the Board of Trustees for In-Q-Tel and MITRE Corporation. During his military career, Admiral Jeremiah earned a reputation as an authority on strategic planning, financial management and the policy implications of advanced technology. From 1990 to 1994, Adm. Jeremiah served as Vice Chairman of the Joint Chiefs of Staff for Generals Powell and Shalikashvili.

Richard J. Kerr	**72**	**2002**

Mr. Kerr has served as a Director of ManTech since 2002. From 1994 to 2002, Mr. Kerr served as Chairman of our Advisory Board. From 1996 to 2001, Mr. Kerr served as President of the Security Affairs Support Association, an organization composed of government and industry members that is focused on national security policy. Prior to that, Mr. Kerr worked at the Central Intelligence Agency for 32 years, including as Deputy Director for Central Intelligence. Mr. Kerr headed a small team that assessed intelligence produced prior to the Iraq war, at the request of the Secretary of Defense and Director of Central Intelligence. He currently serves on a commission responsible for monitoring compliance with the Belfast Treaty (Good Friday Agreement).

Kenneth A. Minihan	**65**	**2006**

Lt. Gen. Minihan has served as a Director of ManTech since 2006. Since 2002, Lt. Gen. Minihan serves as Managing Director of the Homeland Security Fund for Paladin Capital Group. From 1999-2002, Lt. Gen. Minihan served as President of the Security Affairs Support Association. Lt. Gen. Minihan spent 33+ years of service in the Air Force, serving from 1996 to 1999 as the 14th Director of the National Security Agency/Central Security Service. From 1995 to 1996 he was a Director of the Defense Intelligence Agency. Lt. Gen. Minihan is a Founder of the Intelligence and National Security Alliance in Washington, D.C., and serves on the board of directors of MTC Technologies, Inc., a Nasdaq-listed company providing professional services to the US government, and Verint Systems, Inc, an enterprise software company.

Stephen W. Porter	**69**	**1991**

Mr. Porter has served as a Director of ManTech since 1991. Mr. Porter is Senior Counsel with the law firm of Arnold & Porter, where he has practiced law since June 1993, focusing on real estate, tax and corporate law. Mr. Porter became a certified public accountant in 1961. Mr. Porter currently serves on the Executive Committee of the Greater Washington Board of Trade and is Immediate Past Chairman of the Board of the District of Columbia Chamber of Commerce. From 1992 to 1994, he served as a member of the Advisory Board of the Center for Strategic and International Studies, a non-partisan public policy institute. In 2003, Mr. Porter served as Chairman of the Washington Performing Arts Society. In 2007, President Bush nominated Mr. Porter to be a Trustee of the National Council on the Arts.

The Board recommends that you vote "FOR" the election of each of the director nominees listed above. All proxies executed and returned will be voted "FOR" all of the director nominees unless the proxy specifies otherwise.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board has established and adopted guidelines that it follows in matters of corporate governance (Corporate Governance Guidelines). These Corporate Governance Guidelines assist the Board in the exercise of its responsibilities and provide a framework for the efficient operation of our Company, consistent with the best interests of our stockholders and applicable legal and regulatory requirements. We have posted our Corporate Governance Guidelines on the "Corporate Governance" page in the Investors Relations section of our website at *www.mantech.com* (our Website).

We have also made available on the Corporate Governance page of our Website a number of other important documents related to our governance practices, including:

- Charters of all six of our standing Board Committees;
- Certificate of Incorporation and Bylaws;
- Code of Ethics (*Standards of Ethics and Business Conduct*);
- Related Party Transactions Policy;
- Stock Option Grant Policy; and
- Formal policy regarding the consideration of director candidates recommended by stockholders.

We will also make these materials available in print format to any requesting stockholder.

Director Independence

The Board is comprised of a majority of directors who are independent from management. Each of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee consists entirely of independent directors.

The Board has conducted an evaluation of director independence, based on the independence standards applicable to Nasdaq-listed companies and the applicable rules and regulations of the SEC. In the course of the Board's evaluation of the independence of each non-management director, the Board considered any transactions, relationships and arrangements between each such director (or any member of his or her immediate family) and the Company and its subsidiaries and affiliates. The purpose of this evaluation is to determine whether any relationships or transactions exist that could be inconsistent with a determination by the Board that the director has no relationship that would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

As a result of this evaluation, the Board has affirmatively determined that the following directors nominated for election at the Annual Meeting are independent of the Company and its management under the above referenced standards and regulations: Mary Bush, Barry Campbell, Walter Fatzinger, David Jeremiah, Richard Kerr, Kenneth Minihan, and Stephen Porter.

The Board considered that Mr. Porter is Senior Counsel with the law firm of Arnold & Porter, which has performed legal services for the Company from time to time. Prior to 2007, Mr. Porter was a partner with Arnold & Porter. In 2006, the Company and Mr. Porter agreed that the Company would not engage Arnold & Porter on any new matters so long as Mr. Porter remained on the Board. In 2007, the Company paid the law firm of Arnold & Porter approximately $10,860 for legal services rendered in the course of completing the firm's work on prior engagements. After reviewing these transactions, the Board concluded that Mr. Porter met the qualifications of an independent director.

The Board determined that George Pedersen, our Chairman and Chief Executive Officer, and Robert Coleman, our President and Chief Operating Officer, are not independent because they are employed by the Company.

The Board determined that Richard Armitage is not independent because his brother-in-law is a partner with the Company's independent auditors, Deloitte & Touche LLP.

Audit Committee Member Qualifications and Audit Committee Financial Expert

Our Audit Committee operates under a written charter that is available on the Corporate Governance page on our Website. The Audit Committee charter was most recently reviewed and updated in March 2008.

The Board annually reviews the qualifications of our Audit Committee members in light of the Nasdaq listing standards' definition of independence for audit committee members and applicable SEC rules and regulations. The Board has determined that each member of our Audit Committee is independent, as director independence is specifically defined with respect to Audit Committee members under the Nasdaq listing standards and applicable SEC rules and regulations.

The Board has also determined that the Company has at least one audit committee financial expert serving on the Audit Committee. The Board has identified Mr. Campbell as a member of the Audit Committee who (i) qualifies as an "audit committee financial expert" under applicable SEC rules and regulations governing the composition of the Audit Committee, and (ii) satisfies the financial sophistication requirement of the Nasdaq listing standards. Mr. Campbell is independent from management.

Communication with Directors

We believe that it is important for our stockholders to be able to communicate their concerns to our Board. Stockholders may correspond with any director, committee member, or the Board of Directors generally, by writing to the following address: ManTech International Corporation Board of Directors, 12015 Lee Jackson Highway, Fairfax, VA 22033-3300, Attention: Corporate Secretary. Please specify to whom your correspondence should be directed. Our Corporate Secretary has been instructed to promptly forward all correspondences to the relevant director, committee member, or the full Board of Directors, as indicated in your correspondence.

Presiding Independent Director

Our independent directors have designated Mr. Campbell to serve as the Presiding Independent Director. Mr. Campbell's duties as Presiding Independent Director include:

- Coordinating the activities of the independent directors (or non-management directors, in certain circumstances);
- Calling for meetings or sessions of the independent directors (or non-management directors, in certain circumstances);
- Presiding at executive sessions and coordinating the agenda for such sessions;
- Facilitating communications and functioning as principal liaison on Board-wide issues between the independent directors and the Chairman of the Board; and
- When necessary, recommending the retention of outside advisors and consultants who report directly to the Board.

Director Attendance at Annual Meeting of Stockholders

We invite all of our directors to attend our annual meeting of stockholders, and we strongly encourage all of them to do so. In furtherance of this policy, we have scheduled one of our regularly scheduled Board meetings on the same day as the Annual Meeting. In 2007, all of our directors attended our annual meeting of stockholders except for Mr. Coleman.

Director Nominations

The Nominating and Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for reviewing the qualifications of and selecting director candidates for nomination by the Board. Our Nominating and Corporate Governance Committee operates under a written charter that is available on the Corporate Governance page on our Website.

The Nominating and Corporate Governance Committee generally identifies and attracts candidates through its own efforts, and it believes that this method has been effective. However, if in the future the Board determines that it is in the Company's best interest to use the services of a consultant or a search firm to assist with the identification and selection process, it will do so.

The Nominating and Corporate Governance Committee has a policy regarding the consideration of director candidates recommended by our stockholders (Nominations Policy). The Nominations Policy describes the circumstances pursuant to which the Nominating and Corporate Governance Committee will consider Board candidates recommended by our stockholders. The Nominations Policy also describes the procedures to be followed by such stockholders in submitting their recommendations. We have made the Nominations Policy available on the Corporate Governance page on our Website.

Generally, the Nominating and Corporate Governance Committee will consider candidates recommended by stockholders who beneficially own at least 1% of our outstanding stock at the time of recommendation (a Qualifying Stockholder). Qualifying Stockholders wishing to recommend candidates to the Nominating and Corporate Governance Committee may do so by submitting a completed Stockholder Recommendation of Candidate for Director Form (Recommendation Form), which is available for download via a hyperlink that is embedded in the Nominations Policy posted on our Website.

Qualifying Stockholders wishing to recommend a nominee for election as director at the next annual meeting of stockholders must submit their completed Recommendation Form at least 120 days in advance of the one-year anniversary of the date of this proxy statement. The Nominating and Corporate Governance Committee will only evaluate a candidate if he or she has indicated a willingness to serve as a director and cooperates with the evaluation process.

Compensation Committee

Our Compensation Committee operates under a written charter that is available on the Corporate Governance page on our Website. The Compensation Committee charter was most recently updated in February 2007 and most recently reviewed in November 2007. All of the Compensation Committee members are "independent directors," within the meaning of applicable Nasdaq listing standards.

Our Compensation Committee meets several times each year. Management attends those meetings, and the Compensation Committee also meets in executive session without management present.

Our Compensation Committee is responsible for overseeing the determination, implementation and administration of the compensation programs (including salary, incentive cash payments and bonuses, equity compensation and perquisites) of all our executive officers. Our Compensation Committee is also responsible for overseeing the compensation of our directors and for reviewing and approving all stock-based compensation. The Compensation Committee's duties and responsibilities are discussed in detail in its charter.

To assist with these responsibilities, our Compensation Committee has retained Ernst & Young LLP (E&Y) as the Compensation Committee's independent compensation consultant. The Compensation Committee asks E&Y to perform an annual analysis of ManTech's overall competitiveness (with respect to compensation levels) to prevailing market levels for executive officers and outside directors. This work includes assisting the Compensation Committee in selecting the compensation peer group of companies.

Our Compensation Committee has not delegated any of its authority to set the compensation of our executive officers. As permitted by the provisions of the Compensation Committee charter, the Compensation Committee has delegated some authority to our CEO and our President to grant stock options to non-executive officers and other employees pursuant to our Stock Option Grant Policy, which is posted on the Corporate Governance page of our Website.

For setting director compensation, our Compensation Committee receives a report from E&Y on the director compensation practices of our compensation peer group. The Compensation Committee considers that report in setting levels of director compensation. The Compensation Committee generally reviews director compensation on an annual basis.

During 2007, our Compensation Committee reviewed and discussed the following matters with management and E&Y:

- ManTech's overall executive compensation program, including the implementation of that program for the 2007 fiscal year;
- Compensation for ManTech's Board of Directors, including how that compensation should be paid and how it compares with the compensation paid to directors of our peer companies; and
- The SEC's rules relating to executive and director compensation disclosure, and how those rules apply to fulfilling the Compensation Committee's responsibilities.

Code of Ethics

In November 2007, we revised our *Standards of Ethics and Business Conduct*, which sets forth the policies comprising our code of conduct. Our policies satisfy the SEC's requirements for a "code of ethics" applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions, as well as Nasdaq's requirements for a code of conduct applicable to all directors, officers and employees. Among other principles, our *Standards of Ethics and Business Conduct* includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with (and reporting violations of) such standards. A copy of our *Standards of Ethics and Business Conduct* is available on the Corporate Governance page on our Website. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions. We intend to use our Website as a method of disseminating this disclosure, as permitted by applicable SEC rules.

BOARD OF DIRECTORS
AND COMMITTEES OF THE BOARD OF DIRECTORS

Committees of the Board of Directors

The Board currently has six standing committees: Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Retirement Plan Committee, Special Programs Oversight Committee, and Executive Committee. The Board formed the Special Programs Oversight Committee in October 2007, for the purpose of providing oversight of certain of the Company's business activities involving programs designated as classified by the United States government and other potential new programs, technologies, or government relations activities.

The Board may establish other committees from time to time. A more detailed discussion of each committee's composition, purpose, objectives, authority and responsibilities can be found in its charter, available on the Corporate Governance page on our Website.

Chairperson | Member | Financial Expert

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Retirement Plan Committee	Special Programs Oversight Committee	Executive Committee
Richard L. Armitage				Member	Member	Member
Mary K. Bush				Member		
Robert A. Coleman*						
Barry G. Campbell (Financial Expert)	Chairperson	Member	Member	Member		
Walter R. Fatzinger, Jr.	Member	Chairperson		Chairperson		Member
Adm. David E. Jeremiah, USN (Ret)		Member			Member	
Richard J. Kerr	Member		Member		Member	
Lt. Gen. Kenneth A. Minihan, USAF (Ret)			Member			
George J. Pedersen					Chairperson	Chairperson
Stephen W. Porter, Esq.			Chairperson			

* Mr. Coleman is an employee director and does not serve on any board committees.

Audit Committee

The primary functions of the Audit Committee are to oversee (i) the integrity of our financial statements, (ii) our accounting and financial reporting processes, and (iii) audits of our financial statements. The Audit Committee was established in accordance with applicable provisions of the Securities Exchange Act of 1934, as amended (Exchange Act). All of our Audit Committee members have a working familiarity with basic finance and accounting practices. During 2007, the Audit Committee held eight meetings. The Audit Committee is currently comprised of three directors, all of whom are independent: Messrs. Campbell, Fatzinger, and Kerr. Mr. Campbell serves as Chairman of the Audit Committee.

Compensation Committee

The primary functions of the Compensation Committee are to (i) oversee the determination, implementation and administration of the remuneration (including salary, incentive cash payments and bonuses, equity compensation and perquisites) of all directors and executive officers of the Company, (ii) review and approve all equity compensation to be paid to other Company employees, and (iii) administer the Company's stock-based compensation plans. All members of the Compensation Committee are "independent" directors, within the meaning of applicable Nasdaq listing standards and SEC rules and regulations. All committee members also qualify as "non-employee directors" under Section 16 of the Exchange Act, and as "outside directors" under Section 162(m) of the Internal Revenue Code. During 2007, the Compensation Committee held six meetings. The Compensation Committee is currently comprised of three directors: Messrs. Fatzinger, Campbell and Jeremiah. Mr. Fatzinger serves as chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

The two primary functions of the Nominating and Corporate Governance Committee are (i) to identify individuals qualified to become members of the Board and recommend persons for the Board to select as nominees for election to the Board, and (ii) to oversee the Company's corporate governance policies and procedures, and develop and review periodically the Company's Corporate Governance Guidelines. All members of the Nominating and Corporate Governance Committee are "independent" directors, within the meaning of applicable Nasdaq listing standards and SEC rules and regulations. During 2007, the Nominating and Corporate Governance Committee held six meetings. The Nominating and Corporate Governance Committee is currently comprised of four directors: Messrs. Porter, Campbell, Kerr and Minihan. Mr. Porter serves as chairman of the Nominating and Corporate Governance Committee.

Retirement Plan Committee

The primary function of the Retirement Plan Committee is to oversee the operation and funding of our tax-qualified and non-qualified retirement plans. In 2007, the Retirement Plan Committee held four meetings. The Retirement Plan Committee is currently comprised of four directors: Messrs. Fatzinger, Armitage and Campbell, and Ms. Bush. Mr. Fatzinger serves as chairman of the Retirement Plan Committee.

Special Programs Oversight Committee

The Board formed the Special Programs Oversight Committee in October 2007, for the purpose of providing oversight of certain of the Company's business activities involving programs designated as classified by the United States government and other potential new programs, technologies, or government relations activities. The Special Programs Oversight Committee did not meet in 2007. The Special Programs Oversight Committee is currently comprised of four directors: Messrs. Pedersen, Armitage, Kerr and Jeremiah. Mr. Pedersen serves as chairman of the Special Programs Oversight Committee.

Executive Committee

The Executive Committee was established for the purpose of assisting the Board in fulfilling its oversight responsibilities. The Executive Committee is authorized to exercise the powers of the Board in managing the affairs of the Company during intervals between Board meetings, when Board action is necessary or desirable but convening a special Board meeting is not warranted or practical. Currently, the Executive Committee is comprised of three directors: Messrs. Pedersen, Armitage and Fatzinger. Mr. Pedersen serves as the chairman of the Executive Committee. The Executive Committee did not meet in 2007.

Special Committee

In January 2007, the Board appointed a special committee of independent and disinterested directors of the Board (the Special Committee) to represent the rights and interests of the unaffiliated public holders of the Company's common stock and review, evaluate and negotiate the sale and divestiture of ManTech's MSM subsidiary, a transaction in which Mr. Pedersen had an interest. This transaction is further described in the "Certain Relationships and Related Person Transactions" section of this proxy statement and was disclosed in the Company's periodic reports filed with the SEC. The Special Committee was comprised of three directors: Messrs. Fatzinger, Jeremiah and Porter. Mr. Fatzinger served as the chairman of the Special Committee. The Special Committee met three times in 2007.

Attendance at Board and Committee Meetings

During 2007, each of our incumbent directors attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Board, and (ii) the total number of meetings held by all committees of the Board on which such director served (during the period that such person served as a director or committee member, as applicable).

Compensation of Directors

Cash Compensation

We do not compensate any director who is also an employee of the Company for his or her service on the Board or any committee of the Board. In certain circumstances, members of the Board may receive reimbursement for certain expenses incurred in connection with attending Board or committee meetings.

DIRECTOR COMPENSATION TABLE

The tables and footnotes below reflect the compensation and other fees received by our directors for their services in 2007.

Name	Fees Earned or Paid in Cash [1] ($)	Option Awards [5] ($)	Total ($)
Richard L. Armitage	47,000	63,827	110,827
Mary K. Bush	36,750	33,775	70,525
Barry G. Campbell	102,250	57,181	159,431
Robert A. Coleman [3]	0	0	0
Walter R. Fatzinger, Jr. [2]	100,500	57,181	157,681
David E. Jeremiah [2]	50,000	60,634	110,634
Richard J. Kerr	57,500	57,181	114,681
Kenneth A. Minihan	43,500	49,108	92,608
George J. Pedersen [3]	0	0	0
Stephen W. Porter [2]	64,000	57,181	121,181
Paul G. Stern [4]	12,125	48,093	60,218

1 The following table presents the compensation we currently pay to our non-employee directors for their service on our Board and our various standing committees of the Board:

	Annual Retainer (Director/ Member)	Additional Annual Retainer (Chairperson)	Meeting Fee
Board of Directors	$30,000	N/A	$1,500 for each meeting in excess of 6 per year
Audit Committee	$12,500	$20,000	$1,500 for each meeting in excess of 4 per year
Compensation Committee	$ 7,500	$10,000	$1,500 for each meeting in excess of 4 per year
Nominating and Corporate Governance Committee	$ 7,500	$ 7,500	$1,500 for each meeting in excess of 4 per year
Retirement Plan Committee	$ 5,000	$ 5,000	$1,500 for each meeting in excess of 4 per year
Special Programs Oversight Committee	$ 2,000	N/A	$1,500 for each meeting in excess of 1 per year
Executive Committee	$10,000	N/A	$1,500 for each meeting in excess of 4 per year
Presiding Independent Director	$ 5,000	N/A	N/A

2 In January 2007, a special committee of the Board of Directors was formed for the exclusive purpose of reviewing, evaluating and considering an offer made by the Company's Chairman and CEO, George Pedersen, to acquire the Company's MSM subsidiary. The special committee was comprised of the following independent directors: Messrs. Fatzinger (as chairperson of the committee), Jeremiah and Porter. The committee chair was paid a $3,000 retainer fee and the other committee members were paid a $1,000 retainer fee. Additionally, each committee member received a fee of $2,000 for each committee meeting attended. The special committee held three meetings in January and February 2007. The committee concluded its business in February 2007.

3 Mr. Pedersen serves as chairman of the Board of Directors, chairman of the Executive Committee and chairman of the Special Program Oversight Committee, and is an employee director. Mr. Coleman is an employee director. We do not compensate our employee directors for their Board service.

4 Mr. Stern served on the Board until June 6, 2007.

5 The amounts in this column reflect the compensation expense recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted to each of the directors, in 2007 as well as prior fiscal years, in accordance with SFAS 123R, except that the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions pursuant to SEC rules. See Note 10 to the Financial Statements in ManTech's 2007 Annual Report on Form 10-K for the valuation method for options granted in 2007, 2006 and 2005 (subject to the adjustment for forfeitures as noted above). In 2007, each non-employee director (except Mr. Stern) received a grant of stock options for 7,500 shares of Class A Common Stock, with an exercise price of $35.72 per share (the fair market value of our stock on August 6, 2007, the date of grant). The non-employee directors had options outstanding as of December 31, 2007 as follows: Mr. Armitage (22,500), Ms. Bush (12,500), Mr. Campbell (34,500), Mr. Fatzinger (34,500), Mr. Jeremiah (27,500), Mr. Kerr (34,500), Mr. Minihan (17,500), Mr. Porter (34,500), and Mr. Stern (10,000).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of ManTech's Board of Directors has reviewed and discussed with ManTech's management the Compensation Discussion and Analysis that follows this report. Based on that review and the discussions with management, the Compensation Committee recommended to ManTech's Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into ManTech's Form 10-K.

Compensation Committee Members

Walter R. Fatzinger, Jr., *Chair*
Barry G. Campbell
Adm. David E. Jeremiah, USN Ret.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis contains statements regarding individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program. Such targets and goals are not statements of our expectations or estimates of results or other guidance. Investors should not apply such targets and goals to any other context.

Introduction

ManTech operates in a competitive, dynamic and specialized industry. Our industry presents growth opportunities for companies with the right employees. We believe that in order to compete effectively in this industry, we must attract and retain highly-qualified and able executives who often possess special talents, credentials and experience. Both inside and outside our executive group, our unique business environment also requires us to obtain the services of employees with the highest security clearances issued in the United States, and the competition for the services of these employees is intense.

Our compensation philosophy seeks to support our key business objectives of creating value for, and promoting the interests of, our stockholders. In order to align the interests of our executives with those of our stockholders, we believe that our executive compensation programs must provide our executive officers with competitive compensation opportunities, based upon both their contribution to the development and financial success of ManTech and their personal performance.

Specifically, we believe that our executive compensation programs should:

- Reflect the competitive marketplace, so we are able to attract, retain and motivate talented executives;
- Be tied in substantial part to financial performance, so that our executives are held accountable through their compensation for the performance of ManTech and (if applicable) the business units for which they are responsible;
- Be tied in part to the executive's individual performance, so that our programs encourage and recognize individual contributions to ManTech's performance; and
- Be tied in part to ManTech's long-term objectives, through grants of stock options or other stock-based compensation.

The Compensation Committee is primarily responsible for setting the compensation of our executive officers. Management is primarily responsible for setting the compensation of other employees, including our non-executive officers.

Types of Compensation That We Pay Our Executives

Our compensation program is grounded in three principal types of compensation: base salary, annual cash incentive payments, and stock-based compensation (primarily stock options). While we do pay some compensation through employee benefits and perquisites, these forms of compensation generally represent an insignificant portion of the total compensation we pay our executives.

Base Salary

We pay our executive officers base salaries that reflect the requirements of the marketplace. A reasonable salary is part of a well-rounded compensation program. The salary for individual executives substantially reflects our evaluation of the salary levels in effect for comparable positions within and outside of our industry. We also consider the individual executive's experience, base salary in the prior year, personal performance, internal base salary comparability considerations, and (if applicable) the size of the business unit for which the executive is responsible. The consideration given to each of these factors differs from individual to individual, as deemed appropriate.

Annual Executive Incentive Compensation Program

On the Summary Compensation Table on page 23, the cash payments made pursuant to our annual executive incentive compensation program to our named executive officers (NEOs) are reported as follows:

- The "Non-Equity Incentive Plan Compensation" column is used to report the portion of the annual cash incentive that is calculated and paid based on pre-established, non-discretionary goals, pursuant to the Company's annual incentive compensation plan, which is described below. The Compensation Committee reserves the discretion under the annual incentive compensation plan to reduce the amount that will be paid.
- The "Bonus" column is used to report any amounts of annual cash incentives that are discretionary payments not made pursuant to pre-established goals of the annual incentive compensation plan. These discretionary bonus payments are described in greater detail below.

Cash Payments – Annual Incentive Compensation Plan

Our executive officers earn annual cash incentive payments pursuant to an annual incentive compensation plan that utilizes a uniform, systematic and measurable process for determining the amount of incentive compensation to be paid to our executive officers. The plan contains performance targets for annual cash incentives, which may include factors based on total Company performance, as well as the performance of individual business units, depending on the executive officer.

In the first quarter of each calendar year performance period, specific performance objectives and goals are established for the Company and the various business units. The performance objectives of the business units are formulated to support the goals and objectives for the Company as a whole. The Compensation Committee approves all of the performance objectives used in the annual incentive compensation plan. Our executives' incentive payments are based on achieving these goals and objectives. The Compensation Committee measures each executive's achievement of the goals and objectives by reference to pre-established performance factors, which may include any of the following:

- *Revenue* – Revenue is the principal means by which we measure our overall growth, which is an important factor at this point in the life of ManTech. Because of profit margin limitations that apply to government contracts, increasing our revenue is the principal method by which we can increase our profits. Increases in revenue also reflect our business strategy, which emphasizes an increase in absolute size, which we believe is an important element in remaining competitive in a consolidating industry. Revenue is a Company measure and revenue growth is a business unit measure.

- *Accounts Receivable Days Sales Outstanding (DSO)* – DSO is a measure of the average number of days between the date of a sale and the collection of the revenue. DSO is an important measure that drives our cash flow. DSO targets are reflected in the annual Company goals because of the importance of cash collection to our business. DSO is both a Company measure and a business unit measure.
- *Bookings* – Awards of new contracts and the renewal of existing contracts are an important measure of our ability to increase our revenues. Bookings refers to the total value of all contracts, including renewals and customer purchases in excess of prior contracted commitments, executed during the year. Bookings targets are reflected in the annual Company goals because of their importance for meeting present and future revenue targets. Bookings are adjusted for indefinite delivery, indefinite quantity contracts, which are recognized at a percentage of the potential contract amount. Bookings is both a Company measure and a business unit measure.
- *EBIT Percentage* – Earnings before interest and taxes (EBIT) is the principal method by which we measure our profitability and monitor our ability to achieve returns for our stockholders. EBIT targets are reflected in the annual Company goals because of the importance of achieving earnings targets and remaining competitive in a highly-competitive and consolidating industry. EBIT percentage is only a Company measure.

We make our incentive payments annually, in the form of cash, when earned and after our financial results for the year have been finally determined. We have chosen to make annual incentive compensation payments in the form of cash rather than stock, because this practice is customary in our industry. In general, cash compensation is a recoverable cost under the terms of our government contracts, while stock-based compensation is not recoverable. By paying our annual incentives in cash rather than stock, we also limit shareholder dilution resulting from executive compensation. The annual cash incentive payment as a percentage of an executive's total potential cash compensation generally increases with the level and responsibilities of the executive.

The Compensation Committee reserves the ability, in appropriate circumstances, to reduce the amount of the non-discretionary portion of an executive's annual cash incentive payment that would otherwise be payable upon the executive's achievement of the pre-established goals. In the past, the Compensation Committee has occasionally used this discretion in appropriate circumstances.

Cash Payments – Discretionary Bonus Payments

In the past, the Compensation Committee made discretionary bonus payments in certain circumstances to reward outstanding performance of individual executives or business units where that outstanding performance was not adequately reflected by the non-discretionary portion of the executive's annual incentive program.

Beginning with the 2007 fiscal year, the Compensation Committee determined that potential discretionary payments should be a regular part of the Company's annual executive incentive compensation program, particularly with respect to compensating our executive officers with primary business unit responsibilities. In addition to potential payments under the annual incentive compensation plan, the Compensation Committee considers for each executive officer whether a discretionary bonus is warranted. This bonus is not predicated on the achievement of the objectives and factors used in the annual incentive compensation plan. In making that determination, the Compensation Committee focuses on the executive's individual performance and may consider any objective or subjective factors that it deems appropriate, in its sole discretion, including the recommendations of our CEO and our President.

Stock Options

We provide long-term incentives to our executives through grants of stock options. The grants are designed to align the interests of our executive officers with those of our stockholders and provide each such officer with a significant incentive to manage the Company from the perspective of an owner with an equity stake in ManTech. Each option generally becomes exercisable in annual installments over a three-year period, contingent upon the executive's continued relationship with the Company. Accordingly, the option grant will provide a return to the executive only if he or she remains with the Company during the vesting period, and then only if the market price of the underlying shares appreciates. For each fiscal year, management recommends to the Compensation Committee a pool of shares to be used for the grant of options to employees. The recommendation for the size of the pool is based on the number of shares available under our Management Incentive Plan (including its evergreen provision), the expense that would be incurred from the grants, and the overall performance of the Company for the prior fiscal year. Management also recommends an allocation of the options among the corporate officers, division presidents and other key employees. Within these pools, management then recommends a number of shares for each individual. The Compensation Committee considers these recommendations when it makes a decision on grants of options to individual employees.

Generally, the amount of an annual option grant to an executive officer is largely based on the executive officer's personal performance and the performance of any business unit for which the executive is responsible in the last fiscal year. The principal factors of business unit performance that are considered in this regard are EBIT, revenue growth, EBIT growth and revenue. The amount of the grant may also depend on the officer's current position with ManTech, the base salary associated with that position, the size of comparable awards made to individuals in similar positions within the industry, the individual's potential for increased responsibility, and whether the officer has been recently promoted or hired. On occasion, the Compensation Committee may also consider the number of unvested options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. However, the Compensation Committee does not adhere to any specific guidelines as to the relative stock or option holdings of our executive officers.

We post a copy of our stock option grant policy on the Corporate Governance page on our Website. Under the policy:

- We use only four grant dates each year (Quarterly Grant Dates), except for options issued in connection with an acquisition;
- For options issued in connection with an acquisition, such options are made effective seven days after closing the transaction (Special Grant Date);
- All options have an exercise price equal to the closing price of our stock on Nasdaq on the grant date (or, if our stock does not trade on Nasdaq on the grant date, then the closing price of our stock on the previous trading day);
- Each option vests in three equal annual installments, beginning on the first anniversary of the date of grant; and
- Each option expires five years from the date of grant.

All stock option grants made to our executive officers are approved by the Compensation Committee. Under our stock option grant policy, the Compensation Committee has delegated authority to our CEO and our President to determine stock option grants to our non-executive officers and other employees. The CEO and President may not approve an option grant in excess of 20,000 shares under this delegation of authority. The grants approved by the CEO and President must have the same terms and conditions as described above.

Employee Benefits

Our executive officers participate in the same employee benefit programs as other employees. These programs include tax-qualified retirement plans, health insurance, life insurance, disability insurance, travel accident insurance, and company-paid short term disability. Mr. Pedersen is not eligible to participate in our ESOP and does not participate in our 401(k) plan.

At his election, Mr. Pedersen received a complete distribution of his benefits in 2007 under a supplemental executive retirement plan (SERP), originally established in 1987. We terminated the SERP in 2007 shortly after this distribution. None of our other current executives has participated in a supplemental retirement plan. Our officers are also eligible to make salary deferrals into our Executive Supplemental Savings Plan. We do not make a contribution to the Executive Supplemental Savings Plan for executives.

Perquisites

Our executive perquisites generally involve minimal expenses. Our total incremental cost for perquisites for each named executive officer, other than Mr. Pedersen, was less than $10,000 in 2007.

Under the terms of his Retention Agreement, Mr. Pedersen is entitled to receive contributions to qualified and non-qualified retirement plans, insurance programs and perquisites on the same terms that they have been provided in previous years. These perquisites include items such as the lease of an executive type of vehicle for business and personal use, the portion of certain employees' time spent on non-corporate matters on behalf of Mr. Pedersen (including attending to chauffeur/valet services and limited tax-planning assistance), club memberships and reimbursement of the costs of certain cell phone and home telephone/fax services.

Determining the Amount of Each Type of Compensation

The compensation setting process is a collaborative process involving our CEO, our President and the Compensation Committee. Management receives a copy of certain market survey information that is prepared for the Compensation Committee by the Compensation Committee's compensation consultant, Ernst & Young LLP. The market survey covers a peer group of companies that has been identified by management and approved by the Compensation Committee. For 2007, the peer group for compensation purposes consisted of 13 companies:

- BearingPoint, Inc.
- Computer Sciences Corporation
- Electronic Data Systems Corp
- NCI, Inc.
- SAIC, Inc.
- SRA International
- Unisys Corporation
- CACI
- DynCorp International Inc.
- Maximus Inc.
- Perot Systems Corporation
- SI International, Inc.
- Stanley, Inc.

Because we compete for executive talent in a broader market than just our specific industry, the compensation peer group is larger than the peer group of companies used for our performance graph that appears in our Annual Report. When using peer group information for compensation setting purposes, we do not engage in benchmarking our financial performance against the financial performance of the peer group companies.

After receiving the survey information, management then determines the general executive compensation recommendations that it would propose to make to the Compensation Committee and reviews these tentative proposals with Ernst & Young LLP. After considering any input from the compensation consultant, management makes its compensation proposals to the Compensation Committee for each executive officer other than the CEO. The Compensation Committee takes these proposals into account in making its decisions for these officers. The Compensation Committee determines the compensation of the CEO based on the terms of his Retention Agreement (which is described in Note 3 to the Summary Compensation Table on page 23) and the Compensation Committee's evaluation of the same factors applied to the other executive officers.

The scope and nature of Ernst & Young LLP's engagement by the Compensation Committee is described in this proxy statement under the heading "Corporate Governance – Compensation Committee."

Base salary is set individually for each executive officer and is not targeted at a particular percentile of the compensation peer group for any particular executive. Annual cash incentives are intended to be a significant portion of total cash compensation for executive officers. The long-term incentive awards are stock-based, based on our belief that stock ownership by our executive officers strengthens the mutuality of interests between our executive officers and our stockholders. We generally provide more weight towards cash compensation if performance levels are met than stock-based compensation because stock-based compensation is not a recoverable cost under the terms of our government contracts. For some of our executives, this may result in the cash compensation being above market levels and stock-based compensation being below market levels.

We believe that the compensation of our executive officers should be consistent with and reinforce our key business and financial objectives and corporate values over time. Employee compensation may vary based on the business unit for which some executive officers are responsible.

Key Factors in Determining Compensation

An executive officer's performance may be measured by reference to the performance of the Company as a whole or the performance of a particular business unit. Executives having operational responsibility for a business unit were measured by reference to the performance of both the Company and the business unit level. Additionally, with respect to decisions about the payment of any discretionary bonuses, the Compensation Committee may measure an executive officer's performance by reference to an executive officer's individual contributions to the Company, in addition to the other matters the Compensation Committee deems relevant.

Other Matters in Setting Compensation

We have not had the occasion to and have not established a policy about the adjustment or recovery of awards or payments if the relevant performance measures are restated or adjusted in a way that would reduce the size of the award or payment.

In making long-term incentive awards to executive officers, the Compensation Committee takes into account various individual and Company-specific factors, which may include the level of existing stock ownership by our executives. Because of the level of Mr. Pedersen's stock ownership as Company founder, the Compensation Committee has determined that Mr. Pedersen would not be granted any stock options to purchase shares of our common stock.

Other Matters Related to Compensation

Tax and Accounting Considerations

We have considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended (Section 162(m)) in structuring our executive compensation program. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for the Chief Executive Officer or the other four most highly compensated officers, except for compensation that is performance-based under a plan that is approved by the stockholders and that meets other technical requirements. The stock options granted under our Management Incentive Plan are qualified as performance-based compensation. Annual cash incentives paid under the non-discretionary portion of our annual executive incentive compensation program are structured to be deductible as performance-based compensation under the Management Incentive Plan. The portion of Mr. Pedersen's salary that exceeds the $1 million limit is not deductible and a portion of some bonuses in the past have not been deductible. Our policy is to pay our executives in the manner that we think is in the best interests of ManTech, while taking into account the implications of Section 162(m), as appropriate. This may result in the payment of salary or bonuses that are not tax deductible. To date, the missed tax deductions have been immaterial. It is possible that our newly-adopted policy of having potential discretionary cash payments as a regular part of our annual executive incentive compensation program may result in larger non-deductible payments in the future.

We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R) for the 2006 fiscal year. FAS 123R is an accounting standard that requires the fair value of all stock option awards issued to employees to be recorded as an expense over the period services are provided. For stock options granted in 2006 and later, we reduced the life of the options from ten years (used for prior grants) to five years, partially to reduce the expense associated with the grant of stock options. We consider the accounting effects of FAS 123R in establishing the pool for stock option grants each year.

Change in Control Benefits

The Company does not have any benefits that are payable only in the event of a change in control.

2007 Compensation Decisions

NEO Salaries

For the 2007 fiscal year, the compensation of our executive officers was set and administered consistent with the philosophy and polices described above.

For setting the salaries of the NEOs for 2007, the primary factors considered were the NEO's salary for the prior year and personal performance. The salaries for the NEOs are shown on the Summary Compensation Table on page 23.

NEO Incentive Compensation – Per Annual Incentive Compensation Plan

A portion of each NEO's incentive compensation was determined pursuant to our 2007 incentive compensation plan. The plan provides for pre-established, non-discretionary formulas to measure our executives' achievement of defined goals and objectives. Specifically, performance was measured by reference to targeted levels of the following performance factors at the Company-wide level: revenue, EBIT%, DSO and Bookings; and the following performance factors at the business unit level (for executives with primarily business unit responsibilities): revenue growth, DSO and Bookings. A resulting aggregate performance was then translated by formula into an amount of incentive compensation, expressed as a percentage of base salary.

In 2007, the non-discretionary incentive compensation payments for each of Mr. Pedersen (our Chairman and CEO), Mr. Coleman (our President and COO), and Mr. Phillips (our Executive Vice President and CFO), were based completely on Company performance measures. The performance measures for each of these officers are shown in Note 4 to the Grants of Plan-Based Awards table on page 24. By using only Company-wide performance measures, the incentives for these executive officers are balanced for all aspects of the Company's business. Because each of these executive officers interacts with all of the Company's business units, the performance measures are intended to encourage them to attend to the entire business of ManTech and make decisions for the benefit of the entire Company. The four performance measures for these executive officers are equally weighted because each of these measures represents an important performance element for the Company.

Under the 2007 incentive compensation plan, Mr. Pedersen, Mr. Coleman, and Mr. Phillips had the same incentive compensation opportunity (expressed as a percentage of salary), which was from 0% to 95% of base salary depending on Company performance. Each had a target incentive compensation opportunity of 60% of base salary at targeted Company performance.

In 2007, the non-discretionary incentive compensation payments for each of our other NEOs were based on a combination of Company performance measures and performance measures for the business unit for which the NEO is responsible. The performance measures for each of these officers are shown in Notes 5, 6 and 7 to the Grants of Plan-Based Awards table on page 24. By using both Company-wide performance measures and business unit performance measures, the incentives for these executive officers are balanced between goals and objectives of the unit for which the NEO is responsible and the goals for the Company as a whole. The performance measures are intended to encourage them to make decisions that tend to benefit both their business unit and the Company as a whole. The weighting of the business unit performance goals, with business unit revenue having a weighting of 50% of the business unit performance goals in 2007, reflects the importance that the Compensation Committee and management placed on driving growth at the Company's primary business units in 2007.

Under the 2007 incentive compensation plan, our other NEOs had the same incentive compensation opportunity (expressed as a percentage of salary), which was from 0% to 75% of base salary depending on Company performance and the performance of the business unit for which the NEO was responsible. Each such NEO had a target incentive compensation opportunity of 40% of base salary at targeted Company and business unit performance.

For Mr. Renzi and Mr. Fox, revenue growth was the most heavily weighted of their business unit goals, accounting for 50% of their total business unit performance score. Mr. Renzi and Mr. Fox's target non-discretionary bonuses were based on an equal weighting of Company-wide performance measures and performance measures relating to the business units for which each was responsible. For 2007, Mr. Renzi received a non-discretionary incentive compensation payment that was at 80% of the target amount pursuant to the 2007 incentive compensation plan. Mr. Fox did not receive any non-discretionary incentive compensation pursuant to the 2007 incentive compensation plan. The performance measures are shown in Notes 5 and 7 to the Grants of Plan-Based Awards table on page 24.

NEO Incentive Compensation – Discretionary Bonus Payments

In addition to potential payments under the annual incentive compensation plan, the Compensation Committee considered for each NEO whether a discretionary bonus was warranted.

For Mr. Pedersen, Mr. Coleman and Mr. Phillips, the Compensation Committee determined that discretionary bonuses were warranted, given the strong overall performance of the Company and the individual contributions of our corporate executive officers. The amounts of these bonuses are shown in the Summary Compensation Table and represent a discretionary bonus equal to 6% of base salary for each such executive officer.

Mr. Renzi's non-discretionary incentive payment target was reduced as a percentage of base salary from 100% in 2006 to 40% in 2007. In making that change, the Compensation Committee intended that Mr. Renzi be considered for a larger potential discretionary bonus if warranted by the overall performance of the DSG business unit and Mr. Renzi's individual contributions. The Compensation Committee determined that a discretionary bonus was warranted for Mr. Renzi in an amount approximately equal to 35% of his base salary. This discretionary bonus reflects the overall outstanding performance of the Company, the larger potential discretionary bonus for Mr. Renzi, and Mr. Renzi's overall contribution to the Company in 2007.

Mr. Fox's non-discretionary bonus target as a percentage of base salary was reduced from 65% in 2006 to 40% in 2007. In making that change, the Compensation Committee intended that Mr. Fox be considered for a potential discretionary bonus if warranted by Mr. Fox's individual performance and contributions to the Company. The Compensation Committee determined that a discretionary bonus was warranted for Mr. Fox in an amount approximately equal to 25% of his base salary. This discretionary bonus reflects the overall outstanding performance of the Company and Mr. Fox's overall contribution to the Company in 2007.

During 2007, Mr. Dorland, President of our Security and Mission Assurance (SMA) business unit, resigned from that position. In connection with that resignation, he was paid an agreed upon bonus. The amount of the bonus reflected estimates of his potential payment under the annual incentive program at the time of his resignation and other factors.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Option Awards[1] ($) (e)	Non-Equity Incentive Plan Compensation ($) (f)	All Other Compensation[2] ($) (g)	Total ($) (h)
George J. Pedersen,[3]	2007	1,380,385	84,000	0	756,000	148,850	2,369,235
Chairman of the Board and Chief Executive Officer (*Principal Executive Officer*)	2006	1,271,158	0	0	693,500	194,093	2,158,751
Kevin M. Phillips, ...	2007	350,115	21,300	253,928	191,700	8,965	826,008
Executive Vice President and Chief Financial Officer (*Principal Financial Officer*)	2006	321,352	0	203,166	137,600	9,384	671,502
Robert A. Coleman, ...	2007	700,231	42,600	710,907	383,400	9,787	1,846,925
President and Chief Operating Officer	2006	627,120	0	879,734	389,700	10,663	1,907,217
Eugene C. Renzi, ...	2007	697,692	231,000	301,445	224,000	7,386	1,461,523
Sr. Exec VP and Subsidiary President	2006	641,349	0	319,032	658,900	9,465	1,628,746
Gary A. Dorland, ...	2007	291,888	128,500	300,001	0	14,175	734,564
Subsidiary President	2006	267,794	0	224,213	160,700	14,430	667,136
Joseph R. Fox, ... Subsidiary President	2007	291,888	74,000	237,566	0	14,175	617,629

1 The amounts in this column reflect the compensation expense recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted to each of the named executive officers, in 2007 as well as prior fiscal years, in accordance with SFAS 123R, except that the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions pursuant to SEC rules. See Note 10 to the Financial Statements in ManTech's 2007 Annual Report on Form 10-K for the valuation method for options granted in 2007, 2006 and 2005 (subject to the adjustment for forfeitures as noted above) The options granted in 2007 are also reported in the Grants of Plan-Based Awards Table on page 24.

2 All Other Compensation for 2007 consists of the following amounts: (a) matching contributions made to the ManTech 401(k) Plan in the amounts of $5,906, $6,682, $4,708, $11,250, and $11,250 for Messrs. Phillips, Coleman, Renzi, Dorland, and Fox, respectively; (b) contributions to the Employee Stock Ownership Plan in the amounts of $2,250 for each of Messrs. Phillips, Coleman, Renzi, Dorland, and Fox; (c) payments of life insurance premiums of $428, $809, $855, $428, $675, and $675 for Messrs. Pedersen, Phillips, Coleman, Renzi, Dorland and Fox, respectively; and (d) perquisites in the amount of $148,422 for Mr. Pedersen. The perquisites for Mr. Pedersen consist of: (i) $114,525 for the portion of the total cost to the Company of employees' time spent on non-corporate matters on behalf of Mr. Pedersen (primarily as a driver), (ii) $16,600 of tax preparation fees, (iii) $10,860 of legal fees, (iv) automobile expenses, (v) a club membership, and (vi) use of ManTech tickets for one baseball game. For tax preparation and legal fees, the amount is the dollar amount paid by ManTech. For employees' time, the aggregate incremental cost is determined by using the employee's salary and overhead costs for the year to calculate an hourly cost and allocating that cost based on the percentage of time spent on these matters compared to the employees' total time.

3 In 2002, ManTech entered into an employment agreement with Mr. Pedersen, our Chairman and Chief Executive Officer (the Retention Agreement). The terms of the Retention Agreement provide for an annual base salary of at least $1,000,000, to be reviewed annually by us and established for the upcoming year based substantially on the same factors and general compensation policy applicable to the Company's other executive officers. The Retention Agreement provides that Mr. Pedersen is entitled to receive contributions to qualified and non-qualified retirement plans, insurance programs and perquisites on the same terms they have been provided in previous years, including items such as the lease of an executive type of vehicle for business and personal use, a portion of an employee's time spent on non-corporate matters on behalf of Mr. Pedersen (including attending to chauffeur/valet services and other assistance as required from time to time), club memberships and reimbursement of the costs of certain cell phone and home telephone/fax services. Mr. Pedersen voluntarily did not participate in the Company's qualified retirement plans in 2007.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1] Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	All Other Option Awards: Number of Securities Underlying Options [2] (#) (f)	Exercise or Base Price of Option Awards [3] ($/sh) (g)	Grant Date Fair Value of Stock And Option Awards ($) (h)
George J. Pedersen							
2007 Bonus Program [4]		560,000	840,000	1,330,000			
Kevin M. Phillips							
2007 Bonus Program [4]		142,000	213,000	337,250			
2007 Option Grant	3/15/07				20,000	34.05	235,400
Robert A. Coleman							
2007 Bonus Program [4]		284,000	426,000	674,500			
2007 Option Grant	3/15/07				25,000	34.05	294,250
Eugene C. Renzi							
2007 Bonus Program [5]		140,000	280,000	525,000			
2007 Option Grant	3/15/07				10,000	34.05	117,700
Gary A. Dorland							
2007 Bonus Program [6]		59,200	118,400	222,000			
2007 Option Grant	3/15/07				20,000	34.05	235,400
Joseph R. Fox							
2007 Bonus Program [7]		59,200	118,400	222,000			
2007 Option Grant	3/15/07				14,000	34.05	164,780

1 All plan awards were made under the ManTech International Corporation Management Incentive Plan, 2006 Restatement.

2 The options vest over three years, with 1/3 of the total grant vesting on each of the first three anniversary dates of the grant. The options expire five years after the grant date, subject to earlier termination in the event of termination of service.

3 For 2007, the exercise price of all option awards was the closing price of our common stock on the Nasdaq Stock Market on the grant date.

4 The amounts in this row represent the potential payouts under the 2007 Incentive Compensation Plan. Actual payouts are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 23. The award was based on the following performance factors of ManTech at the corporate level and weighting of such factors: (i) Revenue – Goal $1,310,000,000, Weighting 25%; (ii) EBIT % – Goal 8.00%, Weighting 25%; (iii) DSO – Goal 70 days, Weighting 25%; and (iv) Bookings – Goal $2,100,000,000, Weighting 25%. The threshold required a weighted performance of 90% of the goals. The maximum was reached at a weighted performance of 115% of the goals.

5 The amounts in this row represent the potential payouts under the 2007 Incentive Compensation Plan. Actual payouts are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 23. The award was based on the following performance factors (A) of ManTech at the corporate level and weighting of such factors: (i) Revenue – Goal $1,310,000,000, Weighting 25%; (ii) EBIT % – Goal 8.00%, Weighting 25%; (iii) DSO – Goal 70 days, Weighting 25%; and (iv) Bookings – Goal $2,100,000,000, Weighting 25%; and (B) of the Defense Systems Group business unit and weighting of the factors: (i) Revenue – Goal $605,000,000, Weighting 50%; (ii) DSO – Goal 65 days, Weighting 20%; and (iii) Bookings – Goal $968,000,000, Weighting 30%. The threshold required a weighted performance of 90% of the goals. The maximum was reached at a weighted performance of 115% of the goals.

6 The amounts in this row represent the potential payouts under the 2007 Incentive Compensation Plan. Actual payouts are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 23. The award was based on the following performance factors (A) of ManTech at the corporate level and weighting of such factors: (i) Revenue – Goal $1,310,000,000, Weighting 25%; (ii) EBIT % – Goal 8.00%, Weighting 25%; (iii) DSO – Goal 70 days, Weighting 25%; and (iv) Bookings – Goal $2,100,000,000, Weighting 25%; and (B) of the Security and Mission Assurance business unit and weighting of the factors: (i) Revenue – Goal $300,000,000, Weighting 50%; (ii) DSO – Goal 72 days, Weighting 20%; and (iii) Bookings – Goal $477,000,000, Weighting 30%. The threshold required a weighted performance of 90% of the goals. The maximum was reached at a weighted performance of 115% of the goals.

7 The amounts in this row represent the potential payouts under the 2007 Incentive Compensation Plan. Actual payouts are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 23. The award was based on the following performance factors (A) of ManTech at the corporate level and weighting of such factors: (i) Revenue – Goal $1,310,000,000, Weighting 25%; (ii) EBIT % – Goal 8.00%, Weighting 25%; (iii) DSO – Goal 70 days, Weighting 25%; and (iv) Bookings – Goal $2,100,000,000, Weighting 25%; and (B) of the Information and Security Technologies business unit and weighting of the factors: (i) Revenue – Goal $300,000,000, Weighting 50%; (ii) DSO – Goal 72 days, Weighting 20%; and (iii) Bookings – Goal $477,000,000, Weighting 30%. The threshold required a weighted performance of 90% of the goals. The maximum was reached at a weighted performance of 115% of the goals.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name (a)	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable[1] (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)
George J. Pedersen	0	0	—	—
Kevin M. Phillips	0	20,000 [2]	34.05	3/15/2012
	8,334	16,666 [3]	30.07	3/6/2011
	6,667	3,333 [4]	23.95	3/15/2015
	10,000	0	22.50	11/8/2014
	25,000	0	19.82	10/25/2014
	15,000	0	20.97	8/15/2013
Robert A. Coleman	0	25,000 [5]	34.05	3/15/2012
	8,334	16,666 [6]	30.07	3/6/2011
	26,667	13,333 [7]	23.95	3/15/2015
	130,000	0	15.56	9/10/2014
	20,000	0	19.34	6/23/2014
	3,000	0	20.97	8/15/2013
Eugene C. Renzi	0	10,000 [8]	34.05	3/15/2012
	0	23,333 [9]	30.07	3/6/2011
	0	10,000 [10]	23.95	3/15/2015
Gary A. Dorland	0	20,000 [11]	34.05	3/15/2012
	5,334	26,666 [12]	30.07	3/6/2011
	0	5,333 [13]	23.95	3/15/2015
	6,667	0	22.50	11/8/2014
Joseph R. Fox	0	14,000 [14]	34.05	3/15/2012
	0	8,000 [15]	30.70	3/6/2011
	0	10,000 [16]	23.95	3/15/2015
	0	3,333 [17]	20.45	2/7/2015

1 Vesting of all unexercisable options is contingent on the officer remaining with ManTech until the vesting date. The options would fully vest on the officer's death or disability.

2 For these options, 6,667 shares vest on March 15, 2008, 6,666 shares vest on March 15 2009, and 6,667 shares vest on March 15, 2010.

3 For these options, 8,333 shares vest on each of March 7, 2008 and March 7, 2009.

4 These options vest on March 15, 2008.

5 For these options, 8,334 shares vest on March 15, 2008, 8,333 shares vest on March 15, 2009, and 8,333 shares vest on March 15, 2010.

6 For these options, 8,333 shares vest on each of March 7, 2008 and March 7, 2009.

7 These options vest on March 15, 2008.

8 For these options, 3,334 shares vest on March 15, 2008, 3,333 shares vest on March 15, 2009 and 3,333 shares vest on March 15, 2010.

9 For these options, 11,666 shares vest on March 7, 2008 and 11,667 shares vest on March 7, 2009.

10 These options vest on March 15, 2008.

11 For these options, 6,667 shares vest on March 15, 2008, 6,666 shares vest on March 15, 2009, and 6,667 shares vest on March 15, 2010.

12 For these options, 13,333 shares vest on each of March 7, 2008 and March 7, 2009.

13 These options vest on March 15, 2008.

14 For these options, 4,667 shares vest on March 15, 2008, 4,666 shares vest on March 15, 2009, and 4,667 shares vest on March 15, 2010

15 For these options, 4,000 shares vest on each of March 7, 2008 and March 7, 2009.

16 These options vest on March 15, 2008.

17 These options vest on February 7, 2008.

OPTION EXERCISES AND STOCK VESTED

Name of Executive Officer (a)	Option Awards: Number of Shares Acquired on Exercise (#) (b)	Option Awards: Value Realized On Exercise ($) (c)
George J. Pedersen	0	0
Kevin M. Phillips	0	0
Robert A. Coleman	145,000	2,266,040
Eugene C. Renzi	38,334	536,120
Gary A. Dorland	27,000	326,239
Joseph R. Fox	34,000	683,126

NONQUALIFIED DEFERRED COMPENSATION

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
George J. Pedersen [1]	0	0	426,608	23,593,996	0
Kevin M. Phillips	0	0	0	0	0
Robert A. Coleman	0	0	0	0	0
Eugene C. Renzi	0	0	0	0	0
Gary A. Dorland [2]	20,080	0	(3,020)	0	54,681
Joseph R. Fox	0	0	0	0	0

1 All amounts in this row relate to the ManTech International Corporation Supplemental Executive Retirement Plan (F/B/O George J. Pedersen) (the "SERP"). Under the terms of the SERP, Mr. Pedersen elected to take a complete distribution of the SERP in early 2007. Following the distribution of all amounts due to Mr. Pedersen, ManTech terminated the SERP in 2007. The SERP was established in 1987 and previously provided for contributions related to a terminated defined benefit plan. The SERP has also had a defined contribution element. The assets of the SERP were held in two trusts. The larger of the trusts has been principally invested in ManTech common stock since 1993, which had a return of 1.8% for the portion of 2007 prior to distribution. The other trust was invested in various other investments with a total return for the portion of 2007 prior to distribution of 2.5%.

2 All amounts in this row relate to the ManTech Executive Supplemental Savings Plan (the "ESSP"). The ESSP is a nonqualified deferred compensation plan that allows certain executives and other highly compensated employees to make voluntary deferrals of compensation. The operation of the ESSP is subject to the rules of Section 409A of the Internal Revenue Code. An executive may make deferrals of base salary and bonuses. A participant in the ESSP may select from various mutual funds and similar investments for the deferrals. ManTech does not make any matching or other contributions based on an executive's deferral. An executive is fully vested in their deferrals and any deemed earnings. When a deferral is made, a participant can elect a future time to receive a distribution of that deferral, adjusted for any earnings or losses. Under limited circumstances, the participant may elect to defer that distribution to a future date. Distributions can also be made on an unforeseeable emergency that constitutes a substantial hardship to the participant. Otherwise, distributions are made at termination of employment for any reason, including death or disability. Any distribution at termination to an executive officer would be delayed for six months except for a distribution at death.

Amounts in the ESSP may be invested in the equivalent of 19 different mutual funds that are held within life insurance policies held in a trust for the ESSP. During 2007, the equivalent funds in which investments were held and their 2007 annualized earnings were: Federated GVIT High Income Bond – Class I, (1.3%); AIM V.I. Capital Development – Series I Shares, 10.7%; and Van Kampen UIF U.S. Real Estate – Class I, (17.1%).

Other Potential Post-Termination Payments

➢ *Retirement or other Termination by the Executive*

On his retirement or other termination of employment, Mr. Dorland would be entitled to the payment of the balance in his ESSP account, which was $54,681 on December 31, 2007.

None of our other executives would receive any payment from ManTech on a retirement or other termination by the executive.

➢ *Termination without Cause*

Under his Retention Agreement, if Mr. Pedersen is terminated without cause, he is entitled to a lump sum amount equal to his base salary (which was $1,400,000 as of December 31, 2007). For this purpose, cause means (i) a material violation by Mr. Pedersen of the Retention Agreement, which he fails to cure to ManTech's reasonable satisfaction within thirty (30) days after ManTech delivers written notice specifically identifying such violation; (ii) Mr. Pedersen's willful failure to act in a manner consistent with his responsibilities or with the best interests of ManTech, which he fails to cure to ManTech's reasonable satisfaction within thirty (30) days after ManTech delivers written demand for satisfactory performance that specifically identifies the manner in which ManTech believes that he has not satisfactorily performed his duties; or (iii) Mr. Pedersen's conviction of a felony (other than an offense related to the operation of an automobile that results only in a fine, license suspension or other non-custodial penalty) or other serious crime involving moral turpitude.

If he had been terminated in 2007, Mr. Dorland would have received the amount from the ESSP described above.

None of our other executives are entitled to any payments on a termination without cause.

➢ *Death or Disability*

On death or disability of an executive, all unvested stock options vest and may be exercised. If unvested options had been vested and exercised as of December 31, 2007 (based on the closing price of ManTech stock on the last trading day of 2007), the value realized on exercise for these options would have been: Mr. Phillips $490,784; Mr. Coleman $738,334; Mr. Renzi $617,229; Mr. Dorland $338,024; and Mr. Fox $523,372.

In addition, on the death of an executive, the following amounts would have been payable from life insurance policies for which ManTech paid the premiums as of December 31, 2007: Mr. Pedersen $625,000; Mr. Phillips $1,065,000; Mr. Coleman $1,250,000; Mr. Renzi $625,000; Mr. Dorland $888,000; and Mr. Fox $888,000.

On a termination due to permanent disability of an executive, there would be no amounts payable from ManTech but eligible executives would be entitled to payments from a disability insurance policy. Long-term disability pays 60% of salary with a maximum monthly benefit of $15,000. The benefit is generally payable until age 67.

On death or disability, Mr. Dorland (or his beneficiary) would receive the amount from the ESSP described above.

➢ *Change in Control*

None of our executives are entitled to any additional payments due to a change in control of ManTech.

Executive Officers

We have set forth below the names and ages (as of the Mailing Date) of our current executive officers and their respective positions with us. Biographical information for each of our executive officers is presented following the table (the biographical information for Messrs. Pedersen and Coleman was presented in the *Information Regarding the Nominees for Election as Directors* section of the proxy statement).

Our executive officers serve at the discretion of the Board of Directors.

Name	Age	Position
George J. Pedersen	72	Chairman of the Board and Chief Executive Officer
Robert A. Coleman	48	President and Chief Operating Officer
Kevin M. Phillips	46	Executive Vice President and Chief Financial Officer
John J. Fitzgerald	54	Senior Vice President Finance and Controller
James Allburn	67	Subsidiary President
James D. Bryan	60	Subsidiary President
Kenneth J. Farquhar	54	Subsidiary President
Joseph R. Fox	50	Subsidiary President
Thomas E. Mitchell	61	Subsidiary President

Kevin M. Phillips. Mr. Phillips is Executive Vice President and Chief Financial Officer of ManTech International Corporation. Prior to being named Chief Financial Officer, Mr. Phillips served as Corporate Vice President and Chief of Staff for ManTech, in which capacity he played an active role in the integration of acquisitions and other strategic business issues. Mr. Phillips joined ManTech in February 2003. He was formerly the Chief Financial Officer of CTX Corporation, a leading provider of information technology and software strategies and solutions to the national Intelligence Community that had revenues of approximately $35 million at the time it was acquired by ManTech in December 2002.

John J. Fitzgerald. Since April 2004, John Fitzgerald has been the Company's Senior Vice President of Finance and Controller. In July 2006, he was promoted to Principal Accounting Officer. Previously, he was Vice President and Controller at DynCorp from 1997 to 2003, a company with over $2.4 billion in annual sales in 2003. Prior to that, he held various senior financial positions at other companies. He started his career at Ernst & Ernst.

James Allburn. Mr. Allburn is President of ManTech SRS Technologies, Inc. (SRS). Mr. Allburn was named President of SRS in May 2007. Prior to that, he served as President and Chief Operating Officer of SRS Technologies, a diversified, high-technology company providing aerospace services, technologies and products to government and commercial clients that had revenues of approximately $130 million at the time it was acquired by ManTech in May 2007. He joined SRS in 1986.

James D. Bryan. Major General James D. Bryan, U.S. Army (Ret.) is President of ManTech Defense Systems Group (DSG). General Bryan joined ManTech in January 2008. Prior to joining ManTech, Gen. Bryan was the Sector Vice President, Executive Customer Relations for Global Defense C4I and Space for Northrop Grumman Corporation from January 2007 until January 2008, where he was responsible for establishing and strengthening executive relationships with senior leaders in the $6 billion Information Technology sector. Prior to that Gen. Bryan served as Vice President for Defense Transformation and Deputy of the Defense Group of Northrup Grumman, a $1 billion enterprise, where he provided strategic planning and analysis and guided the business development activities of the group. Prior to that, in 2000, Gen. Bryan was named Vice Director of the Defense Information Systems Agency/Commander, Joint Task Force for Computer Network Operations.

Kenneth J. Farquhar. Mr. Farquhar is President of ManTech Systems Engineering Corporation (MSEC). Mr. Farquhar joined ManTech in 1995 as a Vice President managing MSEC's Engineering and Systems Support Group, and was named President of MSEC in December 2003. Before joining ManTech, he held numerous technical and management positions at other companies in support of U.S. Navy aircraft flight test and engineering efforts at the Naval Air Warfare Center, Patuxent River, MD.

Joseph R. Fox. Mr. Fox is President of ManTech Information Systems & Technology Corporation (IS&T). Mr. Fox was named President of IS&T in September 2004. Prior to that, he served as Senior Vice President of IS&T. Before joining ManTech, Mr. Fox was a Vice President of Integrated Data Systems Corporation, a highly regarded provider of software engineering, computer security and enterprise architecture solutions to the Intelligence Community and the Department of Defense, which ManTech acquired in February 2003.

Thomas E. Mitchell. Mr. Mitchell is President of ManTech Security & Mission Assurance Corporation (SMA). Mr. Mitchell was named President of SMA in November 2007. Prior to that Mr. Mitchell served as Executive Vice President and Chief Operating Officer of SMA, and before that was its Senior Vice President of Strategic Development. Prior to joining ManTech SMA, he served as Senior Vice President for ManTech Gray Hawk's Operations, Intelligence and Security Group. Before joining ManTech, Mr. Mitchell held a number of senior level operations positions at Gray Hawk Systems, Inc, a high technology company providing a broad range of intelligence related services to the homeland security, law enforcement, Intelligence Community and the Department of Defense markets that had approximately $70 million in revenue in 2004, which ManTech acquired in May 2005.

AUDIT COMMITTEE REPORT

The Audit Committee reviews ManTech's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Deloitte & Touche LLP (D&T), our Company's independent auditor for 2007, is responsible for expressing an opinion on the conformity of the financial statements with generally accepted accounting principles. Additionally, D&T is responsible for expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

In this context, we have reviewed and discussed with both management and D&T the audited financial statements for the year ended December 31, 2007, management's assessment of the effectiveness of the Company's internal control over financial reporting, and D&T's evaluation of the Company's internal control over financial reporting. The Audit Committee has discussed with D&T those matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees.*

D&T has provided us with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect. The Audit Committee has discussed with D&T the auditor's independence from the Company and its management. The Audit Committee has concluded that D&T's provision of audit and non-audit services to the Company is compatible with D&T's independence.

Based upon the considerations, reviews and discussions referred to above, we recommended to the Board of Directors (and the Board of Directors approved) the inclusion of the audited financial statements for the year ended December 31, 2007 in the Company's Annual Report on Form 10-K for 2007.

The Audit Committee of the Board of Directors

Barry G. Campbell, *Chairman*
Walter R. Fatzinger, Jr.
Richard J. Kerr

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
PROPOSAL 2

The Audit Committee of the Board of Directors is responsible for selecting and appointing our independent auditors. The Audit Committee has appointed the firm of Deloitte & Touche LLP to serve as our independent auditors for the fiscal year ending December 31, 2008, subject to the ratification of such appointment by the stockholders at the Annual Meeting. Although stockholder approval is not required by our bylaws or otherwise, we are submitting the appointment of D&T for ratification in order to obtain the views of our stockholders.

In the event the stockholders fail to ratify the appointment, the Audit Committee will reconsider its appointment. Even if the selection is ratified, the Audit Committee may, in its discretion, appoint a different independent auditing firm at any time during the year if the Audit Committee believes that a change would be in the best interests of the Company and its stockholders.

In appointing D&T as our independent auditors for the fiscal year ending December 31, 2008, the Audit Committee considered whether D&T's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

D&T served as our independent auditor in 2007. We expect that representatives of D&T will be present at the Annual Meeting and will be available to respond to appropriate questions. Those representatives will also have an opportunity to make a statement or comment on the financial statements if they wish to do so.

Policy Regarding Audit Committee Pre-Approval of Audit and Permitted Non-audit Services

Our Audit Committee charter contains the Audit Committee's policy for pre-approval of audit and permitted non-audit services performed by our independent auditor. The requirement for pre-approval, in part, allows us to assess whether the provision of such services might impair the auditor's independence.

The Audit Committee approves the annual audit services engagement and (if necessary) any material changes in terms, conditions and fees resulting from changes in audit scope or other matters.

The chairman of the Audit Committee has been authorized by the Audit Committee to pre-approve any services arising during the year that were not pre-approved by the Audit Committee at the time of the annual audit services engagement. Services that are pre-approved by the Audit Committee chairman are then communicated to the full Audit Committee, for informational purposes only, at the Audit Committee's next regularly scheduled meeting.

For each proposed service, the independent auditor is required to provide back-up documentation detailing the service. The Audit Committee regularly reviews summary reports provided to us by our independent auditor. During 2007, all services performed by D&T were approved by the Audit Committee pursuant to the Audit Committee's pre-approval policy.

Fees Paid to Deloitte & Touche LLP

The following table presents the aggregate fees that we were billed for professional services rendered by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the Deloitte Entities) for the fiscal years ended December 31, 2006 and 2007:

Type of Fees	2006	2007
Audit Fees	$1,150,000	$1,254,575
Audit-Related Fees	171,472	479,407
Tax Fees	250,142	366,285
All Other Fees	16,000	26,000
TOTAL	$1,587,614	$2,126,267

In the table above, in accordance with the definitions and rules of the SEC

- ***Audit Fees*** are fees that we paid to the Deloitte Entities for professional services rendered for the audit of our consolidated financial statements that are included in our Annual Reports on Form 10-K, the audit of the Company's internal control over financial reporting, and the review of financial statements included in our Quarterly Reports on Form 10-Q.
- ***Audit-Related Fees*** consist of fees that we paid to the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Audit-Related Fees include services performed in connection with the audits of our 401(k) plans, Employee Stock Ownership Plan, other benefit plans, foreign operations, and include services related to the audit of the pre-closing balance sheet provided in connection with the Company's acquisition of SRS Technologies and McDonald Bradley, Inc. in 2007.
- ***Tax Fees*** are fees that we paid to the Deloitte Entities for professional services rendered for tax compliance, tax advice and tax planning.
- ***All Other Fees*** are fees that we paid to the Deloitte Entities for products and services that were not included in the first three categories, and include consultation services related to the allowability of costs in accordance with the Federal Acquisition Regulation and other compliance issues.

Recommendation of the Board of Directors

The Board recommends that you vote "FOR" the ratification of the appointment of Deloitte & Touche LLP to serve as our independent auditors for the fiscal year ending December 31, 2008. All proxies executed and returned will be voted "FOR" the ratification of the appointment of Deloitte & Touche LLP unless the proxy specifies otherwise.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval of Transactions with Related Persons

Prior to February 2007, we had informal procedures pursuant to which the Audit Committee was responsible for monitoring and reviewing related party transactions on an ongoing basis, consistent with Nasdaq listing standards.

In February 2007, the Board adopted a policy and procedures for the review, approval and monitoring of all transactions involving the Company and "Related Parties" (the Policy). Under our Policy, a Related Party is any director, executive officer, director nominee, 5% or greater stockholder, or an immediate family member of any of these people. With certain exceptions that are detailed in our Policy, a Related Party Transaction is any arrangement, transaction or relationship in which the Company is a participant and any Related Party has or will have a direct or indirect interest (other than solely as a result of being a director or less than 10% beneficial owner of another entity).

Under our Policy, the Audit Committee is responsible for reviewing and approving all Related Party Transactions. If a director is involved in the proposed transaction, he or she will not participate in discussions and decisions about the proposed transaction. In determining whether to approve a proposed Related Party Transaction, the Audit Committee will take into account, among other factors:

- The material facts and circumstances of the transaction (such as the nature of the Related Party's interest, the value of the proposed transaction, the benefit to the Company and whether the transaction is on terms comparable to an arms-length transaction);
- Any potential impact on a director's independence;
- Public disclosure issues; and
- Any anticipated perception issues related to the transaction.

If the Audit Committee approves a Related Party Transaction, and the transaction is anticipated to be continuing, the Audit Committee may establish guidelines for senior management to follow in those continuing dealings with the Related Party. In these cases, the Audit Committee is responsible for periodically (and at least annually) reviewing and assessing the ongoing relationships to ensure they are in compliance with the Audit Committee's guidelines and that the Related Party Transaction remains appropriate. Additionally, the Audit Committee has adopted certain "standing approvals" for some common Related Party Transactions involving *de minimis* amounts (including certain types of compensation decisions for employees who are family members of Related Parties and charitable contributions to entities that have relationships with Related Parties) that fall below the minimum threshold for public disclosure.

The Policy requires that transactions that exceed the minimum threshold for disclosure in our proxy statement under the relevant SEC rules shall be disclosed in accordance with the applicable laws, rules and regulations.

Related Party Transactions

Sale of Our MSM Subsidiary

On February 23, 2007, we sold our MSM subsidiary to MSM Security Services Holdings, LLC (MSM Holdings) for $3 million in cash. MSM Holdings is an entity that is solely owned by George J. Pedersen, our Chairman of the Board and Chief Executive Officer.

In early 2005, we reached a final corporate determination to exit the personnel security investigation services business and discontinue operations at our MSM subsidiary. We then engaged in a lengthy and detailed process (which included the retention of an investment banker to lead the process) to market and sell the MSM business. In January 2007, Mr. Pedersen presented a formal written offer to the Board to purchase our MSM subsidiary. Mr. Pedersen's offer exceeded the value of any other definitive offers extended to the Company.

After Mr. Pedersen presented the formal offer to the Company to purchase MSM, the Board formed a special committee comprised solely of independent directors to review, evaluate and determine the advisability of the transaction. The special committee retained the services of independent legal counsel and an independent financial advisor to assist the special committee with its duties. The special committee received a fairness opinion from the independent financial advisor. The special committee of the Board considered the advice and opinions received from its advisors and unanimously recommended approval of the transaction to the independent members of the Board of Directors. The transaction was then approved by the independent members of the Company's Board of Directors.

GSE Systems, Inc.

In 2003, we sold all of our equity interest in GSE Systems, Inc. (GSE), and a $650,000 note receivable from GSE, to GP Strategies Corporation in exchange for a note with a principal amount of $5,250,955. Since 2003, we have not owned any shares of GSE common stock. However, in connection with the issuance of certain letters of credit in support of payment and performance bonds (which have since expired), the Company received 100,000 warrants to purchase GSE common stock. During 2007, the Company exercised all 100,000 warrants at a price of $1.33 per share and sold the converted shares at $6.00 per share.

George J. Pedersen, our Chairman of the Board and Chief Executive Officer, beneficially owned shares and options representing less than 5% of GSE as of December 31, 2007. Mr. Pedersen serves on GSE's board of directors.

Employee Relationships

Ms. Christine Lancaster, our Assistant Vice President and Assistant Corporate Secretary, is the daughter of George Pedersen, our Chairman of the Board and CEO. Ms. Lancaster has been employed by us on a full-time basis since 1984. In 2007, Ms. Lancaster received salary compensation of $128,844 and a bonus of $18,000.

Certain of our executive officers have relatives who work for us. In all of these cases, the amount of compensation paid to such family members is less than the amount that would require disclosure under Item 404 of Regulation S-K.

BENEFICIAL OWNERSHIP OF OUR STOCK

Ownership by Our Directors and Executive Officers

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of April 10, 2008 by each of the following:

- Our named executive officers (identified in the Summary Compensation Table), except for Messrs. Renzi and Dorland, who are no longer executive officers;
- Our directors and director nominees; and
- Our directors and executive officers, as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the Exchange Act.

Unless otherwise indicated, the persons included in the table below have sole voting and investment power over the shares reported. In addition, because Class B Common Stock may be voluntarily converted into Class A Common Stock on a share-for-share basis, each share of Class B Common Stock also represents beneficial ownership of a share of Class A Common Stock. However, for purposes of this presentation, share amounts and ownership percentages are presented without regard to convertibility. The address for each person in the table below is the mailing address of our principal executive offices: 12015 Lee Jackson Highway, Fairfax, VA 22033-3300.

	Class A Common Stock			Class B Common Stock		
Name	Total Shares Beneficially Owned [1]	Number of Option Shares [1]	Percent of Class [2]	Total Shares Beneficially Owned	Percent of Class	Total Voting Power [2] [3]
George J. Pedersen [4]	—	—		14,144,345	100%	87.3%
Robert A. Coleman [5]	233,247	218,001	1.1%			*
Kevin M. Phillips [6]	43,563	43,334	*			*
Joseph R. Fox [7]	22,232	22,000	*			*
Walter R. Fatzinger, Jr. [8]	30,558	25,333	*			*
Richard J. Kerr	25,333	25,333	*			*
Stephen W. Porter	25,333	25,333	*			*
Barry G. Campbell	25,333	25,333	*			*
David E. Jeremiah	18,333	18,333	*			*
Richard L. Armitage	13,333	13,333	*			*
Mary K. Bush	1,667	1,667	*			*
Kenneth A. Minihan	6,667	6,667	*			*
All directors and executive officers as a group (17 persons):	492,572	470,667	2.4%	14,144,345	100%	87.6%

1 Shares of common stock subject to options that are or will become exercisable within 60 days after April 10, 2008 comprise the number of shares listed under the column "Number of Option Shares," and such shares are also included in computing the total shares of Class A Common Stock beneficially owned by such individual under the column "Total Shares Beneficially Owned."

2 An asterisk indicates that the total beneficial ownership of the class of stock or the total voting power of our outstanding common stock (in each case, including shares subject to options that may be exercised within 60 days) is less than 1%.

3 The holders of our Class A Common Stock are entitled to one (1) vote per share, and the holders of our Class B Common Stock are entitled to ten (10) votes per share.

4 Includes (i) 14,082,760 shares of Class B Common Stock held in the name of George J. Pedersen, (ii) 60,417 shares of Class B Common Stock held by the ManTech Special Assistance Fund, Inc., a fund over which Mr. Pedersen has voting and investment control and as to which Mr. Pedersen disclaims beneficial ownership, and (iii) 1,168 shares of Class B Common Stock held by Mr. Pedersen's wife, Marilyn A. Pedersen, and as to which Mr. Pedersen disclaims beneficial ownership.

5 Includes 298 shares of Class A Common Stock vested in the name of Robert A. Coleman that are held by the ManTech International Corporation Employee Stock Ownership Plan.

6 Includes 280 shares of Class A Common Stock vested in the name of Kevin M. Phillips that are held by the ManTech International Corporation Employee Stock Ownership Plan.

7 Includes 283 shares of Class A Common Stock vested in the name of Joseph R. Fox that are held by the ManTech International Corporation Employee Stock Ownership Plan.

8 Includes 2,225 shares of Class A Common Stock held by Fidelity Brokerage Services LLC for Helen C. Fatzinger, as to which Mr. Fatzinger disclaims beneficial ownership.

Ownership by Holders of More Than 5% of Our Class A Common Stock

The following table details certain information with regard to the beneficial ownership of the owners of more than 5% of our outstanding Class A Common Stock, as of December 31, 2007.

Name and Address	Number of Shares Beneficially Owned and Nature of Beneficial Ownership[1][2][3]	Percent of Outstanding Class A Common Stock[4]	Percent of Outstanding Class B Common Stock[4]	Total Voting Power[4]
George J. Pedersen 12015 Lee Jackson Hwy, Fairfax, VA 22033	14,279,813		100%	87.6%
Neuberger Berman, Inc. 605 Third Avenue, New York, NY 10158	2,695,332	13.5%		1.7%
Fidelity Management and Research Corporation 82 Devonshire Street, Boston, MA 02109	1,741,264	8.7%		1.1%
Barclays Global Investors, NA 45 Fremont Street, San Francisco, CA 94105	1,357,688	6.8%		0.8%

1 As reported on a Schedule 13G/A filed by Neuberger Berman, Inc. on February 12, 2008. According to such Schedule 13G/A, Neuberger Berman, Inc. and Neuberger Berman, LLC have the sole voting power with respect to 1,200 of these shares, shared voting power with respect to 2,273,900 of these shares, and shared dispositive power with respect to all 2,695,332 of these shares; Neuberger Berman Management Inc. reported shared voting and shared dispositive power with respect to 2,273,900 of these shares; and Neuberger Berman Equity Funds reported shared voting and shared dispositive power with respect to 2,252,700 of these shares.

2 As reported on a Schedule 13G/A filed by Fidelity Management and Research Corporation on February 14, 2008. According to such Schedule 13G/A, Fidelity Management and Research and Management Corporation beneficially owns 1,741,264 shares, and has the sole voting power with respect to 146,800 of these shares, and sole dispositive power with respect to all 1,741,264 of these shares.

3 As reported on a Schedule 13G filed by Barclays Global Investors, NA on February 5, 2008. According to such Schedule 13G, Barclays Global Investors, NA beneficially owns 1,357,688 shares, and has the sole voting power with respect to 1,122,645 of these shares, and sole dispositive power with respect to all 1,357,688 shares.

4 Based on 20,231,339 shares of Class A Common Stock and 14,279,813 shares of Class B Common Stock outstanding on December 31, 2007. The holders of our Class A Common Stock are entitled to one (1) vote per share, and the holders of our Class B Common Stock are entitled to ten (10) votes per share. The Class B shares may be converted by their holder into Class A shares at any time.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10% of our equity securities, to file reports of ownership and changes in ownership with the SEC, and to furnish us with copies of such Section 16 reports that they file.

Based solely upon our review of copies of such reports received by it and written representations from our officers and directors that no other reports were required for them, we believe that our officers, directors and 10% stockholders complied with their Section 16(a) filing obligations for 2007 and timely filed all reports required to be filed pursuant to Section 16(a) for 2007, except that one transaction by Mr. Dorland was reported on a Form 4 one day after the deadline for reporting the transaction.

Stockholder Proposals

In order for a stockholder proposal to be considered for inclusion in our proxy statement for our 2009 Annual Meeting of Stockholders pursuant to Rule 14a-8(e) of the Exchange Act, the proposal must be received by our Corporate Secretary at 12015 Lee Jackson Highway, Fairfax, VA 22033-3300, no later than February 7, 2009. The stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. Notice of any stockholder proposal to be submitted outside of the Rule 14a-8 process mentioned above must be received by our Corporate Secretary between December 29, 2008 and February 7, 2009 in order to be considered timely. As to all such matters for which we do not receive notice on or prior to that date, discretionary authority to vote on such proposal shall be granted to the persons designated in our proxy relating to the 2009 Annual Meeting of Stockholders. However, if we determine to change the date of the 2009 Annual Meeting of Stockholders by more than 30 days from June 6, 2009, we will provide stockholders with a reasonable time before we begin to print and mail our proxy materials for the 2009 Annual Meeting of Stockholders, so that our stockholders have an opportunity to make proposals in accordance with the rules and regulations of the SEC.

Incorporation by Reference and Other Information

We have included our Annual Report for the fiscal year ended December 31, 2007 (and our audited financial statements for such fiscal year) with this proxy statement; however, the Annual Report and the audited financial statements are not incorporated by reference into this proxy statement, do not constitute a part of the proxy soliciting material, and are not subject to the liabilities of Section 18 of the Exchange Act. You may request additional copies of the accompanying Annual Report, without charge, by contacting our investor relations department.

Available Information

You may also obtain a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (including the financial statements, financial statement schedules and exhibits), without charge, by sending a written request to our Corporate Secretary, Jeffrey S. Brown, at ManTech International Corporation, 12015 Lee Jackson Highway, Fairfax, VA 22033-3300, or by calling (703) 218-6098.

Additionally, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on the Corporate Governance page of our Website, as soon as reasonably practicable after we electronically file such reports with the SEC. Information contained on our Website is not a part of this proxy statement.

By Order of the Board of Directors

George J. Pedersen
Chairman of the Board and Chief Executive Officer

Fairfax, Virginia
April 25, 2008

Corporation Information

Corporate Headquarters

ManTech International Corporation
12015 Lee Jackson Highway
Suite 800
Fairfax, VA 22033-3300
Main: (703) 218-6000
Fax: (703) 218-8296

Website

www.mantech.com

Employment

It is ManTech's policy to recruit, hire, employ, train and promote persons in all job classifications without regard to race, color, religion, sex, age, national origin or disability.

Shareholder Information

Transfer Agent

Stockholders may obtain information with respect to share position, transfer requirements, address changes, lost stock certificates and duplicate mailings by writing or telephoning:

American Stock Transfer & Trust Co.

59 Maiden Lane
New York, NY 10038
Attn: Shareholder Services
800-937-5449 or 718-921-8200
www.amstock.com

Annual Meeting

ManTech's Annual Meeting will be held on Friday, June 6, 2008, at 11:00 a.m. ET at the Fair Lakes Hyatt, Fairfax, Virginia.

Class A Common Stock

Stock symbol: MANT
Listed: NASDAQ National Market

Independent Auditors

Deloitte & Touche LLP
McLean, Virginia

Investor Communications

Investors seeking the Form 10-K and additional information about the company may call 703-218-6000, write to Investor Relations at our corporate headquarters, or send an email to investor@mantech.com. ManTech's earnings announcements, news releases, SEC filings and other investor information are available in the Investors section of our website.

Forward-Looking Statement

This annual report contains forward-looking statements that involve substantial risks and uncertainties, many of which are outside of our control. We believe that these statements are within the definition of the Private Securities Litigation Reform Act of 1995. You can often identify these statements by the use of words such as "may," "will," "expect," "intend," "anticipate," "believe," "plan," "seek," "estimate," "continue" and other similar words or variations on such words. Additionally, statements concerning future matters or matters that are not historical are forward-looking statements. You should read our forward-looking statements carefully because they discuss our future expectations, make projections of our future results of operations or financial condition, or state other "forward-looking" information.

Although forward-looking statements in this annual report reflect the good faith judgment of management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors that could cause or contribute to such differences include, but are not limited to, those factors discussed in Item 1A "Risk Factors" in our annual report on Form 10-K, filed with the SEC on March 17, 2008, and from time to time in our other filings with the SEC, including our reports on Form 10-Q and Form 8-K.

We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this annual report.

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Front cover MRAP DoD photo by Sgt. Michael Connors, USA
Back cover DoD photo by Petty Officer 3rd Class M. Jeremie